SIMPSON THACHER & BARTLETT LLP
425 LEXINGTON AVENUE
NEW YORK, N.Y. 10017-3954
(212) 455-2000

FACSIMILE: (212) 455-2502

DIRECT DIAL NUMBER
(212) 455-3066

E-MAIL ADDRESS
JMERCADO@STBLAW.COM

RECEIVED
2006 SEP 14 A 8:43
OFFICE OF INTERNATIONAL CORPORATE FINANCE

VIA FEDEX

September 11, 2006

Mr. Elliot Staffen
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

06016800

SUPPL

Re: Banco Hipotecario S.A. (82-34946) Furnishes Information Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

PROCESSED
SEP 18 2006 E
THOMSON
FINANCIAL

Dear Mr. Staffen,

On behalf of our client, Banco Hipotecario S.A. (the "Bank"), and pursuant to Rule 12g3-2b (the "Rule") under the U.S. Securities Exchange Act of 1934 (the "Exchange Act"), we are furnishing the following information:

1. English translation of note No. 334 to the Argentine Securities Commission ("ASC"), dated as of August 8, 2006;

2. English translation of note No. 390 to the ASC, dated as of August 11, 2006; and

3. English translation of financial statements of the Bank for the period ended on June 30, 2006.

The information and documents enclosed with this letter are being furnished on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Exchange Act.

Please do not hesitate to contact the undersigned (212-455-3066) if you have any questions or require any further information.

Sincerely,

Jaime Mercado

Enclosures

cc: Marcelo Icikson

[Letterhead of Banco Hipotecario]

[Seal reading: "Received - Argentine Securities Commission, August 8, 2006, 11:18 a.m. – 010170"]

NOTE No. 334

BUENOS AIRES, August 8, 2006

MESSRS.
ARGENTINE SECURITIES COMMISSION

Please find enclosed the documents identified below:

- Two copies of pages 45 through 48 (Book No. 3), and pages 2 through 4 (Book No. 4), of the Share Deposit Book and Record of Shareholders' Meeting Attendance, evidencing the shareholders' attendance at the General Extraordinary Shareholders' Meeting dated 07/21/2006 and Adjourned General Ordinary and Extraordinary Shareholders' Meeting dated 06/22/2006.
- Two copies of Minutes No. 63 and 64 of the Meetings referred to above, registered on Pages 419/435 of Shareholders' Meetings Minute Book No. 1.

Sincerely.

RECEIVED
2006 SEP 14

/s/
Ernesto Viñes
Attorney-in-fact
Banco Hipotecario S.A.

MINUTES OF GENERAL EXTRAORDINARY SHAREHOLDERS' MEETING No. 63. In the City of Buenos Aires, on July 21, 2006 at 11.45 a.m., a General Extraordinary Shareholders' Meeting was held at the registered office located at Reconquista 151, City of Buenos Aires, by the shareholders of "BANCO HIPOTECARIO S.A." registered on pages 45 through 47 of the Share Deposit Book and Record of Shareholders' Meeting Attendance No. 3 of the Company in order to deal with the items of the Agenda contained in Board Minutes No. 194 dated June 22, 2006 and published in the Official Gazette and in "La Prensa" newspaper on June 23 and from June 26 to and including June 29, 2006. At first call, 24 Shareholders attended the Shareholders' Meeting by proxy, holding in the aggregate 146,748,694 common book-entry Class "A", "B", "C" and "D" shares, representing 97.83% of the outstanding capital stock and entitled to 278,539,906 votes. The Shareholders' Meeting was chaired by Mrs. Clarisa ESTOL in her capacity as President of the Company. The meeting was attended by Directors Jorge Luis MARCH, Federico León BENSADÓN, Jacobo Julio DREIZZEN, Gabriel Adolfo REZNIK, Pablo Daniel VERGARA DEL CARRIL, Ernesto Manuel VIÑES and Saúl ZANG. Syndics Silvana GENTILE, Martín SCOTTO, José Daniel ABELOVICH, Ricardo FLAMMINI and Marcelo Héctor FUXMAN were also present thereat. Furthermore, Accountant Ariel SCHMUTZ also attended the meeting on behalf of the Buenos Aires Stock Exchange. Mabel Susana D'ORAZIO CEBEY, María PARODI and Carlos Ángel BERTANI attended the meeting on behalf of the Argentine Securities Commission. Thereafter, upon verifying the existence of quorum and as no objections were raised in connection therewith, the President declared the Shareholders' Meeting opened and submitted to consideration of the Shareholders the first item of the Agenda: I. **APPOINTMENT OF TWO SHAREHOLDERS TO APPROVE AND SIGN THE MINUTES.** Mrs. Lucila HUIDOBRO, acting on behalf of shareholder BUENOS AIRES TRADE & FINANCE CENTER, identified under Order Number 12, asked to take the floor and motioned that the Shareholders' Meeting minutes be approved and signed by the representatives of shareholders NATIONAL STATE and IRSA INVERSIONES Y REPRESENTACIONES S.A., stating in advance her favorable vote in such respect. The President submitted the motion to the Shareholders for consideration. Upon the relevant voting having been made, the President informed that the motion was approved by 256,069,831 favorable votes, representing 100% of the votes cast. No negative votes were recorded, and the abstention of the shareholder identified under Order Number 5 and 19 (THE BANK OF NEW YORK ADRs with respect to 22,470,075 votes) was recorded. Thereafter, the President submitted the second item of the Agenda to the consideration of the Shareholders' Meeting: II **AMENDMENT TO SECTION 14 OF THE CORPORATE BYLAWS, TO READ AS FOLLOWS: "SECTION 14 - COMPENSATION: A) NON-EXECUTIVE DIRECTORS: THE DUTIES**

OF THE NON-EXECUTIVE MEMBERS OF THE BOARD OF DIRECTORS SHALL BE COMPENSATED AS RESOLVED UPON ANNUALLY BY THE GENERAL ORDINARY SHAREHOLDERS' MEETING ON A GLOBAL BASIS, WHICH COMPENSATION SHALL BE EQUALLY DISTRIBUTED AMONG THEM, AND AMONG THEIR ALTERNATES IN PROPORTION TO THE PERMANENT VACANCIES FILLED BY SUCH ALTERNATES. THE GENERAL ORDINARY SHAREHOLDERS' MEETING SHALL AUTHORIZE THE AMOUNTS WHICH MAY BE PAID ON ACCOUNT OF SAID FEES DURING THE CURRENT FISCAL YEAR, SUBJECT TO RATIFICATION BY THE SHAREHOLDERS' MEETING WHICH DEALS WITH SAID FISCAL YEAR. B) EXECUTIVE DIRECTORS: THE CHAIRMAN AND THE OTHER DIRECTORS OF THE COMPANY PERFORMING MANAGERIAL, TECHNICAL AND ADMINISTRATIVE DUTIES OR SPECIAL COMMISSIONS SHALL RECEIVE A REMUNERATION FOR SAID DUTIES OR COMMISSIONS OF A LEVEL CONSISTENT WITH THE ONE PREVAILING IN THE MARKET, WHICH SHALL BE FIXED BY THE BOARD OF DIRECTORS, WITH THE ABSTENTION OF THE RELEVANT MEMBERS, AND SHALL BE SUBJECT TO RATIFICATION BY THE SHAREHOLDERS' MEETING; C) MEMBERS OF THE EXECUTIVE COMMITTEE: DIRECTORS WHO ARE MEMBERS OF THE EXECUTIVE COMMITTEE AND WHO PERFORM THE DUTIES SET FORTH IN SECTION 19 SHALL RECEIVE A COMPENSATION COMPONENT WHICH SHALL BE EQUAL TO THE AMOUNT THAT RESULTS FROM SUBTRACTING FROM THE MAXIMUM AMOUNT SET FORTH BY PARAGRAPH D) BELOW, THE NON-EXECUTIVE DIRECTORS' FEES (PAR. A) AND THE COMPENSATION PAYABLE TO THE CHAIRMAN AND DIRECTORS PERFORMING SPECIFIC FUNCTIONS (PAR. B) AS APPROVED AT THE GENERAL ORDINARY SHAREHOLDERS' MEETING FOR THE SAME FISCAL YEAR. THE AMOUNT OF SUCH BONUS COMPENSATION SHALL BE ALLOCATED AMONG ITS MEMBERS AS RESOLVED UPON BY THE EXECUTIVE COMMITTEE ITSELF. D) MAXIMUM AMOUNT: THE AGGREGATE AMOUNT OF THE DIRECTORS' COMPENSATION AS SET FORTH OR APPROVED PURSUANT TO THE PROVISIONS OF PARAGRAPHS A), B) AND C) ABOVE, SHALL NOT EXCEED FIVE PERCENT (5 %) OF THE AFTER-TAX INCOME FOR THE FISCAL YEAR INVOLVED IN THOSE CASES IN WHICH NO DIVIDEND DISTRIBUTION IS MADE FOR ANY REASON, AND SHALL BE INCREASED IN PROPORTION TO THE EXISTENCE OF CASH DIVIDENDS UP TO A MAXIMUM OF FIFTEEN PERCENT (15 %) OF COMPUTABLE INCOME. E) INSUFFICIENT PROFITS: IN CASE NO INCOME IS RECORDED FOR ANY FISCAL YEAR OR IF SUCH INCOME HAD BEEN REDUCED TO PAY THE COMPENSATIONS PROVIDED FOR IN PARAGRAPHS A), B) AND C) ABOVE AND IT WERE NECESSARY TO SURPASS THE LIMITS SET FORTH IN PARAGRAPH D) ABOVE AND/OR THOSE SET FORTH IN SECTION 261 OF LAW 19,550, THEY SHALL BE PAYABLE ONLY IF IT WERE EXPRESSLY RESOLVED UPON AT THE GENERAL ORDINARY SHAREHOLDERS' MEETING. TO SUCH EFFECT, THIS ITEM SHALL BE INCLUDED IN THE AGENDA AND THE COMPENSATIONS SHALL BE FIXED TAKING INTO ACCOUNT THE DIRECTORS' RESPONSIBILITIES, THE TIME DEVOTED TO THEIR DUTIES, THEIR QUALIFICATIONS AND PROFESSIONAL STANDING AND VALUE OF THEIR SERVICES IN THE MARKET." The President

yielded the floor to the Shareholders. Next, Mr. Guillermo E. MARDARAS, representative of shareholder NATIONAL STATE, identified with Order Numbers 1, 2 and 4, took the floor and motioned the approval of the amended bylaws as per the following terms proposed by the Board: "**SECTION 14 - COMPENSATION**: **A) NON-EXECUTIVE DIRECTORS**: THE DUTIES OF THE NON-EXECUTIVE MEMBERS OF THE BOARD OF DIRECTORS SHALL BE COMPENSATED AS RESOLVED UPON ANNUALLY BY THE GENERAL ORDINARY SHAREHOLDERS' MEETING ON A GLOBAL BASIS, WHICH COMPENSATION SHALL BE EQUALLY DISTRIBUTED AMONG THEM, AND AMONG THEIR ALTERNATES IN PROPORTION TO THE PERMANENT VACANCIES FILLED BY SUCH ALTERNATES. THE GENERAL ORDINARY SHAREHOLDERS' MEETING SHALL AUTHORIZE THE AMOUNTS WHICH MAY BE PAID ON ACCOUNT OF SAID FEES DURING THE CURRENT FISCAL YEAR, SUBJECT TO RATIFICATION BY THE SHAREHOLDERS' MEETING WHICH DEALS WITH SAID FISCAL YEAR. **B) EXECUTIVE DIRECTORS**: THE CHAIRMAN AND THE OTHER DIRECTORS OF THE COMPANY PERFORMING MANAGERIAL, TECHNICAL AND ADMINISTRATIVE DUTIES OR SPECIAL COMMISSIONS SHALL RECEIVE A REMUNERATION FOR SAID DUTIES OR COMMISSIONS OF A LEVEL CONSISTENT WITH THE ONE PREVAILING IN THE MARKET, WHICH SHALL BE FIXED BY THE BOARD OF DIRECTORS, WITH THE ABSTENTION OF THE RELEVANT MEMBERS, AND SHALL BE SUBJECT TO RATIFICATION BY THE SHAREHOLDERS' MEETING; **C) MEMBERS OF THE EXECUTIVE COMMITTEE**: DIRECTORS WHO ARE MEMBERS OF THE EXECUTIVE COMMITTEE AND WHO PERFORM THE DUTIES SET FORTH IN SECTION 19 SHALL RECEIVE A COMPENSATION COMPONENT WHICH SHALL BE EQUAL TO THE AMOUNT THAT RESULTS FROM SUBTRACTING FROM THE MAXIMUM AMOUNT SET FORTH BY PARAGRAPH D) BELOW, THE NON-EXECUTIVE DIRECTORS' FEES (PAR. A) AND THE COMPENSATION PAYABLE TO THE CHAIRMAN AND DIRECTORS PERFORMING SPECIFIC FUNCTIONS (PAR. B) AS APPROVED AT THE GENERAL ORDINARY SHAREHOLDERS' MEETING FOR THE SAME FISCAL YEAR. THE AMOUNT OF SUCH BONUS COMPENSATION SHALL BE ALLOCATED AMONG ITS MEMBERS AS RESOLVED UPON BY THE EXECUTIVE COMMITTEE ITSELF. **D) MAXIMUM AMOUNT**: THE AGGREGATE AMOUNT OF THE DIRECTORS' COMPENSATION AS SET FORTH OR APPROVED PURSUANT TO THE PROVISIONS OF PARAGRAPHS A), B) AND C) ABOVE, SHALL NOT EXCEED FIVE PERCENT (5 %) OF THE AFTER-TAX INCOME FOR THE FISCAL YEAR INVOLVED IN THOSE CASES IN WHICH NO CASH DIVIDEND DISTRIBUTION IS MADE FOR ANY REASON, AND SHALL BE INCREASED IN PROPORTION TO THE EXISTENCE OF CASH DIVIDENDS UP TO A MAXIMUM OF FIFTEEN PERCENT (15 %) OF COMPUTABLE INCOME. **E) INSUFFICIENT PROFITS**: IN CASE NO INCOME IS RECORDED FOR ANY FISCAL YEAR OR IF SUCH INCOME HAD BEEN REDUCED TO PAY THE COMPENSATIONS PROVIDED FOR IN PARAGRAPHS A), B) AND C) ABOVE AND IT WERE NECESSARY TO SURPASS THE LIMITS SET FORTH IN PARAGRAPH D) ABOVE AND/OR THOSE SET FORTH IN SECTION 261 OF LAW 19,550, THEY SHALL BE PAYABLE ONLY IF IT WERE EXPRESSLY RESOLVED UPON AT THE GENERAL ORDINARY SHAREHOLDERS' MEETING. TO SUCH EFFECT, THIS ITEM SHALL BE INCLUDED IN THE AGENDA

AND THE COMPENSATIONS SHALL BE FIXED TAKING INTO ACCOUNT THE DIRECTORS' RESPONSIBILITIES, THE TIME DEVOTED TO THEIR DUTIES, THEIR QUALIFICATIONS AND PROFESSIONAL STANDING AND VALUE OF THEIR SERVICES IN THE MARKET." The President asked shareholders to cast their votes in connection with the motion raised. After the relevant vote was made, the President informed it had been approved by 248,664,598 favorable votes, representing 98.11% of the votes cast. 4,782,048 negative votes were recorded representing 1.89% of the votes cast, corresponding to the representative of shareholders identified with Order Numbers 13 (MET AFJP S.A., NEGOTIABLE FUND) and 37 (MET AFJP S.A., NEGOTIABLE RESERVES). The abstention of the following shareholders was recorded, namely: 5 and 19 (THE BANK OF NEW YORK ADRs, with respect to 22,470,075 votes), 20 (ARAUCA BIT AFJP S.A., FUND), 22(PREVISOL AFJP, NEGOTIABLE SECURITIES FUND), 24(FUTURA AFJP, FUND) and 27(PROFESIÓN + AUGE AFJP, NEGOTIABLE SECURITIES FUND). Then, Mrs. Lucila HUIDOBRO, representative of Shareholder BUENOS AIRES TRADE & FINANCE CENTER, took the floor and motioned that the approval of the restated text of the corporate bylaws, together with the amendments thereto as approved at the meetings held on the date hereof, be delegated to the President of the Company, as well as the power to request that it be cast into a public deed and to register it with the control agency, and to accept minor merely formal [illegible] changes and answer notices, and to empower third parties to carry out the relevant proceedings. Next, the President submitted the motion raised for vote and informed that it was approved by 131,300,499 favorable votes, representing 100% of the votes cast. No negative votes were recorded. The abstention of the following shareholders was also recorded, namely: 1(BANCO DE LA NACIÓN ARGENTINA FFAFFFIR), 2 (NATIONAL STATE - MINISTRY OF ECONOMY), 3 (BANCO DE LA NACIÓN ARGENTINA FF DEL PPP), 4 (BANCO DE LA NACIÓN ARGENTINA FFAFFFIR), 5 (THE BANK OF NEW YORK ADRs, with respect to 22,470,075 votes), 6 (THE BANK OF NEW YORK ADRs), 13 (MET AFJP S.A., NEGOTIABLE FUND), 15 (MÁXIMA S.A. AFJP, RETIREMENT AND PENSION FUND), 17 (ORIGENES AFJP S.A., NEGOTIABLE FUND), 18 (NACIÓN AFJP, NEGOTIABLE SECURITIES FUND ACCOUNT), 20(ARAUCA BIT AFJP S.A., FUND), 22(PREVISOL AFJP, NEGOTIABLE SECURITIES FUND), 24(FUTURA AFJP, FUND), 27(PROFESIÓN + AUGE AFJP, NEGOTIABLE SECURITIES FUND), 36(NACIÓN AFJP S.A., NEGOTIABLE SECURITIES RESERVE ACCOUNT) and 37(MET AFJP S.A., NEGOTIABLE RESERVE).There being no further business to deal with the Meeting rose at 12.10 a.m..---

F/c "together with the amendments thereto as approved at the meetings held on the date hereof", "accept minor merely formal [illegible] changes" are valid. Erased text is not valid.
[There follow illegible signatures.]

MINUTES OF GENERAL ORDINARY AND EXTRAORDINARY SHAREHOLDERS' MEETING No. 64. In the City of Buenos Aires, on July 21, 2006 at 12.11 a.m., a General Ordinary and Extraordinary Shareholders' Meeting, was held at the registered office located at Reconquista 151, City of Buenos Aires, by the shareholders of "BANCO HIPOTECARIO S.A." registered on pages 2 through 4 of the Share Deposit Book and Record of Shareholders' Meeting Attendance No. 4 of the Company, all of whom were present at the above Meeting initially held on June 22 last, in order to continue with the development of the meeting adjourned prior to consideration of item IV of the Agenda. 24 Shareholders attended the adjourned Shareholders' Meeting by proxy whereas 1 shareholder attended per se, holding in the aggregate 146,728,681 common book-entry Class "A", "B", "C" and "D" shares, representing 97.82% of the outstanding capital stock and entitled to 278,479,867 votes. The Shareholders' Meeting was chaired by Mrs. Clarisa ESTOL in her capacity as President of the Company. The meeting was attended by Directors Jorge Luis MARCH, Federico León BENSADÓN, Jacobo Julio DREIZZEN, Gabriel Adolfo REZNIK, Pablo Daniel VERGARA DEL CARRIL, Ernesto Manuel VIÑES and Saúl ZANG. Also present at the Meeting were Syndics Silvana GENTILE, Martín SCOTTO, José Daniel ABELOVICH, Ricardo FLAMMINI and Marcelo Héctor FUXMAN. Furthermore, Accountant Ariel SCHMUTZ also attended the meeting on behalf of the Buenos Aires Stock Exchange. Mabel Susana D'ORAZIO CEBEY, María PARODI and Carlos Ángel BERTANI attended the meeting on behalf of the Argentine Securities Commission. Thereafter, upon verifying the existence of quorum and, as no objections were raised in connection therewith, the President declared the Shareholders' Meeting reopened, putting on record the attendance thereat of those Shareholders appointed by the Shareholders' Meeting to approve and sign the Minutes. Thereafter, the fourth item of the Agenda was submitted to consideration of the Shareholders: **IV. CONSIDERATION OF THE PERFORMANCE OF THE BOARD AND THE SUPERVISORY COMMITTEE DURING FISCAL YEAR ENDED AS OF 12-31-05.** Mr. Norberto NOBLIA, identified under Order Number 38, asked for the floor and motioned to approve the performance of the Board of Directors and the Supervisory Committee during fiscal year 2005, stating in advance his favorable vote in such respect. Next, Mr. Guillermo E. MARDARAS, on behalf of Shareholder NATIONAL STATE, identified under Order Numbers 1, 2 and 4 took the floor to propose and vote for the approval of the performance of Class A, B, C and D directors and of the members of the Supervisory Committee, with the exception of Class D Directors who are members of the Executive Committee namely, Clarisa ESTOL, Eduardo S. ELSZTAIN, Saúl ZANG, Ernesto VIÑES, Pablo VERGARA DEL CARRIL and Gabriel REZNIK, with respect to whom he would abstain

from voting. In view of the divergent motions raised, the Chairwoman proposed that, in order to reach an agreement over the proposals made, the performance of each Director be reviewed and voted separately. There being no objections to such proposal, the Chairwoman submitted the performance of Director Julio A. MACCHI for the period ended 12-31-2005 to the consideration of shareholders and requested the attendants to cast their vote. Upon the relevant vote having been made, the Chairwoman informed that such performance had been approved by 179,649,220 favorable votes, representing 97.41% of the votes cast. 4,782,048 negative votes were recorded representing 2.59% of the votes cast corresponding to the representative of shareholders identified under Order Numbers 13(MET AFJP S.A. NEGOTIABLE FUND) and 37(MET AFJP S.A. NEGOTIABLE RESERVES). The abstention by the Shareholders identified under the following Order Numbers was recorded: 5 and 19(THE BANK OF NEW YORK ADRs, with respect to 1,171,560 votes), 7(IFIS LIMITED), 8(IRSA INVERSIONES Y REPRESENTACIONES S.A.), 9(RITELCO S.A.), 10(DOLPHIN FUND PLC), 12(BUENOS AIRES TRADE & FINANCE CENTER), 14(CONSOLIDAR FUND), 15(MÁXIMA S.A. AFJP RETIREMENT AND PENSION FUND), 16(INVERSIONES FINANCIERAS DEL SUR S.A.), 17(ORIGENES AFJP S.A. NEGOTIABLE FUND), 21(INVERSIONES FINANCIERAS DEL SUR S.A.), 22(PREVISOL AFJP NEGOTIABLE SECURITIES FUND), 23(INVERSIONES FINANCIERAS DEL SUR S.A.), 24(FUTURA AFJP FUND), 25(INVERSIONES FINANCIERAS DEL SUR S.A.), 26(INVERSIONES FINANCIERAS DEL SUR S.A.), 27(INVERSIONES FINANCIERAS DEL SUR S.A.), 28(INVERSIONES FINANCIERAS DEL SUR S.A.), 29(INVERSIONES FINANCIERAS DEL SUR S.A.), 30(INVERSIONES FINANCIERAS DEL SUR S.A.), 31(INVERSIONES FINANCIERAS DEL SUR S.A.), 32(INVERSIONES FINANCIERAS DEL SUR S.A.), 33(INVERSIONES FINANCIERAS DEL SUR S.A.), 34(PROFESION + AUGE AFJP NEGOTIABLE SECURITIES FUND), 35(INVERSIONES FINANCIERAS DEL SUR S.A.) and 38(NOBLIA NORBERTO EMILIO). Next, the Chairwoman submitted the performance of Director Carlos B. PÍSULA for the period ended 12-31-2005 to the consideration of Shareholders and requested the attendants to cast their vote. Upon the relevant vote having been made, Mrs. ESTOL informed that such performance had been approved by 178,083,160 favorable votes, representing 97.38% of the votes cast. 4,782,048 negative votes were recorded representing 2.62% of the votes cast corresponding to the representative of shareholders identified under Order Numbers 13(MET AFJP S.A. NEGOTIABLE FUND) and 37 (MET AFJP S.A. NEGOTIABLE RESERVES). The abstention by the Shareholders identified under the following Order Numbers was recorded: 5 and 19(THE BANK OF NEW YORK ADRs, with respect to 1,171,560 votes), 7(IFIS LIMITED), 8(IRSA INVERSIONES Y REPRESENTACIONES S.A.), 9(RITELCO S.A.), 10(DOLPHIN FUND PLC), 12(BUENOS AIRES TRADE & FINANCE CENTER), 14(CONSOLIDAR FUND), 15(MÁXIMA S.A. AFJP RETIREMENT AND PENSION FUND), 16(INVERSIONES FINANCIERAS DEL SUR S.A.),

17(ORIGENES AFJP S.A. NEGOTIABLE FUND), 20(ARAUCA BIT AFJP S.A. FUND), 21(INVERSIONES FINANCIERAS DEL SUR S.A.), 22(PREVISOL AFJP NEGOTIABLE SECURITIES FUND), 23(INVERSIONES FINANCIERAS DEL SUR S.A.), 24(FUTURA AFJP FUND), 25(INVERSIONES FINANCIERAS DEL SUR S.A.), 26(INVERSIONES FINANCIERAS DEL SUR S.A.), 27(INVERSIONES FINANCIERAS DEL SUR S.A.), 28(INVERSIONES FINANCIERAS DEL SUR S.A.), 29(INVERSIONES FINANCIERAS DEL SUR S.A.), 30(INVERSIONES FINANCIERAS DEL SUR S.A.), 31(INVERSIONES FINANCIERAS DEL SUR S.A.), 32(INVERSIONES FINANCIERAS DEL SUR S.A.), 33(INVERSIONES FINANCIERAS DEL SUR S.A.), 34(PROFESION + AUGE AFJP NEGOTIABLE SECURITIES FUND), 35(INVERSIONES FINANCIERAS DEL SUR S.A.) and 38(NOBLIA NORBERTO EMILIO). Thereafter, the Chairwoman submitted the performance of Director Edgardo FORNERO for the period ended 12-31-2005 to the consideration of Shareholders and asked attendants to cast their vote. Upon the relevant vote having being made, Mrs. Estol informed that such performance had been approved by 178,083,160 favorable votes, representing 97.38% of the votes cast. 4,782,048 negative votes were recorded representing 2.62% of the votes cast, corresponding to the representative of the shareholder identified under the following Order Numbers: 13(MET AFJP S.A. NEGOTIABLE FUND) and 37(MET AFJP S.A. NEGOTIABLE RESERVE). The abstention by the Shareholders identified under the following Order Numbers was recorded: 5 and 19(THE BANK OF NEW YORK ADRs, with respect to 1,171,560 votes), 7(IFIS LIMITED), 8(IRSA INVERSIONES Y REPRESENTACIONES S.A.), 9(RITELCO S.A.), 10(DOLPHIN FUND PLC), 12(BUENOS AIRES TRADE & FINANCE CENTER), 14(CONSOLIDAR FUND), 15(MÁXIMA S.A. AFJP RETIREMENT AND PENSION FUND), 16(INVERSIONES FINANCIERAS DEL SUR S.A.), 17(ORIGENES AFJP S.A. NEGOTIABLE FUND), 20(ARAUCA BIT AFJP S.A. FUND), 21(INVERSIONES FINANCIERAS DEL SUR S.A.), 22(PREVISOL AFJP NEGOTIABLE SECURITIES FUND), 23(INVERSIONES FINANCIERAS DEL SUR S.A.), 24(FUTURA AFJP FUND), 25(INVERSIONES FINANCIERAS DEL SUR S.A.), 26(INVERSIONES FINANCIERAS DEL SUR S.A.), 27(INVERSIONES FINANCIERAS DEL SUR S.A.), 28(INVERSIONES FINANCIERAS DEL SUR S.A.), 29(INVERSIONES FINANCIERAS DEL SUR S.A.), 30(INVERSIONES FINANCIERAS DEL SUR S.A.), 31(INVERSIONES FINANCIERAS DEL SUR S.A.), 32(INVERSIONES FINANCIERAS DEL SUR S.A.), 33(INVERSIONES FINANCIERAS DEL SUR S.A.), 34(PROFESION + AUGE AFJP NEGOTIABLE SECURITIES FUND), 35(INVERSIONES FINANCIERAS DEL SUR S.A.) and 38(NOBLIA NORBERTO EMILIO). Next, the Chairwoman submitted the performance of Director Federico L. BENSADÓN for the period ended 12-31-2005 to the consideration of Shareholders and asked the attendants to cast their vote. Upon the relevant vote having been made, the Chairwoman informed that such performance had been approved by 178,083,160 favorable votes, representing 97.38% of the votes cast. 4,782,048 negative votes were recorded representing 2.62% of the votes cast corresponding to the representative of

shareholders identified under order numbers 13(MET AFJP S.A. NEGOTIABLE FUND) and 37(MET AFJP S.A. NEGOTIABLE RESERVE). The abstention by the Shareholders identified under the following Order Numbers was recorded: 5 and 19(THE BANK OF NEW YORK ADRs, with respect to 1,171,560 votes), 7(IFIS LIMITED), 8(IRSA INVERSIONES Y REPRESENTACIONES S.A.), 9(RITELCO S.A.), 10(DOLPHIN FUND PLC), 12(BUENOS AIRES TRADE & FINANCE CENTER), 14(CONSOLIDAR FUND), 15(MÁXIMA S.A. AFJP RETIREMENT AND PENSION FUND), 16(INVERSIONES FINANCIERAS DEL SUR S.A.), 17(ORIGENES AFJP S.A. NEGOTIABLE FUND), 20(ARAUCA BIT AFJP S.A. FUND), 21(INVERSIONES FINANCIERAS DEL SUR S.A.), 22(PREVISOL AFJP NEGOTIABLE SECURITIES FUND), 23(INVERSIONES FINANCIERAS DEL SUR S.A.), 24(FUTURA AFJP FUND), 25(INVERSIONES FINANCIERAS DEL SUR S.A.), 26(INVERSIONES FINANCIERAS DEL SUR S.A.), 27(INVERSIONES FINANCIERAS DEL SUR S.A.), 28(INVERSIONES FINANCIERAS DEL SUR S.A.), 29(INVERSIONES FINANCIERAS DEL SUR S.A.), 30(INVERSIONES FINANCIERAS DEL SUR S.A.), 31(INVERSIONES FINANCIERAS DEL SUR S.A.), 32(INVERSIONES FINANCIERAS DEL SUR S.A.), 33(INVERSIONES FINANCIERAS DEL SUR S.A.), 34(PROFESION + AUGE AFJP NEGOTIABLE SECURITIES FUND), 35(INVERSIONES FINANCIERAS DEL SUR S.A.) and 38(NOBLIA NORBERTO EMILIO). Next, Mrs. Estol submitted the performance of Director Pedro DEL PIERO for the period ended 12-31-2005 to the consideration of Shareholders and asked the attendants to cast their votes. Upon the relevant vote having been made, the Chairwoman informed that such performance had been approved by 259,665,625 favorable votes, representing 98.19% of the votes cast. 4,782,048 negative votes were recorded representing 1.81% of the votes cast corresponding to the representative of shareholders identified under order numbers 13(MET AFJP S.A. NEGOTIABLE FUND) and 37(MET AFJP S.A. NEGOTIABLE RESERVE). The abstention by the Shareholders identified under the following Order Numbers was recorded: 5 and 19(THE BANK OF NEW YORK ADRs, with respect to 1,171,560 votes), 14(CONSOLIDAR FUND), 15(MÁXIMA S.A. AFJP RETIREMENT AND PENSION FUND), 17(ORIGENES AFJP S.A. NEGOTIABLE FUND), 20(ARAUCA BIT AFJP S.A. FUND), 22(PREVISOL AFJP NEGOTIABLE SECURITIES FUND), 24(FUTURA AFJP FUND) y 34(PROFESIÓN + AUGE AFJP NEGOTIABLE SECURITIES FUND). Next, the Chairwoman submitted the performance of Director Jorge GROUMAN for the period ended 12-31-2005 to the consideration of Shareholders and asked the attendants to cast their vote. Upon the relevant vote having been made, the Chairwoman informed that such performance had been approved by 259,665,625 favorable votes, representing 98.19% of the votes cast. 4,782,048 negative votes were recorded representing 1.81% of the votes cast corresponding to the representative of shareholders identified under order numbers 13(MET AFJP S.A. NEGOTIABLE FUND) and 37(MET AFJP S.A. NEGOTIABLE RESERVE). The abstention by the Shareholders identified under the following Order Numbers was

recorded: 5 and 19(THE BANK OF NEW YORK ADRs, with respect to 1,171,560 votes), 14(CONSOLIDAR FUND), 15(MÁXIMA S.A. AFJP RETIREMENT AND PENSION FUND), 17(ORIGENES AFJP S.A. NEGOTIABLE FUND), 20(ARAUCA BIT AFJP S.A. FUND), 22(PREVISOL AFJP NEGOTIABLE SECURITIES FUND), 24(FUTURA AFJP FUND) and 34(PROFESIÓN + AUGE AFJP NEGOTIABLE SECURITIES FUND). Next, the Chairwoman submitted the performance of Director Jacobo Julio DREIZZEN for the period ended 12-31-2005 to the consideration of Shareholders and asked the attendants to cast their vote. Upon the relevant vote having been made, the Chairwoman informed that such performance had been approved by 259,665,625 favorable votes, representing 98.19% of the votes cast. 4,782,048 negative votes were recorded representing 1.81% of the votes cast corresponding to the representative of shareholders identified under order numbers 13(MET AFJP S.A. NEGOTIABLE FUND) and 37(MET AFJP S.A. NEGOTIABLE RESERVE). The abstention by the Shareholders identified under the following Order Numbers was recorded: 5 and 19(THE BANK OF NEW YORK ADRs, with respect to 1,171,560 votes), 14(CONSOLIDAR FUND), 15(MÁXIMA S.A. AFJP RETIREMENT AND PENSION FUND), 17(ORIGENES AFJP S.A. NEGOTIABLE FUND), 20(ARAUCA BIT AFJP S.A. FUND), 22(PREVISOL AFJP NEGOTIABLE SECURITIES FUND), 24(FUTURA AFJP FUND) and 34(PROFESIÓN + AUGE AFJP NEGOTIABLE SECURITIES FUND). Thereafter, the Chairwoman submitted the performance of Director Clarisa ESTOL for the period ended 12-31-2005 to the consideration of Shareholders and asked the attendants to cast their vote. Upon the relevant vote having been made, the Chairwoman informed that such performance had been approved by 148,672,338 favorable votes, representing 96.88% of the votes cast. 4,782,048 negative votes were recorded representing 3.12% of the votes cast corresponding to the representative of shareholders identified under order numbers 13(MET AFJP S.A. NEGOTIABLE FUND) and 37(MET AFJP S.A. NEGOTIABLE RESERVE). The abstention by the Shareholders identified under the following Order Numbers was recorded: 5 and 19(THE BANK OF NEW YORK ADRs, with respect to 1,171,560 votes), 1(BANCO DE LA NACIÓN ARGENTINA as Trustee of the FFFIR Assistance Trust), 2(NATIONAL STATE - MINISTRY OF ECONOMY), 3(BANCO DE LA NACIÓN ARGENTINA as Trustee of the PPP [*Programa de Propiedad Participada*]), 4(BANCO DE LA NACIÓN ARGENTINA as Trustee of the FFFIR Assistance Trust), 6(THE BANK OF NEW YORK ADRs FFFIR [Regional Infrastructure Federal Trust Fund]), 14(CONSOLIDAR FUND), 15(MÁXIMA S.A. AFJP RETIREMENT AND PENSION FUND), 17(ORIGENES AFJP S.A. NEGOTIABLE FUND), 18(NACION AFJP NEGOTIABLE SECURITIES FUND ACCOUNT), 20(ARAUCA BIT AFJP S.A. FUND), 22(PREVISOL AFJP NEGOTIABLE SECURITIES FUND), 24(FUTURA AFJP FUND), 34(PROFESIÓN + AUGE AFJP NEGOTIABLE SECURITIES FUND) and 36(NACIÓN AFJP NEGOTIABLE SECURITIES RESERVE ACCOUNT). Mrs. ESTOL submitted the performance of Director Eduardo S. ELSZTAIN for the period ended

12-31-2005 to the consideration of Shareholders and asked the attendants to cast their vote. Upon the relevant vote having been made, the Chairwoman informed that such performance had been approved by 148,672,338 favorable votes, representing 96.88% of the votes cast. 4,782,048 negative votes were recorded representing 3.12% of the votes cast corresponding to the representative of shareholders identified under order numbers 13(MET AFJP S.A. NEGOTIABLE FUND) and 37(MET AFJP S.A. NEGOTIABLE RESERVE). The abstention by the Shareholders identified under the following Order Numbers was recorded: 5 and 19(THE BANK OF NEW YORK ADRs, with respect to 1,171,560 votes), 1(BANCO DE LA NACIÓN ARGENTINA as Trustee of the FFFIR Assistance Trust), 2(NATIONAL STATE - MINISTRY OF ECONOMY), 3(BANCO DE LA NACIÓN ARGENTINA as Trustee of the PPP), 4(BANCO DE LA NACIÓN ARGENTINA as Trustee of the FFFIR Assistance Trust), 6(THE BANK OF NEW YORK ADRs FFFIR), 14(CONSOLIDAR FUND), 15(MÁXIMA S.A. AFJP RETIREMENT AND PENSION FUND), 17(ORIGENES AFJP S.A. NEGOTIABLE FUND), 18(NACION AFJP NEGOTIABLE SECURITIES FUND ACCOUNT), 20(ARAUCA BIT AFJP S.A. FUND), 22(PREVISOL AFJP NEGOTIABLE SECURITIES FUND), 24(FUTURA AFJP FUND), 34(PROFESIÓN + AUGE AFJP NEGOTIABLE SECURITIES FUND) and 36(NACIÓN AFJP NEGOTIABLE SECURITIES RESERVE ACCOUNT). Thereafter, the Chairwoman submitted the performance of Director Saúl ZANG for the period ended 12-31-2005 to the consideration of Shareholders and asked the attendants to cast their vote. Upon the relevant vote having been made, the Chairwoman informed that such performance had been approved by 148,672,338 favorable votes, representing 96.88% of the votes cast. 4,782,048 negative votes were recorded representing 3.12% of the votes cast corresponding to the representative of shareholders identified under order numbers 13(MET AFJP S.A. NEGOTIABLE FUND) and 37(MET AFJP S.A. NEGOTIABLE RESERVE). The abstention by the Shareholders identified under the following Order Numbers was recorded: 5 and 19(THE BANK OF NEW YORK ADRs, with respect to 1,171,560 votes), 1(BANCO DE LA NACIÓN ARGENTINA as Trustee of the FFFIR Assistance Trust), 2(NATIONAL STATE - MINISTRY OF ECONOMY), 3(BANCO DE LA NACIÓN ARGENTINA as Trustee of the PPP), 4(BANCO DE LA NACIÓN ARGENTINA as Trustee of the FFFIR Assistance Trust), 6(THE BANK OF NEW YORK ADRs FFFIR), 14(CONSOLIDAR FUND), 15(MÁXIMA S.A. AFJP RETIREMENT AND PENSION FUND), 17(ORIGENES AFJP S.A. NEGOTIABLE FUND), 18(NACION AFJP NEGOTIABLE SECURITIES FUND ACCOUNT), 20(ARAUCA BIT AFJP S.A. FUND), 22(PREVISOL AFJP NEGOTIABLE SECURITIES FUND), 24(FUTURA AFJP FUND), 34(PROFESIÓN + AUGE AFJP NEGOTIABLE SECURITIES FUND) and 36(NACIÓN AFJP NEGOTIABLE SECURITIES RESERVE ACCOUNT). Next, the Chairwoman submitted the performance of Director Ernesto M. VIÑES for the period ended 12-31-2005 to the consideration of Shareholders and asked the attendants to cast their vote. Upon the relevant vote having been made, the Chairwoman informed that such performance had

been approved by 148,672,338 favorable votes, representing 96.88% of the votes cast. 4,782,048 negative votes were recorded representing 3.12% of the votes cast corresponding to the representative of shareholders identified under order numbers 13(MET AFJP S.A. NEGOTIABLE FUND) and 37(MET AFJP S.A. NEGOTIABLE RESERVE). The abstention by the Shareholders identified under the following Order Numbers was recorded: 5 and 19(THE BANK OF NEW YORK ADRs, with respect to 1,171,560 votes), 1(BANCO DE LA NACIÓN ARGENTINA as Trustee of the FFFIR Assistance Trust), 2(NATIONAL STATE - MINISTRY OF ECONOMY), 3(BANCO DE LA NACIÓN ARGENTINA as Trustee of the PPP), 4(BANCO DE LA NACIÓN ARGENTINA as Trustee of the FFFIR Assistance Trust), 6(THE BANK OF NEW YORK ADRs FFFIR), 14(CONSOLIDAR FUND), 15(MÁXIMA S.A. AFJP RETIREMENT AND PENSION FUND), 17(ORIGENES AFJP S.A. NEGOTIABLE FUND), 18(NACION AFJP NEGOTIABLE SECURITIES FUND ACCOUNT), 20(ARAUCA BIT AFJP S.A. FUND), 22(PREVISOL AFJP NEGOTIABLE SECURITIES FUND), 24(FUTURA AFJP FUND), 34(PROFESIÓN + AUGE AFJP NEGOTIABLE SECURITIES FUND) and 36(NACIÓN AFJP NEGOTIABLE SECURITIES RESERVE ACCOUNT). Next, the Chairwoman submitted the performance of Director Gabriel A. G. REZNIK for the period ended 12-31-2005 to the consideration of Shareholders and asked the attendants to cast their vote. Upon the relevant vote having been made, the Chairwoman informed that such performance had been approved by 148,672,338 favorable votes, representing 96.88% of the votes cast. 4,782,048 negative votes were recorded representing 3.12% of the votes cast corresponding to the representative of shareholders identified under order numbers 13(MET AFJP S.A. NEGOTIABLE FUND) and 37(MET AFJP S.A. NEGOTIABLE RESERVE). The abstention by the Shareholders identified under the following Order Numbers was recorded: 5 and 19(THE BANK OF NEW YORK ADRs, with respect to 1,171,560 votes), 1(BANCO DE LA NACIÓN ARGENTINA as Trustee of the FFFIR Assistance Trust), 2(NATIONAL STATE - MINISTRY OF ECONOMY), 3(BANCO DE LA NACIÓN ARGENTINA as Trustee of the PPP), 4(BANCO DE LA NACIÓN ARGENTINA as Trustee of the FFFIR Assistance Trust), 6(THE BANK OF NEW YORK ADRs FFFIR), 14(CONSOLIDAR FUND), 15(MÁXIMA S.A. AFJP RETIREMENT AND PENSION FUND), 17(ORIGENES AFJP S.A. NEGOTIABLE FUND), 18(NACION AFJP NEGOTIABLE SECURITIES FUND ACCOUNT), 20(ARAUCA BIT AFJP S.A. FUND), 22(PREVISOL AFJP NEGOTIABLE SECURITIES FUND), 24(FUTURA AFJP FUND), 34(PROFESIÓN + AUGE AFJP NEGOTIABLE SECURITIES FUND) and 36(NACIÓN AFJP NEGOTIABLE SECURITIES RESERVE ACCOUNT). Next, the Chairwoman submitted the performance of Director Pablo D. VERGARA DEL CARRIL for the period ended 12-31-2005 to the consideration of Shareholders and asked the attendants to cast their vote. Upon the relevant vote having been made, the Chairwoman informed that such performance had been approved by 148,672,338 favorable votes, representing 96.88% of the votes cast. 4,782,048 negative votes were recorded representing 3.12% of the votes cast corresponding to the

representative of shareholders identified under order numbers 13(MET AFJP S.A. NEGOTIABLE FUND) and 37(MET AFJP S.A. NEGOTIABLE RESERVE). The abstention by the Shareholders identified under the following Order Numbers was recorded: 5 and 19(THE BANK OF NEW YORK ADRs, with respect to 1,171,560 votes), 1(BANCO DE LA NACIÓN ARGENTINA as Trustee of the FFFIR Assistance Trust), 2(NATIONAL STATE - MINISTRY OF ECONOMY), 3(BANCO DE LA NACIÓN ARGENTINA as Trustee of the PPP), 4(BANCO DE LA NACIÓN ARGENTINA as Trustee of the FFFIR Assistance Trust), 6(THE BANK OF NEW YORK ADRs FFFIR), 14(CONSOLIDAR FUND), 15(MÁXIMA S.A. AFJP RETIREMENT AND PENSION FUND), 17(ORIGENES AFJP S.A. NEGOTIABLE FUND), 18(NACION AFJP NEGOTIABLE SECURITIES FUND ACCOUNT), 20(ARAUCA BIT AFJP S.A. FUND), 22(PREVISOL AFJP NEGOTIABLE SECURITIES FUND), 24(FUTURA AFJP FUND), 34(PROFESIÓN + AUGE AFJP NEGOTIABLE SECURITIES FUND) and 36(NACIÓN AFJP NEGOTIABLE SECURITIES RESERVE ACCOUNT). Next, the Chairwoman submitted the performance of the Supervisory Committee to the consideration of Shareholders. After the relevant vote had taken place, the Chairwoman informed that such performance had been approved by 262,547,425 favorable votes, representing 98.21% of the votes cast. 4,782,048 negative votes were recorded representing 1.79% of the votes cast corresponding to the representative of shareholders identified under order numbers 13(MET AFJP S.A. NEGOTIABLE FUND) and 37(MET AFJP S.A. NEGOTIABLE RESERVE). The abstention by the Shareholders identified under the following Order Numbers was recorded: 5 and 19(THE BANK OF NEW YORK ADRs, with respect to 1,171,560 votes), 14(CONSOLIDAR FUND), 15(MÁXIMA S.A. AFJP RETIREMENT AND PENSION FUND), 20(ARAUCA BIT AFJP S.A. FUND), 22(PREVISOL AFJP NEGOTIABLE SECURITIES FUND), 24(FUTURA AFJP FUND) and 34(PROFESIÓN + AUGE AFJP NEGOTIABLE SECURITIES FUND). Thereafter, the Chairwoman submitted the fifth item of the Agenda to the consideration of the Shareholders: **V. CONSIDERATION OF COMPENSATION PAYABLE TO THE BOARD OF DIRECTORS UNDER ALL HEADINGS, INCLUDING TECHNICAL AND ADMINISTRATIVE DUTIES FOR PS. 12,665 THOUSAND, CORRESPONDING TO THE FISCAL YEAR ENDED 12-31-05, WHICH REFLECTED A COMPUTABLE DEFICIT UNDER THE TERMS OF THE REGULATIONS OF THE ARGENTINE SECURITIES COMMISSION, THAT TAKE INTO CONSIDERATION RETAINED EARNINGS/LOSSES RATHER THAN THE NET INCOME FOR 2005 OF PS. 253,307 THOUSAND (SECTION 71, SECOND PART OF LAW 19,550):** In this regard, the Chairwoman informed Shareholders that, in accordance with the authorizations granted at the General Ordinary Shareholder's Meeting held on April 28, 2005, during the term of the fiscal year ended as of 12-31-05, directors received payment of an overall aggregate amount as fees and compensations of Ps. 2,668 thousand, including the amounts received by non-executive directors as compensation for Ps. 983 and the amount of Ps. 1,685 for those directors performing permanent executive and /or

managerial duties. In addition, payment of an aggregate amount of Ps 9,996 thousand must be made to the directors who are members of the Executive Committee, in such manner as they shall internally distribute it. The floor was yielded to shareholders, and Mr. NORBERTO EMILIO NOBLIA, identified under Order Number 38, stated that, according to the amendment to the bylaws resolved upon by the extraordinary shareholders meeting previously held and as dealt with in item 2 of the Agenda of this meeting, as held on 06/22/06, he motioned and voted to: First, as regards fiscal year 2005: (a) approve the payment of fees to non-executive directors for an aggregate amount of Ps. 983 thousand, as such amount was previously distributed among them; (b) approve the payment of compensation to directors performing executive duties for an aggregate amount of Ps. 1,685 thousand, as such amount was previously distributed among them; and (c) cause the payment of an aggregate amount of Ps 9,996 thousand to the directors who are members of the Executive Committee, in such manner as they shall internally distribute it. Second, as regards fiscal year 2006: authorize payment on account of fees corresponding to fiscal year 2006, for an amount equivalent to that received monthly by each director. Then, Mr. Guillermo E. MARDARAS, representative of shareholder NATIONAL STATE, took the floor, motioned and voted to approve the payment to the board of directors of an overall compensation as fees, including technical and administrative duties of Ps. 12,665 thousand, according to the resolutions of the extraordinary shareholders meeting previously held and as dealt with in item 2 of the Agenda, for the overall compensation to be comprised as follows: (a) fees to non-executive directors for an aggregate amount of Ps. 983 thousand, as such amount was previously distributed among them; (b) fees to directors performing executive duties for an aggregate amount of Ps. 1,685 thousand, as such amount was previously distributed among them; and (c) compensation for an aggregate amount of Ps 9,996 thousand to the directors who are members of the Executive Committee, in such manner as they shall internally distribute it. In the case of advance payments on account of fees for fiscal year 2006, he motioned and voted to increase the sums paid during 2005 in a percentage not exceeding 20%. Consequently, Mr. NOBLIA restated his motion and accepted the proposed amendment. Mrs. ESTOL submitted the motion raised to shareholders for their decision. After the relevant vote had taken place, the Chairwoman informed that it had been approved by 259,665,625 favorable votes, representing 98.06% of the votes cast. 5,137,317 negative votes were recorded representing 1.94% of the votes cast corresponding to the representatives of shareholders identified under order numbers 13(MET AFJP S.A. NEGOTIABLE FUND), 24(FUTURA AFJP FUND) and 37(MET AFJP S.A. NEGOTIABLE RESERVE). The abstention of the following shareholders was recorded: 5 and 19(THE

BANK OF NEW YORK ADRs, with respect to 1,171,560 votes), 14(CONSOLIDAR FUND), 15(MÁXIMA S.A. AFJP RETIREMENT AND PENSION FUND), 17(ORIGENES AFJP NEGOTIABLE FUND), 20(ARAUCA BIT AFJP S.A. FUND), 22(PREVISOL AFJP NEGOTIABLE SECURITIES FUND) and 34(PROFESIÓN + AUGE AFJP NEGOTIABLE SECURITIES FUND). Thereafter, the Chairwoman submitted the sixth item of the Agenda to consideration of the Shareholders' Meeting: **VI. CONSIDERATION OF FEES PAYABLE TO THE SUPERVISORY COMMITTEE DURING FISCAL YEAR ENDED 12-31-05 FOR Ps. 561 THOUSAND.** In this regard, Mrs. ESTOL informed shareholders that pursuant to the resolution of the General Ordinary Shareholder's Meeting held on April 28, 2005, during fiscal year ended 12.31.05 an advance payment of fees was made to the members of the Supervisory Committee for an aggregate amount of Ps. 561 thousand. In addition, the Shareholders' Meeting was requested to determine the advance payments to be received on account of fees for fiscal year 2006 by the members of the Supervisory Committee. Mr. Guillermo E. MARDARAS, representative of shareholder NATIONAL STATE, took the floor and motioned to approve the fees for an amount of Ps. 561 thousand paid to the members of the Supervisory Committee during the fiscal year ended 12.31.2005. In the case of advance payments on account of fees for fiscal year 2006, he motioned and voted to increase the sums paid during 2005 in a percentage not exceeding 20%. The Chairwoman submitted the motion raised for decision. After the relevant vote had taken place, she informed it had been approved by 259,665,625 favorable votes, representing 100% of the votes cast. No negative votes were recorded. The abstention of the following shareholders was recorded: 5 and 19(THE BANK OF NEW YORK ADRs), 13(MET AFJP NEGOTIABLE FUND), 14(CONSOLIDAR FUND), 15(MÁXIMA S.A. AFJP RETIREMENT AND PENSION FUND), 17(ORIGENES AFJP S.A. NEGOTIABLE FUND), 20(ARAUCA BIT AFJP S.A. FUND), 22(PREVISOL AFJP NEGOTIABLE SECURITIES FUND), 24(FUTURA AFJP FUND), 34(PROFESIÓN + AUGE AFJP NEGOTIABLE SECURITIES FUND) and 37(MET AFJP S.A. NEGOTIABLE RESERVE). Next, Mrs. ESTOL submitted the seventh item of the Agenda for consideration: **VII. FULL ABSORPTION OF RETAINED LOSSES FOR Ps. 2,272,195 THOUSAND (OBTAINED AFTER DEDUCTING THE NET INCOME FOR FISCAL YEAR 2005 OF Ps. 253,307 THOUSAND) AGAINST VOLUNTARY RESERVES OF Ps. 169,608 THOUSAND; THE LEGAL RESERVE OF Ps. 1,022,078 THOUSAND; IRREVOCABLE CONTRIBUTIONS ON ACCOUNT OF FUTURE CAPITAL INCREASES OF Ps. 1 THOUSAND; AND A PORTION (Ps. 1,080,508 THOUSAND) OF THE NET WORTH ADJUSTMENT ACCOUNT BALANCE.** On this particular, Mrs. ESTOL pointed out that such item shall be considered in observance of the quorum and majorities required for holding an Extraordinary Shareholders' Meeting. Mr. José María TENAILLON, the representative of shareholder IRSA INVERSIONES Y REPRESENTACIONES S.A., identified under order number 8, took the floor and motioned

to approve the absorption of the retained losses for Ps 2,272,195 thousand, against voluntary reserves of Ps 169,608 thousand, the legal reserve of Ps 1,022,078 thousand; irrevocable contributions on account of future capital increases of Ps 1 thousand and the net worth adjustment account balance of Ps 1,080,508 thousand. The Chairwoman submitted the motion raised for decision by the shareholders and after the relevant vote had taken place she informed that it had been approved by 274,745,611 favorable votes, representing 100% of the votes cast. No negative votes were recorded. The abstention of the following shareholders was recorded: 5 and 19(THE BANK OF NEW YORK ADRs), 20(ARAUCA BIT AFJP S.A. FUND), 22(PREVISOL AFJP NEGOTIABLE SECURITIES FUND), 24(FUTURA AFJP FUND) and 34(PROFESIÓN + AUGE AFJP NEGOTIABLE SECURITIES FUND). Then, Mrs. ESTOL submitted the eighth item of the Agenda for consideration: **VIII. CHANGE OF THE PAR VALUE PER SHARE, WHILE MAINTAINING THE SAME STOCK CAPITAL AMOUNT. CONSEQUENTLY, AN AMENDMENT WAS PROPOSED FOR SECTION 6, PARAGRAPH A) OF THE CORPORATE BY-LAWS FOR IT TO READ AS FOLLOWS: "SECTION 6 - STOCK CAPITAL: (A) CAPITAL AMOUNT: THE STOCK CAPITAL IS SET IN THE AMOUNT OF ONE THOUSAND FIVE HUNDRED MILLION PESOS (PS 1,500,000,000), FULLY SUBSCRIBED AND PAID IN, AND IS REPRESENTED BY ONE THOUSAND FIVE HUNDRED MILLION (1,500,000,000) BOOK-ENTRY COMMON SHARES OF ONE PESO (PS 1.00) PAR VALUE AND ONE VOTE EACH, EXCEPT FOR THE SPECIAL MULTIPLE VOTING POWER OF CLASS 'D' SHARES PURSUANT TO PARAGRAPH D) OF THIS SECTION." TO SUCH EFFECT, EACH SHARE SHALL BE AUTOMATICALLY CONVERTED INTO TEN (10) SHARES WITH THE NEW PAR VALUE SET, WHICH SHALL BE REFLECTED IN THE RECORDS OF CAJA DE VALORES S.A., SO THAT EACH SHAREHOLDER SHALL HAVE THE SAME AGGREGATE PAR VALUE OF ITS CURRENT SHAREHOLDINGS AND SHALL HOLD A LARGER NUMBER OF SHARES.** In this respect, Mrs. ESTOL pointed out that such item shall be considered in observance of the quorum and majorities required for holding an Extraordinary Shareholders' Meeting. In addition, the following was informed to shareholders: 1) The change in the par value per share does not imply any changes in the company's capital stock or stock exchange capitalization. 2) Liquidity depends on the number of outstanding shares, and therefore it should reflect an increase. 3) A lower price per share would allow a higher interest of minority shareholders. In view of the foregoing, the amendment of section 6 of the Corporate By-laws was submitted to the consideration of shareholders, so as to cause the Capital Stock of 1,500,000,000 to be represented by 1,500,000,000 book-entry common shares of Ps. 1 par value each. Once the floor was yielded to shareholders, Mr. José María TENAILLON, representative of shareholder IRSA INVERSIONES Y REPRESENTACIONES S.A., identified under order number 8, stated that in order to provide more liquidity to the shares representing the stock capital and to enable a higher

interest of minority shareholders, he motioned to change the par value per share, fixing it at one (1) Peso, while maintaining the same stock capital amount. To such effect, each share shall be automatically converted into ten (10) shares with the new par value set, which shall be reflected in the records of Caja de Valores S.A., so that each shareholder shall have the same aggregate par value of its current shareholdings and shall hold a larger number of shares. Consequently, it motioned to amend Section 6, paragraph a) of the Corporate By-laws for it to read as follows: "**SECTION 6 - STOCK CAPITAL**: (a) Capital Amount: The Stock Capital is set in the amount of ONE THOUSAND FIVE HUNDRED MILLION PESOS (Ps 1,500,000,000), fully subscribed and paid in, and is represented by ONE THOUSAND FIVE HUNDRED MILLION (1,500,000,000) book-entry common shares of ONE PESO (Ps 1.00) par value and one vote each, except for the special multiple voting power of Class 'D' shares pursuant to paragraph d) of this Section." Finally, he motioned to delegate in the Board the power to determine the effective date of the change in the par value of shares and the bylaws amendment pursuant to the motion made, with such Board being empowered to make any such decisions as may be necessary in order to implement the above including, without limitation, those related to the new listing value of the shares in local and foreign markets and stock exchanges, as a result of the above resolution. The motion raised having been submitted to decision by shareholders, Mrs. ESTOL informed it had been approved by 164,393,691 favorable votes, representing 100% of the votes cast. No negative votes were recorded, with the abstention of the following shareholders: 5 and 19 (THE BANK OF NEW YORK ADRs, with respect to 1,171,560 votes), 1(BANCO DE LA NACIÓN ARGENTINA as Trustee of the FFFIR Assistance Trust), 2(NATIONAL STATE - MINISTRY OF ECONOMY), 3(BANCO DE LA NACIÓN ARGENTINA as Trustee of the PPP), 4(BANCO DE LA NACIÓN ARGENTINA as Trustee of the FFFIR Assistance Trust), 6(THE BANK OF NEW YORK ADRs FFFIR), 18(NACION AFJP NEGOTIABLE SECURITIES FUND ACCOUNT), 20(ARAUCA BIT AFJP S.A. FUND), 24(FUTURA AFJP FUND) and 36(NACIÓN AFJP NEGOTIABLE SECURITIES RESERVE ACCOUNT). There being no further business to be dealt with, the Meeting rose at 1.25 p.m.-
----

[Letterhead of Banco Hipotecario]

NOTE No. 390 .

BUENOS AIRES, August 11, 2006

MESSRS.
ARGENTINE SECURITIES COMMISSION

The purpose of this note is to submit, pursuant to the provisions of Book VII, Chapter XXIII, Section 1 subsection c) of the restated Regulations of the Argentine Securities Commission, the following documentation:

a) Financial statements for the quarterly period ended on 06/30/2006 and Consolidated Financial Statements for the same period of Banco Hipotecario Sociedad Anónima.

b) Supervisory Committee's Report.

c) Independent Auditor's Report.

d) Minutes of the Supervisory Committee stating that any member thereof may sign the report on the Financial Statements.

e) Excerpt of Board Minutes No. 197 dated 08/09/2006 approving the Company's Financial Statements and Information Summary.

f) Financial statements and independent auditors' reports in respect of the companies controlled by BH S.A., pursuant to the following detail:

- BHN VIDA S.A., as of 03/31/2006;
- BHN SEGUROS GENERALES S.A., as of 03/31/2006;

Yours sincerely,

/s/
Ernesto Manuel Viñes
Attorney-in-Fact
Banco Hipotecario S.A.

[Letterhead of Banco Hipotecario]

EXCERPT OF BOARD MINUTES No. 197 OF BANCO HIPOTECARIO S.A. - "BOARD MINUTES N° 197. In the City of Buenos Aires, on this 9th day of August of the year two thousand and six, at 3.45 p.m., a meeting was held by the Board of Directors of BANCO HIPOTECARIO S.A. at its registered office, with the attendance of its Chairwoman, Mrs. Clarisa Diana LIFSIC de ESTOL and the Regular Directors: for Class "A", Jaime GRINBERG and Jorge Luis MARCH; for Class "C", Federico L. BENSADÓN and for Class "D", Carlos B. PÍSULA, Gabriel A. REZNIK and Ernesto M. VIÑES. Also present were the following Regular Syndics: for Class "A", Dr. Silvana GENTILE, for Class "B", Dr. Martín SCOTTO and for Classes "D" and "C", Dr. Marcelo FUXMAN and Dr. Ricardo FLAMMINI. The absence of the Vice-Chairman, Mr. Eduardo S. ELSZTAIN, and of Directors Edgardo FORNERO, Jacobo Julio DREIZZEN, Pablo VERGARA DEL CARRIL and Saúl ZANG was recorded. The statutory and regulatory quorum having been met, the Chairwoman put on record that Mr. DREIZZEN had granted a proxy letter in favor of Mr. PÍSULA for him to vote in his name and on his behalf at the meeting held on the date hereof, pursuant to the provisions of section 266 (second paragraph) of the Business Companies Law N° 19,550, which document shall be attached as an Exhibit to these Minutes. (...) Thereafter, Mrs. ESTOL submitted to consideration the second Agenda item relating to: **THE FINANCIAL STATEMENTS OF BANCO HIPOTECARIO S.A. FOR THE FISCAL YEAR ENDED 06/30/2006, CONSOLIDATED FINANCIAL STATEMENTS AND SUMMARY INFORMATION FOR THE SAME PERIOD**. (...) Then Mrs. ESTOL underscored that the relevant developments occurred during the aforementioned fiscal year had been duly recorded in the Summary Information supplementing the Financial Statements. Further, she stated that the Financial Statements under consideration had been reviewed by the Independent Auditor and that the relevant Supervisory Committee's report in respect thereof was also available. Thereafter, the Chairwoman proposed to omit reading the Financial Statements and supplementary information, as copies of such information are in the possession of Directors. The Chairwoman supplemented her motion by proposing the approval of the Financial Statements and supplementary information under consideration, as well as the Information Summary for the second quarter of the current year. Upon the motion raised by the Chairwoman being submitted to vote, the **Board of Directors –unanimously–** resolved: 1) To approve the Financial Statements of Banco Hipotecario S.A. for the quarterly period ended 06/30/06, including: The Balance Sheet and the Consolidated Balance Sheet, the Statement of Income and the Consolidated Statement of Income, the Statement of Cash Flow and the Consolidated Statement of Cash Flow, the Statement of Changes in Shareholders' Equity, the relevant Exhibits and Notes thereto; with all the aforementioned documentation, as duly executed, being attached as an Exhibit hereto. 2) To approve the Information Summary for the second quarter of the current year, which document, as duly executed, was also attached as an Exhibit hereto. 3) To make the relevant filings and give the relevant notices to the supervision entities. (...)"--

This is a true excerpt Board Minutes No. 197, corresponding to the meeting held on August 9, 2006.--

For purposes of being submitted to whom it may concern, these presents are signed in Buenos Aires, on August 10, 2006.---

/s/
Ernesto Viñes
Attorney-in-Fact
Banco Hipotecario S.A.

RECEIVED
2006 SEP 14 A 8:45
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

BANCO
Hipotecario

BANCO Hipotecario

BALANCE SHEET

For the period ended 06-30-06
In comparative format with the previous year
In thousands of pesos

		2006	2005
	ASSETS		
A	**Cash and cash resources**	**324,373**	**275,465**
	Cash	42,883	41,427
	Banks and correspondents (Note 3.2.)	281,490	110,347
	Others – (Note 3.2.)	-	123,691
B	**Government and Corporate Securities (Schedule A and Note 3.4.)**	**2,801,122**	**2,172,123**
	Holdings in investment accounts	1,991,205	1,676,966
	Holdings of trading securities	210,494	189,247
	Unlisted government securities	204,733	239,504
	Investments in listed corporate securities	176,622	30,133
	Securities issued by the BCRA	218,068	36,273
C	**Loans (Schedules B, C and D and Notes 3.3. and 3.5.)**	**2,411,396**	**2,202,186**
	To the non-financial public sector	250,941	278,112
	To the financial sector	32,705	21,872
	To the non-financial private sector and residents abroad	2,272,297	2,074,893
	Overdraft facilities	241,082	217,183
	Promissory notes	29,571	15,969
	Mortgage loans	1,547,575	1,552,110
	Pledge loans	4,259	5,912
	Consumer loans	234,962	158,908
	Credit cards	102,830	57,343
	Unallocated collections	(549)	(16,451)
	Others	84,062	56,632
	Accrued interest and quotation differences receivable	29,008	27,556
	Documented interest	(503)	(269)
	Allowances (Schedule J and Notes 8 and 9)	(144,547)	(172,691)
D	**Other receivables for financial transactions (Schedules B, C and D and Notes 3.3. and 3.6.)**	**2,874,268**	**2,747,821**
	Argentine Central Bank	3,529	3,160
	Amounts receivable for spot and forward sales to be settled	32,680	694
	Securities to be received under spot and forward purchases to be settled	1,938,595	1,513,146
	Balances of forward transactions not yet settled without delivery of underlying asset	45,812	21,174
	Others not included in the debtor classification regulations (Note 12)	687,347	1,026,583
	Others included in the debtor classifications regulations (Notes 12 and 13)	189,145	203,993
	Accrued interest receivable included in the debtor classification regulations (Note 13)	10,301	12,212
	Allowances (Schedule J)	(33,141)	(33,141)

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated August 9, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

C.P.C.E.C.A.B.A. T° 1 - F° 17
Gabriel R. Martini
Public Accountant (UBA)
C.P.C.E. Autonomous City of Buenos Aires
T° 201 F° 24

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

BANCO
Hipotecario

BALANCE SHEET

For the period ended 06-30-06
In comparative format with the previous year
In thousands of pesos

		2006	2005
F	**Investments in other companies (Schedule E and Notes 3.7. and 31)**	**110,273**	**115,436**
	In financial institutions	73,800	74,603
	Others	36,473	40,833
G	**Miscellaneous Receivables (Note 3.8.)**	**251,135**	**401,342**
	Minimum notional income tax credit	62,457	25,107
	Others (Note 14)	193,781	385,689
	Other accrued interest receivable	1	-
	Allowances (Schedule J)	(5,104)	(9,454)
H	**Bank Premises and Equipment (Schedule F and Note 3.9.)**	**85,925**	**85,675**
I	Miscellaneous Assets (Schedule F and Note 3.9.)	**24,040**	**24,633**
J	**Intangible Assets (Schedule G and Note 3.11.)**	**5,255**	**4,983**
	Organization and development expenses	5,255	4,983
K	**Unallocated Items**	**71**	**19**
	TOTAL ASSETS	**8,887,858**	**8,029,683**

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated August 9, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

C.P.C.E.C.A.B.A. T° 1 - F° 17
Gabriel R. Martini
Public Accountant (UBA)
C.P.C.E. Autonomous City of Buenos Aires
T° 201 F° 24

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

BANCO Hipotecario

BALANCE SHEET
For the period ended 06-30-06
In comparative format with the previous year
In thousands of pesos

		2006	2005
	LIABILITIES		
L	**Deposits (Schedules H and I and Notes 3.3., 3.12. and 30)**	**625,684**	**539,800**
	Non-financial public sector	68,642	34,379
	Financial sector	3,943	4,288
	Non-financial private sector and residents abroad	553,099	501,133
	Current accounts	13,520	16,516
	Savings accounts	141,724	126,094
	Time deposits	356,840	291,381
	Investment accounts	26,000	56,700
	Others	10,663	7,589
	Accrued interest and quotation differences payable	4,352	2,853
M	**Other liabilities for financial transactions (Schedule I and Notes 3.3., 3.13. and 3.14.)**	**5,647,956**	**5,011,709**
	Argentine Central Bank	163,619	467,489
	Others	163,619	467,489
	Banks and international entities	246,784	303,150
	Unsubordinated negotiable obligations (Note 17)	3,253,792	2,679,612
	Amounts payable under spot and forward purchases to be settled	1,642,825	1,358,627
	Securities to be delivered under spot and forward sales to be settled	37,852	690
	Premiums on options written	1,674	32
	Loans from domestic financial institutions	140,200	69,000
	Balances of forward transactions not yet settled without delivery of underlying asset	3,320	-
	Others (Note 21)	62,620	56,779
	Accrued interest and quotation differences payable	95,270	76,330
N	**Miscellaneous liabilities**	**51,715**	**48,777**
	Fees	3,857	2,734
	Others (Note 22)	47,858	46,043
O	**Provisions (Schedule J and Notes 3.10., 3.15. and 23)**	**205,577**	**209,740**
Q	**Unallocated Items**	**3,521**	**2,542**
	TOTAL LIABILITIES	6,534,453	5,812,568
	SHAREHOLDERS' EQUITY (per related statement) (Note 3.19.)	**2,353,405**	**2,217,115**
	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**8,887,858**	**8,029,683**

Notes and Schedules are an integral part of these financial statements.

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated August 9, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

C.P.C.E.C.A.B.A. T° 1 - F° 17
Gabriel R. Martini
Public Accountant (UBA)
C.P.C.E. Autonomous City of Buenos Aires
T° 201 F° 24

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

BANCO Hipotecario

INCOME STATEMENT

For the period ended 06-30-06
In comparative format with the same period of the previous year
In thousands of pesos

		2006	2005
A	**Financial Income**	**353,962**	**365,767**
	Interest on cash and cash resources	1,833	595
	Interest on loans to the financial sector	1,840	673
	Interest on overdraft facilities	10,631	3,259
	Interest on promissory notes	917	1
	Interest on mortgage loans	76,422	71,204
	Interest on pledge loans	362	158
	Interest on credit card loans	4,937	608
	Interest on other loans	31,451	9,950
	Interest on other receivables for financial transactions	10,357	17,209
	Net income from government and corporate securities	139,651	60,808
	Net loss on options	-	1,643
	Net income from secured loans - Decree 1387/01	1,729	17,796
	Adjustment from application of CER	58,269	89,906
	Adjustment from application of CVS	573	1,676
	Others (Note 24)	14,990	90,281
B	**Financial Expenses**	**200,373**	**246,856**
	Interest on current account deposits	137	231
	Interest on savings account deposits	1,872	1,291
	Interest on time deposits	10,428	3,395
	Interest on loans from financial sector	2,997	158
	Interest on other liabilities for financial transactions	133,760	82,591
	Other interest	3,181	22,293
	Net loss on options	1,159	-
	Adjustment from application of CER	13,104	117,178
	Others (Note 24)	33,735	19,719
	GROSS INTERMEDIATION MARGIN	**153.589**	**118,911**
C	**Loan Loss Provision**	-	**10,064**
D	**Income from services**	**54,287**	**35,903**
	Linked with lending transactions	8,480	1,117
	Linked with borrowing transactions	2,484	1,689
	Others (Note 25)	43,323	33,097
E	**Expenses for Services**	**29,319**	**14,272**
	Commissions	8,966	4,073
	Others (Note 26)	20,353	10,199

Signed for purposes of identification with
our report dated
August 9, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

Guillermo C. Martinz
General Accounting
Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General
Manager
BANCO HIPOTECARIO S.A.

C.P.C.E.C.A.B.A. T° 1 - F° 17
Gabriel R. Martini
Public Accountant (UBA)
C.P.C.E. Autonomous City of Buenos Aires
T° 201 F° 24

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics
Committee

BANCO Hipotecario

INCOME STATEMENT

For the period ended 06-30-06
In comparative format with the same period of the previous year
In thousands of pesos

		2006	2005
G	***Administrative expenses***	**85,662**	**57,013**
	Personnel expenses	44,908	29,744
	Directors' and syndics' fees	1,202	956
	Other fees	9,040	3,878
	Advertising and publicity	9,347	3,967
	Taxes	4,947	4.517
	Other operating expenses (Note 27)	13,921	11,828
	Others	2,297	2.123
	NET INCOME FROM FINANCIAL TRANSACTIONS	**92,895**	**73,465**
I	**Miscellaneous income**	**97,990**	**51,314**
	Penalty interest	2,769	4,448
	Loans recovered and allowances reversed	55,413	38,324
	Others (Note 28)	39,808	8.542
J	**Miscellaneous losses**	**54,595**	**44,260**
	Loss on long-term investments	1,701	3,510
	Penalty interest and charges in favor of the BCRA	1,505	8
	Loan loss provision for miscellaneous receivables and other provisions	18,631	31,399
	Others (Note 29)	32,758	9.343
	NET INCOME BEFORE INCOME TAX	**136,290**	**80,519**
	NET INCOME FOR THE PERIOD - INCOME	**136,290**	**80,519**

Notes and Schedules are an integral part of these financial statements.

Signed for purposes of identification with our report dated August 9, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

C.P.C.E.C.A.B.A. T° 1 - F° 17
Gabriel R. Martini
Public Accountant (UBA)
C.P.C.E. Autonomous City of Buenos Aires
T° 201 F° 24

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

BANCO Hipotecario

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

For the period ended 06-30-06
In comparative format with the same period of the previous year
In thousands of pesos

Changes	Capital Stock	Non-Capitalized Contributions		Equity Adjustments	Profit reserves		Retained earnings	Total for the period 06/30/2006	Total for the period 06/30/2005
		Share issuance premiums	Irrevocable contributions for future capital increases		Legal	Others			
1. Opening balances	1,500,000	-	1	1,797,623	1,022,078	169,608	(2,272,195)	2,217,115	1,959,160
2. Prior year adjustment (Notes 40 and 46.1.)							-	-	4,648
3. Subtotal	1,500,000	-	1	1,797,623	1,022,078	169,608	(2,272,195)	2,217,115	1,963,808
4. Net income for the period							136,290	136,290	80,519
5. Closing balances	**1,500,000**	**-**	**1**	**1,797,623**	**1,022,078**	**169,608**	**(2,135,905)**	**2,353,405**	**2,044,327**

Signed for purposes of identification with
our report dated
August 9, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics
Committee

Guillermo C. Martinz
General Accounting
Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General
Manager
BANCO HIPOTECARIO S.A.

C.P.C.E.C.A.B.A. T° 1 - F° 17
Gabriel R. Martini
Public Accountant (UBA)
C.P.C.E. Autonomous City of Buenos Aires
T° 201 F° 24

BANCO
Hipotecario

STATEMENT OF SOURCE AND APPLICATION OF FUNDS

For the period ended 06-30-06
In comparative format with the same period of the previous year
In thousands of pesos

	2006	2005
Changes in funds		
Cash and cash resources at beginning of year	275,465	316,423
Increase (decrease) in funds	48,908	(28,428)
Cash and cash resources at end of period	324,373	287,995
Reasons for changes in funds in uniform currency		
Plus:		
Financial income collected	276,848	253,952
Income from services collected	54,287	35,903
Less:		
Financial expenses paid	167,732	112,565
Expenses for services paid	29,319	14,272
Administrative expenses paid	81,473	52,801
Funds provided by ordinary transactions	52,611	110,217
Other sources of funds	492,728	461,527
Net increase in deposits	85,884	202,403
Net increase in other liabilities for financial transactions	324,680	-
Net increase in other liabilities	4,409	3,756
Net decrease in government and corporate securities	-	142,623
Decrease in other receivables for financial transactions	65,712	96,678
Other sources of funds	12,043	16,067
Total sources of funds	**545,339**	**571,744**
Other uses of funds	496,431	600,172
Net increase in government and corporate securities	119,607	-
Net increase in loans	287,050	38,095
Net increase in other assets	89,774	56,191
Net decrease in other liabilities for financial transactions	-	505,886
Total uses of funds	**496,431**	**600,172**
Increase (decrease) in funds	48,908	(28,428)

Notes and Schedules are an integral part of these financial statements.

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated August 9, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

C.P.C.E.C.A.B.A. T° 1 - F° 17
Gabriel R. Martini
Public Accountant (UBA)
C.P.C.E. Autonomous City of Buenos Aires
T° 201 F° 24

BANCO Hipotecario

MEMORANDUM ACCOUNTS

For the period ended 06-30-06
In comparative format with the previous year
In thousands of pesos

	2006	2005
DEBIT	**12,100,385**	**12,392,740**
Contingencies	**7,109,563**	**8,312,534**
Loans obtained (unused balances)	80,683	80,683
Guarantees received	1,591,533	1,563,058
Others not included in the debtor classification regulations	3,462,414	4,325,681
Contingencies – re. contra items	1,974,933	2,343,112
Control	**3,331,588**	**3,070,783**
Loans classified as non-recoverable	1,076,256	1,108,354
Others	1,726,380	1,567,596
Control – re. contra items	528,952	394,833
Derivatives	**1,659,234**	**1,009,423**
"Notional" value of forward transactions without delivery of the underlying asset	307,300	515,244
Interest rate swap	308,480	-
Derivatives - re. contra items	1,043,454	494,179
CREDIT	**12,100,385**	**12,392,740**
Contingencies	**7,109,563**	**8,312,534**
Loans granted (unused balances) included in the debtor classification regulations (Schedules B, C and D)	112,710	60,511
Guarantees provided to the BCRA	142,724	357,542
Other guarantees not included in the debtor classification regulations	127,263	311,177
Contingencies – re. contra items	6,726,866	7,583,304
Control	**3,331,588**	**3,070,783**
Amounts to be credited	287,303	154,314
Control – re. contra items	2,840,114	2,674,187
Others	204,171	242,282
Derivatives	**1,659,234**	**1,009,423**
"Notional" value of call options written	11,256	109
"Notional" value of forward transactions without delivery of the underlying asset	1,051,746	494,070
Derivatives – re. contra items	596,232	515,244

Notes and Schedules are an integral part of these financial statements.

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated August 9, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

C.P.C.E.C.A.B.A. T° 1 - F° 17
Gabriel R. Martini
Public Accountant (UBA)
C.P.C.E. Autonomous City of Buenos Aires
T° 201 F° 24

BANCO Hipotecario

GOVERNMENT AND CORPORATE SECURITIES

For the period ended 06-30-06
In comparative format with the previous year
In thousands of pesos

SCHEDULE (A)

Description	Identification	Holding			Position without options	Options	Final position
		Market value	Book value 06-30-06	Book value 12/31/05			
LISTED GOVERNMENT SECURITIES							
- Holdings of investment accounts							
Argentina		1,842,102	1,991,205	1,676,966	1,991,205	-	1,991,20
In foreign currency		1,842,102	1,991,205	1,676,966	1,991,205	-	1,991,20
Boden 2012 – Compensating Bond	ARR6123=BA	1,842,102	1,991,205	1,676,966	1,991,205	-	1,991,20
Subtotal investment accounts		1,842,102	1,991,205	1,676,966	1,991,205	-	1,991,20
- Holdings of trading securities							
Argentina		191,397	191,397	189,247	191,397	-	191,39
In pesos		191,397	191,397	189,247	191,397	-	191,39
National Government Bonds in pesos 2 % -2007	BODEN 2007	50,947	50,947	59,935	50,947	-	50,94
National Government Bonds in pesos 2 % - 2008	BODEN 2008	33,785	33,785	70,618	33,785	-	33,78
National Government Bonds in pesos 2% -2014	BODEN 2014	9,600	9,600	-	9,600	-	9,60
Suppliers Bond in US dollars Series 4	PRE VIII	71,585	71,585	56,240	71,585	-	71,58
Social Security Debt Consolidation Bond in Pesos Series 3	PRE V	287	287	293	287	-	28
Suppliers Bond in Pesos Series 4	PRO VII	305	305	285	305	-	30
Peso Suppliers Bond	PRO XII	21,159	21,159	-	21,159	-	21,15
Par Bond in pesos	PARP	180	180	46	180	-	18
Discount Bond in pesos	DICP	3,518	3,518	48	3,518	-	3,51
GDP-Linked Negotiable Securities in Pesos	TVPP	31	31	1,782	31	-	3
Argentina		19,097	19,097	-	19,097	-	19,09
In foreign currency		19,097	19,097	-	19,097	-	19,09
Boden 2012	BODEN 2012	19,097	19,097	-	19,097	-	19,09
Subtotal trading securities		210,494	210,494	189,247	210,494	-	210,49
TOTAL LISTED GOVERNMENT SECURITIES		2,052,596	2,201,699	1,866,213	2,201,699	-	2,201,69

Signed for purposes of identification with
our report dated
August 9, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

C.P.C.E.C.A.B.A. T° 1 - F° 17
Gabriel R. Martini
Public Accountant (UBA)
C.P.C.E. Autonomous City of Buenos Aires
T° 201 F° 24

BANCO Hipotecario

GOVERNMENT AND CORPORATE SECURITIES
For the period ended 06-30-06
In comparative format with the previous year
In thousands of pesos

SCHEDULE (A) Continued

Description	Identification	Holding			Position without options	Options	Final position
		Market value	Book value 06-30-06	Book value 12/31/05			
UNLISTED GOVERNMENT SECURITIES							
Argentina		-	204,733	239,504	204,733	-	204,733
In pesos		-	204,733	239,504	204,733	-	204,733
National Government Secured Bonds	BOGAR		174,961	212,964	174,961	-	174,961
Discount Bond in pesos	DIVP	-	29,772	26,540	29,772	-	29,772
TOTAL UNLISTED GOVERNMENT SECURITIES		-	204,733	239,504	204,733	-	204,733
INVESTMENTS IN LISTED CORPORATE SECURITIES							
- Other equity securities							
Argentina		176,622	176,622	30,133	176,622	-	176,622
In pesos		84,926	84,926	4,777	84,926	-	84,926
CHA Series 1		1,227	1,227	963	1,227	-	1,227
CHA Series 2		523	523	738	523	-	523
CHA Series 3		568	568	970	568	-	568
CHA Series 4		905	905	1,187	905	-	905
CHA Series 5		331	331	645	331	-	331
CHA Series 6		1,052	1,052	-	1,052	-	1,052
CONSUBONO 1 Class A		2,742	2,742	-	2,742		2,742
MEGABONO 14 Class A		5,299	5,299	-	5,299		5,299
SECUBONO 15 Class A		6,117	6,117	-	6,117		6,117
CONFIBONO 17 Class A		727	727	-	727		727
Banco Francés		18,277	18,277	-	18,277	-	18,277
Arte Gráfico Editorial Argentino SA		15,225	15,225	-	15,225	-	15,225
Tarjeta Naranja		30,827	30,827	-	30,827		30,827
Telecom		1,106	1,106	-	1,106		1,106
Petrobras Energía		-	-	274	-	-	-
In foreign currency		91,696	91,696	25,356	91,696	-	91,696

Signed for purposes of identification with
our report dated
August 9, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Guillermo C. Martinz
General Accounting
Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General
Manager
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics
Committee

C.P.C.E.C.A.B.A. T° 1 - F° 17
Gabriel R. Martini
Public Accountant (UBA)
C.P.C.E. Autonomous City of Buenos Aires
T° 201 F° 24

BANCO Hipotecario

GOVERNMENT AND CORPORATE SECURITIES

For the period ended 06-30-06
In comparative format with the previous year
In thousands of pesos

SCHEDULE (A) Continued

Banco Galicia negotiable obligations due 2010		10,211	10,211	15,794	10,211	-	10,211
Transportadora Gas del Sur S.A.		47,908	47,908	8,947	47,908	-	47,908
Telecom Argentina SA		6,996	6,996	-	6,996	-	6,996
Transener SA		14,057	14,057	-	14,057	-	14,057
Telecom Personal SA		12,524	12,524	-	12,524	-	12,524
Acindar S.A.		-	-	615	-	-	-
TOTAL INVESTMENTS IN LISTED CORPORATE SECURITIES		176,622	176,622	30,133	176,622	-	176,622
SECURITIES ISSUED BY THE BCRA							
- Securities issued by the BCRA		218,068	218,068	36,273	218,068	-	218,068
BCRA Bills	ARVEY 43=BA	6,045	6,045	9,073	6,045	-	6,045
BCRA notes		212,023	212,023	27,200	212,023	-	212,023
TOTAL SECURITIES ISSUED BY THE BCRA		218,068	218,068	36,273	218,068	-	218,068
TOTAL		2,447,286	2,801,122	2,172,123	2,801,122	-	2,801,122

Signed for purposes of identification with
our report dated
August 9, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

C.P.C.E.C.A.B.A. T° 1 - F° 17
Gabriel R. Martini
Public Accountant (UBA)
C.P.C.E. Autonomous City of Buenos Aires
T° 201 F° 24

BANCO Hipotecario

For the period ended 06-30-06
In comparative format with the previous year
In thousands of pesos

SCHEDULE (B)

CLASSIFICATION OF FINANCING ACCORDING TO STATUS AND GUARANTEES RECEIVED

COMMERCIAL PORTFOLIO	2006	2005
Normal situation	**765,419**	**720,862**
With "B" preferred collateral and counter-guarantees	64	853
Without any preferred collateral or counter-guarantees	765,355	720,009
Potential risk	**3,592**	**6,621**
With "B" preferred collateral and counter-guarantees	-	-
Without any preferred collateral or counter-guarantees	3,592	6,621
Problematic	**5,710**	**5,246**
With "B" preferred collateral and counter-guarantees	-	-
Without any preferred collateral or counter-guarantees	5,710	5,246
High risk of insolvency	**1,385**	**1,212**
With "B" preferred collateral and counter-guarantees	173	-
Without any preferred collateral or counter-guarantees	1,212	1,212
Uncollectible	**164**	**154**
With "B" preferred collateral and counter-guarantees	-	1
Without any preferred collateral or counter-guarantees	164	153
Uncollectible for technical reasons	-	-
With "B" preferred collateral and counter-guarantees	-	-
Without any preferred collateral or counter-guarantees	-	-
TOTAL COMMERCIAL PORTFOLIO	776,270	734,095

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated
August 9, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

C.P.C.E.C.A.B.A. T° 1 - F° 17
Gabriel R. Martini
Public Accountant (UBA)
C.P.C.E. Autonomous City of Buenos Aires

BANCO Hipotecario

For the period ended 06-30-06
In comparative format with the previous year
In thousands of pesos

SCHEDULE (B)
Continued

CLASSIFICATION OF FINANCING ACCORDING TO STATUS AND GUARANTEES RECEIVED

CONSUMER AND HOUSING PORTFOLIO	2006	2005
Normal performance	**1,839,801**	**1,650,225**
With "B" preferred collateral and counter-guarantees	1,438,264	1,371,076
Without any preferred collateral or counter-guarantees	401,537	279,149
Inadequate performance	**88,781**	**80,573**
With "B" preferred collateral and counter-guarantees	66,997	67,264
Without any preferred collateral or counter-guarantees	21,784	13,309
Deficient performance	**39,995**	**43,090**
With "B" preferred collateral and counter-guarantees	24,203	35,411
Without any preferred collateral or counter-guarantees	15,792	7,679
Difficult collection	**58,805**	**61,333**
With "B" preferred collateral and counter-guarantees	25,516	48,212
Without any preferred collateral or counter-guarantees	33,289	13,121
Uncollectible	**38,528**	**53,406**
With "B" preferred collateral and counter-guarantees	15,900	17,766
Without any preferred collateral or counter-guarantees	22,628	35,640
Uncollectible for technical reasons	**25,919**	**28,871**
With "B" preferred collateral and counter-guarantees	20,416	22,475
Without any preferred collateral or counter-guarantees	5,503	6,396
TOTAL CONSUMER AND HOUSING PORTFOLIO	2,091,829	1,917,498
GENERAL TOTAL	2,868,099	2,651,593

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated August 9, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

C.P.C.E.C.A.B.A. T° 1 - F° 17
Gabriel R. Martini
Public Accountant (UBA)
C.P.C.E. Autonomous City of Buenos Aires

BANCO Hipotecario

CONCENTRATION OF FINANCING

For the period ended 06-30-06
In comparative format with the previous year
In thousands of pesos

SCHEDULE (C)

Number of customers	FINANCING			
	2006		2005	
	Debt balance	% of total portfolio	Amount	% of total portfolio
10 largest customers	560,394	19.54%	546,612	20.61%
50 following largest customers	209,274	7.30%	185,676	7.00%
100 following largest customers	33,711	1.18%	26,975	1.02%
Rest of customers	2,064,720	71.98%	1,892,330	71.37%
Total	**2,868,099**	**100%**	**2,651,593**	**100%**

Signed for purposes of identification with
our report dated
August 9, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Guillermo C. Martinz
General Accounting
Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General
Manager
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics
Committee

C.P.C.E.C.A.B.A. T° 1 - F° 17
Gabriel R. Martini
Public Accountant (UBA)
C.P.C.E. Autonomous City of Buenos Aires
T° 201 F° 24

BANCO Hipotecario

BREAKDOWN OF FINANCING ACCORDING TO MATURITY DATES

For the period ended 06-30-06
In thousands of pesos

SCHEDULE (D)

Item	Past due portfolio	Remaining terms to maturity						
		1 month	3 months	6 months	12 months	24 months	More than 24 months	Total
Non-financial public sector	2,606	3,523	2,339	3,538	7,183	14,811	216,941	250,941
Financial sector	-	705	32,000	-	-	-	-	32,705
Non-financial private sector and residents abroad	24,118	581,523	111,405	85,576	143,169	246,048	1,392,614	2,584,453
Total	**26,724**	**585,751**	**145,744**	**89,114**	**150,352**	**260,859**	**1,609,555**	**2,868,099**

Signed for purposes of identification with
our report dated
August 9, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

C.P.C.E.C.A.B.A. T° 1 - F° 17
Gabriel R. Martini
Public Accountant (UBA)
C.P.C.E. Autonomous City of Buenos Aires
T° 201 F° 24

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

BANCO Hipotecario

BREAKDOWN OF INVESTMENTS IN OTHER COMPANIES
For the period ended 06-30-06
In comparative format with the previous year

SCHEDULE (E)

In thousands of pesos

	Item	Shares and/or units				Amount at 06/30/06	Amount at 12/31/2005	Information on the issuer				
	Description	Class	Face value per unit	Votes per share	Number			Principal line of business	Data on latest fin. statements: End of period/year	Capital Stock	Shareholders' Equity	Result for the period/year
	- **In Financial Institutions, supplementary and authorized activities**											
	Controlled - Argentina											
	- BACS Banco de Crédito y Securitización S.A.	ordinary	1	1	43,750,000	73,800	74,603	Banking	06/30/2006	62,500	105,431	(1,145)
	- BHN Sociedad de Inversión S,A,	ordinary	1	1	17,999,920	36,462	37,359	Investments	03/31/2006	18,000	36,465	(416)
(*)	- V.R.Tasaciones y Certificaciones S.A.	ordinary	1	1	200,000	-	-	Assessments and certifications	12/31/2000	200	n/d	n/d
	Subtotal controlled - Argentina					110,262	111,962					
	- **In other companies**											
	Controlled - Argentina											
	- BHN Inmobiliaria S.A.	ordinary	1	1	1,899,880	-	3,463	Real state trans, broker	12/31/2005	1,900	3,463	168
	Subtotal controlled - Argentina					-	3,463					
	Non-controlled - Argentina											
(*)	- BHN Vida S.A.	ordinary	1	1	120	-	-	Insurance	09/30/2005	5,112	5,815	(579)
(*)	- BHN Seguros Generales S.A.	ordinary	1	1	120	-	-	Insurance	09/30/2005	5,112	7,180	(260)
	- Mercado Abierto Electrónico S.A.	ordinary	1,200	1	1	4	4	Securities open market	09/30/2003	1,361	4,092	1,886
	- ACH S.A.	ordinary	1	1	2,500	7	7	Electronic payment company	12/31/2004	650	1,153	142
(*)	- V.R. Particulares S.A.	ordinary	1	1	15,000	-	-	Holdings adm.	12/31/2000	120	n/d	n/d
	Subtotal Non-controlled - Argentina					11	11					
	Total equity investments in other companies					110.273	115.436					

(*) PESO VALUE OF EQUITY INVESTMENTS

- BHN Vida S.A.	120
- BHN Seguros Generales S.A.	120
- V.R. Tasaciones y Certificaciones S.A.	1
- V.R. Particulares S.A.	1

Signed for purposes of identification with our report dated August 9, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

C.P.C.E.C.A.B.A. T° 1 - F° 17
Gabriel R. Martini
Public Accountant (UBA)
C.P.C.E. Autonomous City of Buenos Aires
T° 201 F° 24

BANK PREMISES AND EQUIPMENT AND MISCELLANEOUS ASSETS

For the period ended 06-30-06
In comparative format with the previous year
In thousands of pesos

SCHEDULE (F)

Item	Net book value at beginning of year	Additions	Transfers	Deletions	Losses due to impairment of value	Depreciation for the period		Net book value at 06-30-06	Net book value at 12/31/05
						Useful life (years)	Amount		
BANK PREMISES AND EQUIPMENT									
- Real estate properties	79,195					50	893	78,302	79,195
- Furniture and facilities	3,539	464				10	372	3,631	3,539
- Machinery and equipment	749	48				5	235	562	749
- Computer equipment	2,034	2,109				3	916	3,227	2,034
- Vehicles	36	-				5	4	32	36
- Sundry	122	77				5	28	171	122
Total	85,675	2,698	-	-	-		2,448	85,925	85,675
MISCELLANEOUS ASSETS									
- Construction in progress	7,974	1,322					-	9,296	7,974
- Works of art and collectors' items	195	-					-	195	195
- Leased assets	5,189	-	-	356		50	61	4,772	5,189
- Assets acquired through foreclosures	3,310	885		1,907		-	23	2,265	3,310
- Other miscellaneous assets	7,965	278		634		50	97	7,512	7,965
Total	24,633	2,485	-	2,897	-		181	24,040	24,633

Signed for purposes of identification with our report dated August 9, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

C.P.C.E.C.A.B.A. T° 1 - F° 17
Gabriel R. Martini
Public Accountant (UBA)
C.P.C.E. Autonomous City of Buenos Aires
T° 201 F° 24

BANCO Hipotecario

INTANGIBLE ASSETS
For the period ended 06-30-06
In comparative format with the previous year
In thousands of pesos

SCHEDULE (G)

Item	Net book value at beginning of year	Additions	Transfers	Deletions	Losses due to impairment of value	Amortization for the period		Net book value at 06-30-06	Net book value at 12/31/05
						Useful life (years)	Amount		
Organization and development expenses	4,983	2,126	-	294	-	3	1,560	5,255	4,983
Total	**4,983**	**2,126**	**-**	**294**	**-**		**1,560**	**5,255**	**4,983**

Signed for purposes of identification with our report dated August 9, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

Clarisa D. Lifsic de Estol President BANCO HIPOTECARIO S.A.	Guillermo C. Martinz General Accounting Manager BANCO HIPOTECARIO S.A.	Clarisa D. Lifsic de Estol On behalf of the General Manager BANCO HIPOTECARIO S.A.	Ricardo Flammini For the Syndics Committee	C.P.C.E.C.A.B.A. T° 1 - F° 17 Gabriel R. Martini Public Accountant (UBA) C.P.C.E. Autonomous City of Buenos Aires T° 201 F° 24

BANCO Hipotecario

CONCENTRATION OF DEPOSITS
For the period ended 06-30-06
In comparative format with the previous year
In thousands of pesos

SCHEDULE (H)

Number of customers	2006		2005	
	Debt balance	% of total portfolio	Debt balance	% of total portfolio
10 largest customers	85,824	13.72%	154,690	28.66%
50 following largest customers	111,732	17.86%	121,559	22.52%
100 following largest customers	33,168	5.30%	27,745	5.14%
Rest of customers	394,960	63.12%	235,806	43.68%
Total	**625,684**	**100%**	**539,800**	**100%**

Signed for purposes of identification with our report dated August 9, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

C.P.C.E.C.A.B.A. T° 1 - F° 17
Gabriel R. Martini
Public Accountant (UBA)
C.P.C.E. Autonomous City of Buenos Aires
T° 201 F° 24

BANCO Hipotecario

For the period ended 06-30-06
In thousands of pesos

SCHEDULE (I)

BREAKDOWN OF DEPOSITS, OTHER LIABILITIES FOR FINANCIAL TRANSACTIONS AND SUBORDINATED NEGOTIABLE OBLIGATIONS ACCORDING TO MATURITY DATE

Item	Remaining terms to maturity						
	1 month (*)	3 months (*)	6 months (*)	12 months (*)	24 months (*)	More than 24 months (*)	Total
Deposits	451,297	139,370	30,319	4,587	111	-	625,684
- Time deposits	237,833	139,370	30,319	4,587	111	-	412,220
- Investment account	26,535	-	-	-			26,535
- Savings accounts	147,994	-	-	-	-	-	147,994
- Current accounts	16,301	-	-	-	-	-	16,301
- Other deposits	22,634	-	-	-	-	-	22,634
Other liabilities for financial transactions	466,308	178,338	28,665	-	-	3,288,974	3,962,285
- Argentine Central Bank	-	-	-	-	-	163,619	163,619
Others	-	-	-	-	-	163,619	163,619
- Banks and international entities	95,974	158,338	-	-	-	-	254,312
Short-term facilities in US dollars	95,974	158,338	-		-	-	254,312
- Unsubordinated negotiable obligations	187,073	-	28,665	-	-	3,125,355	3,341,093
EMTN Series III	3,085	-	-	-	-	-	3,085
GMTN Series I	49,312	-	-	-	-	-	49,312
GMTN Series IV	2,549	-	-	-	-	-	2,549
GMTN Series VI	3,325	-	-	-	-	-	3,325
GMTN Series XVI	47,652	-	-	-	-	-	47,652
GMTN Series XVII	4,128	-	-	-	-	-	4,128
GMTN Series XXII	698	-	-	-	-	-	698
GMTN Series XXIII	29,714	-	-	-	-	-	29,714
GMTN Series XXIV	23,110	-	-	-	-	-	23,110
GMTN Series XXV	23,500	-	-	-	-	-	23,500
Long-term Bond denominated in US dollars	-	-	2,250	-	-	835,897	838,147
Long-term Bond denominated in euros	-	-	3,649	-	-	747,058	750,707
Newly Issued Bond		-	22,766			1,542,400	1,565,166
Loans from domestic financial institutions	120,427	20,000	-	-	-	-	140,427
Local institutions	120,427	20,000					140,427
- Others	62,834	-	-	-	-	-	62,834
Others	62,834	-	-	-	-	-	62,834
Total	917,605	317,708	58,984	4,587	111	3,288,974	4,587,969

(*) These figures are exposed pursuant to contract clauses.

Signed for purposes of identification with our report dated August 9, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

C.P.C.E.C.A.B.A. T° 1 - F° 17
Gabriel R. Martini
Public Accountant (UBA)
C.P.C.E. Autonomous City of Buenos Aires
T° 201 F° 24

BANCO Hipotecario

SCHEDULE (J)

ALLOWANCES AND PROVISIONS
For the period ended 06-30-06
In comparative format with the previous year
In thousands of pesos

Breakdown	Opening balances	Increases in uniform currency	Decreases in uniform currency		Balances at 06-30-06	Balances at 12/31/05
			Reversals	Allocations		
<u>ASSETS OFFSETTING ACCOUNTS</u>						
Loans						
For uncollectibility risk and loss of value (a)	172,691	-	10,192	17,952	144,547	172,691
Other receivables for financial transactions						
For uncollectibility risk and loss of value (b)	33,141	-	-	-	33,141	33,141
Miscellaneous receivables						
For uncollectibility risk and loss of value (c)	9,454	-	-	4,350	5,104	9,454
Total	**215,286**	-	**10,192**	**22,302**	**182,792**	**215,286**
<u>LIABILITIES OFFSETTING ACCOUNTS</u>						
Other contingencies (d)	209,740	18,631	2,545	20,249	205,577	209,740
Total	**209,740**	**18,631**	**2,545**	**20,249**	**205,577**	**209,740**

(a) <u>FOR UNCOLLECTIBILITY RISKS OF LOANS</u>: Stems from the analysis covering uncollectibility risks of the loan portfolio performed by the Bank, which considers the regulations laid down by the Argentine Central Bank and estimates for the period, as mentioned in Notes 8 and 9.

(b) <u>FOR UNCOLLECTIBILITY RISKS OF OTHER RECEIVABLES FOR FINANCIAL TRANSACTIONS</u>: Reflects the potential uncollectibility of mortgage loans transferred in trust, but not yet securitized.

c) <u>FOR UNCOLLECTIBILITY RISKS OF MISCELLANEOUS RECEIVABLES</u>: Set up to cover any possible uncollectibility of miscellaneous receivables.

(d) <u>FOR OTHER CONTINGENCIES</u>: This provision was set up to cover contingencies involving lawsuits, attorneys' fees and certain expenses related to the administrative restructuring undertaken by the Bank, and possible contingencies arising from the Stock Appreciation Right -SIARS (Note 15), Profit Sharing and Stock Appreciation regime (Notes 23 and 45). In addition, balances as of 06/30/2006 and 12/31/2005 include reserves for pending insurance claims, as established by National Insurance Superintendency regulations.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

Signed for purposes of identification with our report dated August 9, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

C.P.C.E.C.A.B.A. T° 1 - F° 17
Gabriel R. Martini
Public Accountant (UBA)
C.P.C.E. Autonomous City of Buenos Aires
T° 201 F°

BANCO Hipotecario

CAPITAL STATUS
For the period ended 06-30-06

SCHEDULE (K)

Shares			Capital Stock					
Class	Number	Votes per share	Issued		Pending issuance or distribution	Allotted	Paid-in	Not yet paid-in
			Outstanding	Treasury Stock				
Ordinary Book-entry shares	150,000,000	(1)	1,500,000	-	-	-	1,500,000	-
Total			**1,500,000**	**-**	-	-	**1,500,000**	-

(1) See Note 2 to the financial statements.

Signed for purposes of identification with our report dated August 9, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

C.P.C.E.C.A.B.A. T° 1 - F° 17
Gabriel R. Martini
Public Accountant (UBA)
C.P.C.E. Autonomous City of Buenos Aires
T° 201 F° 24

BANCO Hipotecario

FOREIGN CURRENCY BALANCES

For the period ended 06-30-06
In comparative format with the previous year
In thousands of pesos

SCHEDULE (L)

CAPTIONS	Head office and branches in Argentina	Total for the period at 06-30-06	Total for the period (by currency)		Total for the period at 12/31/05
			US$	EUROS	
ASSETS					
Cash and cash resources	255,344	255,344	246,061	9,283	223,453
Government and corporate securities	2,101,999	2,101,999	2,101,999	-	1,702,322
Loans	53,450	53,450	53,450	-	12,690
Other receivables for financial transactions	2,298,772	2,298,772	1,226,809	1,071,963	2,286,375
Miscellaneous receivables	130,800	130,800	130,800	-	314,443
Unallocated items	-	-	-	-	66
Total	4,840,365	4,840,365	3,759,119	1,081,246	4,539,349
LIABILITIES					
Deposits	73,530	73,530	73,530	-	55,095
Other liabilities for financial transactions	5,135,855	5,135,855	4,116,078	1,019,777	4,381,001
Miscellaneous liabilities	695	695	694	1	720
Unallocated items	2	2	2	-	-
Total	5,210,082	5,210,082	4,190,304	1,019,778	4,436,816
MEMORANDUM ACCOUNTS					
DEBIT (Except for contra items)	313,219	313,219	312,785	434	31,578
Contingencies	608	608	174	434	650
Control	4,131	4,131	4,131	-	30,928
Derivatives	308,480	308,480	308,480	-	-
CREDIT (Except for contra items)	835,517	835,517	835,517	-	1,047,529
Contingencies	127,263	127,263	127,263	-	311,177
Control	204,127	204,127	204,127	-	242,282
Derivatives	504,127	504,127	504,127	-	494,070

Signed for purposes of identification with our report dated August 9, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

C.P.C.E.C.A.B.A. T° 1 - F° 17
Gabriel R. Martini
Public Accountant (UBA)
C.P.C.E. Autonomous City of Buenos Aires
T° 201 F° 24

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

BANCO Hipotecario

FINANCIAL ASSISTANCE OF RELATED PARTIES

For the period ended 06-30-06
In comparative format with the previous year
In thousands of pesos

SCHEDULE (N)

Item / Situation	Normal	Potential risk / inadequate performance	With problems / deficient performance		High risk of insolvency / difficult collection		Uncollectible	Uncollectible for technical reasons	Total	
			Not yet due	Past due	Not yet due	Past due			06/30/2006	12/31/2005
1.Loans										
- Mortgage and pledge loans	17,545	30	-	-	-	-	35	-	17,610	72
With "B" preferred collateral and counter-guarantees	17,545	30	-	-	-	-	35	-	17,610	72
2.Equity investments in other companies	110,262	-	-	-	-	-	-	-	110,262	115,42
Total	127,807	30	-	-	-	-	35	-	127,872	116.15
Allowances	5	1	-	-	-	-	35	-	41	4

Signed for purposes of identification with
our report dated
August 9, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

C.P.C.E.C.A.B.A. T° 1 - F° 17
Gabriel R. Martini
Public Accountant (UBA)
C.P.C.E. Autonomous City of Buenos Aires
T° 201 F° 24

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Guillermo C. Martinz
General Accounting
Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General
Manager
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics
Committee

NOTES TO THE FINANCIAL STATEMENTS

For the period ended June 30, 2006
In comparative format with the Balance Sheet, Memorandum Account and Schedules as of December 31, 2005 and Statement of income, the statement of changes in shareholders' equity and Statement of Source and Application of Funds as of June 30, 2005

1. ECONOMIC AND SOCIAL SITUATION PREVAILING IN ARGENTINA

The socio economic situation in our country substantially improved since the year 2003, thus leaving behind the recession stage started back in the second half of 1998, which worsened by the end of 2001 and the first half of 2002. The strong economic recovery that was evidenced through a sustained increase of the Gross Domestic Product, a drop in interest rates and the stabilization of the exchange markets, became real through high positive indicators in the country. The financial system has gradually recovered its liquidity levels, recording an increase in deposits and in all types of borrowing. At the same time, levels of financial brokerage activities increased, the exposure to the Public Sector decreased and the reduction of BCRA liabilities speeded up.

In March, 2005, Argentina announced the final outcome of its global offer to exchange certain public debt instruments (the "Eligible Securities"), payment of which has been deferred, for an aggregate eligible amount of approximately US$ 81,800 million (representing the face value and past due and unpaid interest) for a total of eleven series of Par Bonds, Quasi Par Bonds and Discount Bonds and five series of GDP-linked units. Eligible bondholders holding approximately 76.15% of the amount subject to restructuring, equivalent to approximately US$ 62,300 million (representing around US$ 62,500 million, which are equivalent to a nominal amount not yet redeemed) participated in the debt swap. Said process ended in June, 2005, with the delivery the new of debt securities.

On August 4, 2005, and on August 3, 2006, the National Government made a payment of approximately US$ 1,580 million and US$ 2,339 million, respectively, in repayment of capital of BODEN 2012, the main security created after the cessation of payments declared in December 2001.

On January 3, 2006, the National Government fully paid its debt with the International Monetary Fund, amounting to approximately US$ 9,500 million.

On January 6, 2002, the Government enacted Law 25561 (Law on public emergency and exchange system reform) that involved profound changes to the prevailing economic model and the amendment of the Convertibility Law in force since March 1991. Subsequently, the Government announced new economic policies, which were implemented through various legal regulations that significantly affected the banking business and the exchange system.

Listed below are some of the main measures adopted by the National Government, which impacted banking operations and, particularly, the Bank: i) a single free exchange market system was established, ii) Deposits and Loans in US dollars or any other foreign currency granted by the Argentine financial system were converted into pesos, iii) compensations to the Financial System for the effects of the asymmetric pesification process (Note 5.1), iv) certain adjustments to the Reorganization and Bankruptcy Laws and v) conversion of provincial public debt (Note 43).

2. BANCO HIPOTECARIO SOCIEDAD ANONIMA

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated August 09, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE FINANCIAL STATEMENTS

For the period ended June 30, 2006
In comparative format with the Balance Sheet, Memorandum Account and Schedules as of December 31, 2005 and Statement of income, the statement of changes in shareholders' equity and Statement of Source and Application of Funds as of June 30, 2005

Pursuant to Law 24855 enacted on July 2, 1997 and promulgated by the National Executive Branch through Decree 677 dated July 22, 1997, and decree 924/97 Banco Hipotecario Nacional was declared "subject to privatization" under the terms of Law 23696 and the National Executive Branch should proceed to its transformation into a corporation ("sociedad anónima"). The new entity arising from this transformation will do business under the denomination of "Banco Hipotecario Sociedad Anónima", and as a commercial bank in accordance with Law 21526 and complementary rules, as amended, with the scope envisaged by the regulations, and with the rights and obligations of its predecessor.

Law 24855 and its regulatory decree provide that for ten years as from the promulgation of the Law, Banco Hipotecario Sociedad Anónima should, among other things, finance the construction and/or acquisition of dwellings throughout the national territory. Banco Hipotecario Sociedad Anónima should also offer credit lines for an amount equivalent to 10% of the total loans it grants for housing construction, to finance the construction of dwellings in small towns.

Banco Hipotecario Sociedad Anónima has a corporate capital of Ps. 1,500,000 thousand, fully subscribed and paid-in, represented by 150,000,000 ordinary book-entry Class A, B, C and D shares, with a face value of Ps. 10 each and one vote per share, except for the special multiple vote right for the Class D shares envisaged by the Bank's by-laws.

The General and Special Shareholders' Meeting held on July 21, 2006, decided to change the par value of each share, maintaining the same Capital Stock. For this purpose, said Shareholders' Meeting decided that the Capital Stock should be of Ps. 1,500,000 thousand, fully subscribed and paid-in, represented by one thousand and five hundred million (1,500,000,000) ordinary book-entry shares, with a face value of one peso (Ps. 1) each and one vote per share, except for the special multiple vote right for the Class D shares envisaged by the Bank's by-laws. Therefore, each share shall automatically be converted into ten (10) shares with a new face value; therefore, shareholder's face value will be maintained, but with a greater number of shares.

On February 2, 1999, Banco de la Nación Argentina, as trustee of the Assistance to the Federal Trust Fund for Regional Infrastructure Trust Fund, made the combined public offering of 42,000,000 ordinary Class D shares and 270,000 options, each of the latter representing the right to purchase 100 shares, and the investors are required to acquire a minimum quantity of Class D shares so as to be awardees of the options. This right expired on February 2, 2004.

With the authorization of the National Securities Commission of Argentina, the Bank placed 13,616,606 Class D shares and 61,289 options on the local capital market, and 28,383,394 ADSs (Shares Deposited in Custody), each representing one Class D share and 208,711 options, on the international capital market in compliance with Rule 144A of the Securities Act of 1933 of the United States of America.

As a result of the expiration of the time frame for exercising the options indicated above, on February 2, 2004 certain holders of those options acquired 17,909,500 class D shares.

The following table shows the capital status, detailing the classes of shares and their face value.

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated August 09, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE FINANCIAL STATEMENTS
For the period ended June 30, 2006
In comparative format with the Balance Sheet, Memorandum Account and Schedules as of December 31, 2005 and Statement of income, the statement of changes in shareholders' equity and Statement of Source and Application of Funds as of June 30, 2005

Class	Shares (1)	Face value (1)	Capital Stock
A	65,853,444	10	658,534,440
B	7,500,000	10	75,000,000
C	7,500,000	10	75,000,000
D	69,146,556	10	691,465,560
	150,000,000		1,500,000,000

(1) According to the decision issued by the abovementioned General and Special Shareholders' Meeting held on July 21, 2006, the face value of each share is of Ps. 1.

3. BASIS FOR SUBMITTAL OF FINANCIAL STATEMENTS

These financial statements have been prepared in line with accounting standards established by the Argentine Central Bank through CONAU 1 Circular, supplementary rules and amendments.

The financial statements of the predecessor entity, Banco Hipotecario Nacional, have been adjusted for inflation in conformity with the guidelines set in Communication "A" 551 of the Argentine Central Bank up to the financial year ended December 31, 1994, and prepared in accordance with the standards laid down by CONAU 1 Circular. As from January 1, 1995, and according to the authorization accorded by Resolution No. 388 of the Argentine Central Bank's Superintendency of Financial and Exchange Institutions, the Bank discontinued the adjustment for inflation of its financial statements until December 31, 2001. As from January 1, 2002, as a result of the application of Communication "A" 3702 which established the repeal of any legal and regulatory rule that did not allow companies to restate their accounting balances at period-end currency values, the Bank resumed the application of the adjustment for inflation. To this end, it followed the restatement method established by Technical Pronouncement No. 6 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE), using the domestic wholesale price index published by the National Statistics and Census Institute (INDEC). Furthermore, it has been considered that the accounting measurements derived from the changes in the purchasing power of the currency between December 31, 1994 and 2001 are stated in the currency value as of the latter date.

On March 25, 2003, the Executive Branch issued Decree 664 establishing that the financial statements for years ending as from that date are to be stated in nominal currency. Consequently, in accordance with Communication "A" 3921 of the BCRA, restatement of the financial statements was discontinued as from March 1, 2003.

The Professional Council in Economic Sciences of the Autonomous City of Buenos Aires approved Technical Pronouncements No. 16 "Conceptual Framework of professional accounting standards"; No. 17

NOTES TO THE FINANCIAL STATEMENTS

For the period ended June 30, 2006
In comparative format with the Balance Sheet, Memorandum Account and Schedules as of December 31, 2005 and Statement of income, the statement of changes in shareholders' equity and Statement of Source and Application of Funds as of June 30, 2005

"Professional accounting standards: development of general application issues"; No. 18 "Professional accounting standards: development of particular application issues" and No. 19 "Amendments to Technical Pronouncements Nos. 4, 5, 6, 8, 9, 11 and 14", No. 20 "Financial derivatives and hedge operations" and No. 21 "Proportional equity value – Consolidation of financial statements – Information to be disclosed in connection with related parties", through Resolutions C 238/01, C 243/01, C 261/01, C 262/01, C 187/02 and M 5/03, respectively. Those Technical Pronouncements and amendments became effective in fiscal years commencing as from July 1, 2002, except for the latter pronouncement, the effective date of which is April 1, 2003. On August 10, 2005, CPCECABA passed CD Resolution No. 93/2005, effective for fiscal years commencing as from January 1, 2006, which adopts Technical Resolutions 6 to 22 issued by FACPCE as the Argentine GAAP; said resolutions were amended with the purpose of unifying the Argentine GAAP and the interpretation of the accounting and auditing standards 1 to 4. The CNV has passed certain amendments to CD 93/2005 of the CPCECABA on December 29, 2005 and January 26, 2006; however, section 2 of Schedule I of RG 434/03 sets forth that financial institutions' financial statements be submitted in accordance with the BCRA accounting standards. As of the date of these financial statements for interim periods, BCRA had not adopted these technical pronouncements.

The principal disclosure and valuation criteria followed for preparing these financial statements is described below:

3.1. Foreign currency assets and liabilities

US dollar assets and liabilities have been valued at the rate of exchange between the peso and the US dollar published by the Argentine Central Bank. Assets and liabilities valued in foreign currencies other than the US dollar were converted into the latter currency using the swap rates communicated by the Argentine Central Bank's operations desk, in force at the close of operations on the last business day of the period ended June 30, 2006 and the fiscal year ended December 31, 2005.

3.2. Gold and other precious metals

Holdings of gold and silver were valued at the latest selling quotation on the London market, in US dollars, net of the direct selling expenses, converted into pesos at the rate of exchange between the peso and the US dollar published by the Argentine Central Bank, in force at the close of operations on the last business day of the period ended June 30, 2006 and the fiscal year ended December 31, 2005.

In accordance with Communication "A" 2290 of the Argentine Central Bank, as of December 31, 2005, holdings of silver were included under Cash and cash resources, taking into account that: i) their market value arises from daily quotations of relevant transactions and ii) they are minted or represent "good delivery bars" in accordance with the regulations of the Governing Entity.

3.3. Interest accruals and adjustments of principal amounts (CER and CVS)

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated August 09, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE FINANCIAL STATEMENTS
For the period ended June 30, 2006
In comparative format with the Balance Sheet, Memorandum Account and Schedules as of December 31, 2005 and Statement of income, the statement of changes in shareholders' equity and Statement of Source and Application of Funds as of June 30, 2005

Interest accruals were determined using the exponential method for all lending and certain borrowing transactions in local and foreign currency the total term of which was more than 92 days, and interest accruals for loans overdue more than ninety days were discontinued.

Adjustments of principal amounts from application of the CER and CVS were accrued as established by Argentine Central Bank regulations, and interest accruals on loans overdue more than ninety days were discontinued.

3.4. Government and corporate securities

Listed - In Argentina and abroad:

The securities classified as "Holdings of trading securities", "Investment in listed corporate securities" and "Securities issued by the BCRA" have been valued at period or year-end market quotation, as the case may be.

The BODEN 2012 Government securities in US$ classified as "Holdings in investment accounts" have been recognized at their technical value, in accordance with the whereas clauses of Communication "A"3785, supplementary rules and amendments. Such technical values increase on the basis of interest accrued under the issue terms and conditions at the end of each year or period, as suitable. The new foreign currency balance is converted into pesos at the reference exchange rate published by the Argentine Central Bank.

The National Government Securities originally issued in foreign currency subject to Argentine legislation have been converted into pesos at the exchange rate of $ 1.40 per US dollar, as provided for by Law 25561, Decree 214 and complementary rules and amendments.

Unlisted - In Argentina

The Bank has recorded Secured Bonds issued by the Fiduciary Fund for Provincial Development received within the framework of Decree 1579/02, Ministry of Economy Resolution 539/02 and complementary rules. These bonds have been stated at the lower of average book value (for those securities that will be used as collateral for the subscription of Coverage Bonds) or present or technical value (for the other securities), following the guidelines established by Communication "A" 3911, complementary rules and amendments.

The Discount Bonds exchanged in the sovereign debt restructuring process have been valued according to the criteria established by Communication "A" 4270, supplementary rules and amendments thereto, at the lower value arising from comparing the aggregate nominal cash flow until maturity, under the issuance conditions for the new securities, with the carrying value of the securities offered, which is equivalent to the present value of the Secured Bonds (BOGAR 2018).

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated August 09, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE FINANCIAL STATEMENTS
For the period ended June 30, 2006
In comparative format with the Balance Sheet, Memorandum Account and Schedules as of December 31, 2005 and Statement of income, the statement of changes in shareholders' equity and Statement of Source and Application of Funds as of June 30, 2005

3.5. Loans

The portfolio of performing loans and loans due ninety days or less has been valued in terms of the principal amounts actually lent, plus capitalized interest, net of principal amortization collected and debt balance refinancing, plus adjustments (from the application of the CER, and CVS where applicable) and accrued interest receivable and less the estimated reserve for loan losses.

Loans secured under Decree 1387/01 have been valued in accordance with the guidelines of BCRA Communication "A" 3911, complementary rules and amendments, as follows:

i) those that are part of the portfolio, at the lower of present value (cash flows according to contract conditions, discounted at the rates of interest established by the BCRA) or technical value (amount index-adjusted by applying the CER, where applicable, plus interest accrued according to contract conditions). This value is compared to the theoretical value (book value at February 28, 2003, net of the offsetting account, plus adjustment by the CER, where applicable). The differences resulting from this comparison are shown in an asset offsetting account,

ii) as of December 31, 2005, loans reserved to be used as collateral for the advances granted by the BCRA for the subscription of the Coverage Bonds established by Decree 905/02, at their average book value established by Communication "A" 3756.

Other loans to the public sector, not included in the preceding paragraph:

i) at the lowest of their present value o technical value (Communiqué "A" 3911, supplementary rules and amendments,

ii) those originally granted in foreign currency have been converted into pesos at the exchange rate of $1.40 per US dollar, as established by Law 25561, Decree 214 and complementary rules and amendments. Since February 3, 2002, the CER has been applied to the amount of those loans and maximum rates have been established, in accordance with Decree 1579/02, if those assets were subjected to the Exchange of Provincial Public Debt. (Note 43)

Loans to the non-financial private sector originally granted in foreign currency have been converted into pesos at the exchange rate of $1.00 per US dollar, as established by Law 25561, Decree 214 and complementary rules and amendments. Since February 3, 2002, the CER and CVS have been applied to the amount of those loans and maximum rates have been established, depending on the borrower.

3.6. Other receivables for financial transactions:

The individual mortgage loans the fiduciary ownership of which was transferred by the Bank and recorded in this caption have been valued and converted into pesos following the criterion described in points 3.3. and 3.5.

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated August 09, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE FINANCIAL STATEMENTS
For the period ended June 30, 2006
In comparative format with the Balance Sheet, Memorandum Account and Schedules as of December 31, 2005 and Statement of income, the statement of changes in shareholders' equity and Statement of Source and Application of Funds as of June 30, 2005

The amount recorded in the account captioned "Other not included in the debtor classification regulations - Compensation to be received from the National Government" includes the amount in pesos equivalent to the technical value of the bonds to be received, in accordance with sections 28 and 29 of Decree 905, until the Argentine Central Bank credits the remaining BODEN 2012 in US dollars requested in compliance with that regulation (see Note 5.1.).

The Bank has also carried out a total return swap transaction involving the forward purchase by the Bank of its own shares. The rights arising from this purchase have been valued at period-end market value of the underlying asset (see Note 20.1).

The rights arising from currency swap transactions carried out as a hedge for the restructured obligations issued in Euros have been valued at the quotation of that currency following the criterion described in point 3.1.

The financial trust participation certificates have been valued according to the equity method of accounting.

Financial trust debt securities have been stated at face value, index-adjusted by applying the CER to the appropriate instruments, plus interest accrued until the end of the period or fiscal year, less the negative amount of the Participation Certificates, as the case may be, reported by the Trustee.

Currency swap transactions carried out as a hedge for the Bank's exposure to foreign currency-denominated liabilities, without transfer of the principal, have been valued according to the net asset or liability position derived from variations in the underlying assets (Notes 20.4. and 20.5.).

Underlying assets of repo transactions with BODEN 2012 have been valued following the criteria mentioned in the second paragraph of point 3.4.

The interest rate swap transaction carried out for the purposes of hedging assets and liabilities with fixed and floating rates has been valued in accordance with the unsettled balances of agreed upon lending and borrowing interests rates (Note 20.7).

3.7. Investments in other companies:

This caption mainly includes the equity investments held by the Bank in BACS Banco de Crédito y Securitización Sociedad Anónima, BHN Sociedad de Inversión Sociedad Anónima and BHN Inmobiliaria Sociedad Anónima (Note 31). As of June 30, 2006 and December 31, 2005, those equity investments have been recorded at their equity value, plus intercompany profits, where applicable, which amount to Ps. 110,262 thousand and Ps. 115,425 thousand, respectively.

The above equity investments arise from the financial statements of BACS Banco de Crédito y Securitización Sociedad Anónima for the period ended June 30, 2006 and the fiscal year ended December

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated August 09, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

31, 2005; the financial statements of BHN Sociedad de Inversión Sociedad Anónima for the period ended March 31, 2006 and the fiscal year ended December 31, 2005; and the financial statements of BHN Inmobiliaria Sociedad Anónima for the fiscal year ended December 31, 2005.

On April 22, 2005 the General Shareholders' Meeting of BHN Inmobiliaria Sociedad Anónima decided to liquidate the company; such proceedings were completed on April 25, 2006.

The other equity investments have been recorded at the lower of cost or estimated recovery value, where applicable.

3.8 Miscellaneous receivables

BODEN 2012 deposited in escrow have been valued following the criteria specified in the second paragraph of item 3.4.

3.9. Bank premises and equipment and miscellaneous assets:

These assets are recorded at cost restated in constant monetary units until February 28, 2003, following the method mentioned in the second and third paragraphs of this Note, net of accumulated depreciation calculated following the straight-line method, based on the estimated useful life of the assets. The cost of assets added before December 31, 1994 is restated in constant currency as of that date, while subsequent transactions are valued in current purchasing power values of the period or year to which they correspond.

The Bank records in "Miscellaneous assets – Assets acquired through foreclosures" housing units added to the Bank's assets in repayment of mortgage loans. These housing units have been valued at the lower of market value or the value of the loan, net of allowances.

The net book values of the assets taken as a whole, except for the assets intended for sale, which do not exceed their estimated recovery value, do not exceed their net realizable value.

3.10. Housing, life and unemployment insurance premiums in lending and other transactions:

The Bank's policy is to recognize the premium income when the corresponding loan installment accrues, except for those loans that are more than ninety days in arrears, and allocate the expenditures for claims to the net income/(loss) for the period or year in which they occur.

The Bank has set up a technical reserve of Ps. 12,013 thousand, which is included in Shareholders' Equity – Profit reserves – Others and a reserve for pending insurance claims for Ps. 11,733 thousand and Ps. 10,843 thousand as of June 30, 2006 and December 31, 2005, respectively, which is shown in the Provisions caption under Liabilities (Note 23).

NOTES TO THE FINANCIAL STATEMENTS

For the period ended June 30, 2006
***In comparative format with the Balance Sheet, Memorandum Account and Schedules as of December 31, 2005* and Statement of income, the statement of changes in shareholders' equity and Statement of Source and Application of Funds as of June 30, 2005**

3.11. Intangible assets

These assets represent organization and system development expenses. Intangible assets have been restated in constant monetary units at February 28, 2003, following the method mentioned in the first paragraph of this Note, and are being amortized monthly according to the straight-line method, based on their estimated useful life.

3.12. Deposits

Deposits have been valued at their placement value, plus adjustments from application of the CER and accrued interest, where applicable. The fixed return on each transaction is accrued on an exponential basis, while the variable return on time deposits adjusted by applying the CER and included in "Investment Accounts" is accrued at the pro rata rate of return agreed upon based on the improvement in the price of the financial asset or financial asset indicator, between the time the transaction is arranged and the end of the month.

Deposits originally made in foreign currency have been converted into pesos at the exchange rate of $ 1.40 per US dollar, as established by Law 25561, Decree 214 and complementary rules and amendments. Since February 3, 2002, the CER has been applied to those deposits.

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated August 09, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE FINANCIAL STATEMENTS

For the period ended June 30, 2006
In comparative format with the Balance Sheet, Memorandum Account and Schedules as of December 31, 2005 and Statement of income, the statement of changes in shareholders' equity and Statement of Source and Application of Funds as of June 30, 2005

3.13. Other liabilities for financial transactions

US dollar-denominated obligations under currency swap transactions carried out as a hedge for restructured obligations issued in Euros have been valued according to the criterion described in point 3.1.

Obligations arising under swap transactions as a hedge for the liability position in pesos adjustable by applying the CER have been valued according to the criterion described in point 3.6.

The interest rate swap transaction carried out for the purposes of hedging assets and liabilities with fixed and floating rates has been valued in accordance with the unsettled balances of agreed upon lending and borrowing interests rates (Note 20.7).

3.14. Valuation of options

Premiums on call options written and bought have been accrued on a linear basis during the life of the contract.

The balances of the accounts reflecting the contingent liabilities assumed as a result of the call options written are adjusted at closing date market price of the securities traded and recorded under memorandum accounts.

3.15. Provisions

The Bank estimates contingencies and records them in Provisions, under Liabilities. These provisions cover various items, such as insurance risk, provisions for lawsuits, other contingencies, etc. (Note 23).

3.16. Dismissal indemnities

The Bank does not set up any provisions to cover the risk of dismissal indemnities involving the staff. The disbursements in respect thereof are charged to the results for the year in which they occur.

3.17. Income Tax

Pursuant to Article 28 of Law 24855, Banco Hipotecario Sociedad Anónima is subject to income tax, except for all the housing loan transactions carried out prior to October 23, 1997, date of registration of its by-laws with the Superintendency of Corporations.

The Bank charges to income and sets up a provision for the income tax determined based on the transactions subject to this tax in the fiscal year in which those transactions are carried out.

3.18. Minimum notional income tax

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated August 09, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE FINANCIAL STATEMENTS

For the period ended June 30, 2006
In comparative format with the Balance Sheet, Memorandum Account and Schedules as of December 31, 2005 and Statement of income, the statement of changes in shareholders' equity and Statement of Source and Application of Funds as of June 30, 2005

In view of the option granted by the BCRA by means of Communication "A" 4295, as of June 30, 2006 the Bank capitalized the tax amount paid in fiscal years 1999 through 2005 as a minimum notional income tax credit, based on prepared projections and recovery possibilities.

3.19. Shareholders' Equity

a. Capital stock, reserves and capital adjustment:

The Shareholders' Equity account activity and balances prior to December 31, 1994 have been restated in the currency values prevailing at that date, following the method mentioned in this Note. The transactions carried out subsequent to that date have been recorded in currency values of the period to which they correspond. The balances of the Shareholders' Equity accounts as of June 30, 2006 have been restated up to February 28, 2003 as explained in the third paragraph. The adjustment derived from the restatement of the balance of "Capital Stock" was allocated to "Equity Adjustments".

b. Results:

Income and expenses have been recognized against the results for the period or year, regardless of whether they have been collected or paid.

c. Prior year adjustment (see Note 40).

The preparation of the financial statements requires that the Bank's Board of Directors perform estimates affecting assets and liabilities, the net income/(loss) for the fiscal year and the determination of contingent assets and liabilities at the date thereof. Since these estimates involve value judgments regarding the probability of occurrence of future events, the actual net income/(loss) may differ from the estimated amount and thus generate losses or profits affecting subsequent years. All legal and regulatory rules in force at the date of presentation of these financial statements have been considered.

The financial statement figures for the previous year or period, presented for comparative purposes, include certain reclassifications and adjustments that contemplate specific disclosure criteria so as to present them on a consistent basis with those of the current period.

4. DIFFERENCES BETWEEN ARGENTINE CENTRAL BANK REGULATIONS AND PROFESSIONAL ACCOUNTING STANDARDS

Below is a detail of the main differences between the Argentine Central Bank regulations and professional accounting standards, considering the statement made in the first part of Note 3:

4.1. Valuation criteria

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated August 09, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE FINANCIAL STATEMENTS

For the period ended June 30, 2006
In comparative format with the Balance Sheet, Memorandum Account and Schedules as of December 31, 2005 and Statement of income, the statement of changes in shareholders' equity and Statement of Source and Application of Funds as of June 30, 2005

a) Compensation to be received, per Sections 28 and 29 of National Executive Branch Decree 905/02, and investment account securities

As of June 30, 2006 and December 31, 2005, the Bank carries the government securities received and to be received in the "Government Securities – holdings in investment accounts" and "Other Receivables for financial transactions - Other not included in the debtor classification regulations" captions, respectively, arising from the compensation established by Sections 28 and 29 of National Executive Branch Decree 905/02.

Under professional accounting standards, those assets should be valued at their quotation values net of estimated selling expenses, charging the quotation differences to the results for each period or fiscal year, except there is a possibility and intention to carry them until maturity.

b) Allowances for receivables from the non-financial public sector

Current regulations on the setting up of allowances issued by the Argentine Central Bank provide that receivables from the Public Sector are not subject to allowances for doubtful accounts. Under professional accounting standards, those allowances must be estimated on the basis of the uncollectibility risk attaching to those assets.

c) Accounting for income tax according to the deferred tax method

The Bank determines income tax at the statutory rate applicable to the estimated taxable income, without considering the effect of any timing differences between the accounting and taxable results. Under professional accounting standards, income tax must be recognized according to the deferred tax method (see Note 35).

d) Secured loans, government and other similar securities

In view of Decree No. 1387/01 dated November 6, 2001, in the fiscal year ended December 31, 2001, the Bank exchanged with the National State national government securities (classified and valued as "Investment accounts", according to the criteria established by the BCRA) for national secured loans which, as of June 30, 2006 and December 31, 2005 were recorded under "Loans to the Non-financial Public Sector". Furthermore, as established by Decree 1579/02 the Bank and the Fiduciary Fund for the Provincial Development exchanged loans to the provincial governments for Provincial Secured Loans (BOGAR) which as of June 30, 2006 and December 31, 2005 have been disclosed under Government and Corporate Securities.

At those dates, the Bank valued the two assets at the lower of present or technical value, as established by BCRA Communication "A" 3911 and complementary rules, as amended, except for those used as collateral for advances granted by the Governing Entity for the subscription of the bonds foreseen in Decree 905/02. Under the provisions of CD Resolution No. 290/01 of the

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated August 09, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE FINANCIAL STATEMENTS
For the period ended June 30, 2006
In comparative format with the Balance Sheet, Memorandum Account and Schedules as of December 31, 2005 and Statement of income, the statement of changes in shareholders' equity and Statement of Source and Application of Funds as of June 30, 2005

CPCECABA, as of June 30, 2006 and December 31, 2005 those assets should have been valued on the basis of the respective quotation values of the securities exchanged as of November 6, 2001, which are considered to be the transaction cost as from that date, where applicable, plus interest accrued at the internal rate of return until the end of each period.

Discount Bonds have been valued pursuant to the provisions of Communiqué "A" 4270, supplementary rules and amendments thereof, as established in Note 3.4. Under professional accounting standards, those bonds should be valued at their quotation value less estimated selling expenses.

The Bank has recorded as a prior year adjustment, in the fiscal year ended December 31, 2005, the positive difference arising from recognizing the loans to the Public Sector at their repayment value for the acquisition of Coverage Bonds (per National Executive Branch Decree 905/02) following the guidelines of Communication "A" 4095 (see Note 40). Under professional accounting standards, this item should be charged to the result for that year, because it was accrued that year.

e) Valuation at equity value

For purposes of calculating the equity value, Technical Pronouncement No. 21 establishes that the closing date of the fiscal year of investors is to coincide with that of the issuing companies, a criterion that differs from Argentine Central Bank regulations. Under professional accounting standards, the same valuation criterion is also to be applied to all subsidiaries. (Note 3.7.)

f) Derivatives

Currency swap transactions carried out as a hedge for the Bank's exposure to foreign currency-denominated liabilities, without transfer of the principal, have been valued according to the net asset or liability position derived from variations in the underlying assets (Notes 20.4. and 20.5.). This criterion differs from professional accounting standards.

Currency swap transactions carried out as a hedge for the Bank's exposure to obligations issued in Euros have been valued according to the criterion described in Note 3.1. This criterion differs from professional accounting standards.

g) Monetary assets and liabilities

Under Argentine GAAP, certain loans and monetary liabilities transactions must be accounted for based on the best possible valuation of receivable and payable amounts discounted at a market rate that reflects market valuations on the time value of money and the specific risks of such assets and liabilities. Said transactions are valued under BCRA standards based on the rates

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated August 09, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

contractually agreed upon and, as the case may be, the risk is measured pursuant to the classification and provisioning criteria specifically set forth.

4.2. Disclosure issues

a) Statement of source and application of funds, earning per share and business segment

The criterion established by Technical Pronouncement No. 19 for disclosing these items differs from that established by the Argentine Central Bank in its Circular CONAU 1.

5. COMPENSATION GRANTED BY THE NATIONAL GOVERNMENT TO FINANCIAL INSTITUTIONS

5.1. ASYMMETRIC PESIFICATION

Through Decree 905, the Government established the issuance of "National Government Compensating Bonds" to compensate financial institutions for the negative effects on their assets of the conversion into pesos at different exchange rates of receivables and obligations denominated in foreign currency, as provided for by Law 25561, Decree 214 and its amendments and complementary rules, and to cover the negative difference between assets and liabilities denominated in foreign currency arising from their conversion into pesos, as established by the above-mentioned rules, the BCRA being empowered to determine its regulation.

After a series of submissions presented in reply to observations made by the Superintendency of Financial and Exchange Institutions and recommendations of the Argentine Ministry of Economy, on April 6, 2005 the Board of Directors of the Bank decided to agree to the BCRA resolution, which reduced the value of the compensation by approximately Ps. 47,201 thousand as of March 31, 2005. For such purpose, the financial statements as of March 31, 2005 include that sum as an increased liability with the BCRA, with a counterpart in provisions for Ps. 30,000 thousand and in Prior year adjustment for Ps. 17,201 thousand, in view of the corrections of the estimates previously made (Note 40).

With the adjustment ordered by the BCRA, the Bank made a submission in compliance with the reporting requirements established by Sections 28 and 29 of Decree 905 - Compensation to financial institutions consisted of the following:

- National Government Compensating Bond in US dollars, due 2012 (Section 29, subsection b, c and d): compensating bond - difference between assets and liabilities converted into pesos at $ 1.00, for the exchange rate difference of $ 0.40, converted into pesos at the $ 1.40 =US$ 1 rate: US$ 360,810.9 thousand.

- National Government Coverage Bond in US dollars, due 2012 (Section 29, subsection e). Coverage Bond - difference between assets and liabilities in US dollars, net of the compensating bond: US$ 832,827.0 thousand.

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated August 09, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE FINANCIAL STATEMENTS

For the period ended June 30, 2006
In comparative format with the Balance Sheet, Memorandum Account and Schedules as of December 31, 2005 and Statement of income, the statement of changes in shareholders' equity and Statement of Source and Application of Funds as of June 30, 2005

In September 2002 and October 2005 the Argentine Central Bank credited US$ 344,050 thousand and US$ 16,761 thousand in BODEN 2012, respectively as compensation.

On August 1, 2005 a note was submitted to BCRA stating the compliance of the number of BODEN verified by Financial and Exchange Institutions Superintendency expressing that, subject to clearance and delivery thereof, is completely and finally compensated in view of the provisions of articles 28 and 29 of Decree 905 / 02 and, therefore, the right to claim in view of the same provisions was waived.

Finally, in September 2005 the subscription process for hedge BODEN 2012 began and was carried out in the following stages:

- September 30, 2005: direct exchange of US$ 55,174 thousand in BODEN 2012 through the delivery of Secured Loans for a face value of US$ 59,584 thousand, being its book value U$S 3,911 thousand pursuant to the provisions of Communication "A" 3911.
- September 30, 2005: direct subscription of US$ 175,778 thousand in cash with funds obtained from the sale of Secured Loans at market price for US$ 192,001 thousand, being its book value PS. 393,555 thousand pursuant to the provisions of Communication "A" 3911.
- October 06, 2005: direct subscription of US$ 77,283 in cash with funds obtained from the collection of amortization and interest services on BODEN 2012 held in the Bank's portfolio and from the Bank's own funds.
- October 21, 2005: direct subscription of US$ 25,453 thousand in cash with funds obtained from the issuance of Series V Savings Mortgage Bonds.
- November 11, 2005: direct subscription of US$ 50,046 thousand in cash with funds obtained from the collection of amortization and interest services on BODEN 2012 held in the Bank's portfolio and from the sale of Secured Loans at market price for US$ 48,663 thousand, being its book value PS. 91,512 thousand pursuant to the provisions of Communication "A" 3911.
- November 16, 2005: direct subscription of US$ 171.223 in cash with funds obtained from the collection of amortization and interest services on BODEN 2012 held in the Bank's portfolio and from the Bank's own funds.
- November 25, 2005: direct subscription of US$ 47,480 in cash with funds obtained from the collection of amortization and interest services on BODEN 2012 held in the Bank's portfolio and from the Bank's own funds.

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated August 09, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE FINANCIAL STATEMENTS
For the period ended June 30, 2006
In comparative format with the Balance Sheet, Memorandum Account and Schedules as of December 31, 2005 and Statement of income, the statement of changes in shareholders' equity and Statement of Source and Application of Funds as of June 30, 2005

- December 13, 2005: direct subscription of US$ 49,875 in cash with the Bank's own funds.
- January 24, 2006: direct exchange of US$ 4,943 thousand in BODEN 2012 through the delivery of Secured Loans for a face value of US$ 5,241 thousand, being its book value U$S 7,540 thousand pursuant to the provisions of Communication "A" 3911.
- January 27, 2006: direct subscription of US$ 116,276 in cash with the Bank's own funds.

At the closing date of these financial statements for interim periods, the Bank is under the collateral provision process in order to obtain assistance loans from the Argentine Central Bank for the subscription of the remaining hedge BODEN.

For purposes of these financial statements for interim periods: i) BODEN 2012 bonds credited by the Argentine Central Bank have been recorded in Government and Corporate Securities - Holdings in investment accounts – Securities to be received under spot and forward purchases (repo transactions) – Guarantee Deposits - bonds delivered as collateral for Negotiable Obligations and secured facilities to banks in Miscellaneous Receivables, ii) the amount in respect of the right to collect the compensating and Coverage Bonds has been recorded in Other Receivables for financial Transactions - Compensation to be received from the National Government - In foreign currency and iii) the amount of the obligation to be assumed as a counterpart for the Coverage Bond, in Other liabilities for financial transactions - Argentine Central Bank - Others.

5.2. ASYMMETRIC INDEXATION

Law 25796, regulated by Decree 117/04, established a mechanism for compensating financial institutions and financial trust funds for the effects generated by the application of the Salary Variation Index (CVS) to some of their assets, and the Reference Stabilization Index (CER), to some of their liabilities.

BCRA Communication "A" 4114 established that financial institutions were to confirm their adherence to the compensation regime implemented by April 30, 2004 which included uncertain aspects regarding the compensation calculation method, particularly the method for calculating the weighted average life (point 1.a.d.) and the scope of the hypothesis envisaged by Article 4, paragraph 1 of Annex II to Decree 117/04.

In view of the uncertainty generated by the regulations issued, on April 22, 2004 the various associations grouping financial institutions sent letters to the Ministry of Economy and the BCRA requesting them to clarify the procedure to be used by the Government to calculate that compensation, indicating the need to have the calculation method available and to know how the date of termination of the compensation is to be determined, as established by article 4 of Annex II to Decree 114/04. These elements are necessary to evaluate whether it is advisable for the Bank to adhere to this regime or not.

On May 3, 2004, Ministry of Economy and Production Resolution No. 302/04 was published in the Official Gazette, approving the method to be used by the Finance Secretariat for calculating the amount of "peso-

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated August 09, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE FINANCIAL STATEMENTS
For the period ended June 30, 2006
In comparative format with the Balance Sheet, Memorandum Account and Schedules as of December 31, 2005 and Statement of income, the statement of changes in shareholders' equity and Statement of Source and Application of Funds as of June 30, 2005

denominated National Government Bonds accruing interest at variable rates and due 2013" to be delivered to financial institutions adhering to the Compensation regime created by Law 25796.

On May 18, 2004, the Bank submitted letter No. 194 informing the Central Bank that it will not adhere to this regime, and stating its wish to be compensated for the negative effects on its equity derived from application of the CVS to certain assets converted into pesos and from the unequal application of the CER to certain liabilities, and expressly reserving its right to seek relief.

At the closing date of these financial statements, the Bank carries under memorandum accounts the asset contingency for Ps. 81,645 thousand for the rights specified above.

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated August 09, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE FINANCIAL STATEMENTS

For the period ended June 30, 2006
In comparative format with the Balance Sheet, Memorandum Account and Schedules as of December 31, 2005 and Statement of income, the statement of changes in shareholders' equity and Statement of Source and Application of Funds as of June 30, 2005

6. EXPOSURE TO THE PUBLIC SECTOR

The Bank carries in its financial statements assets with the Non-financial Public Sector amounting to Ps. 3,875,776 thousand according to the following breakdown:

a) Government securities for Ps. 2,406,432 thousand (BODEN 2012 Ps. 2,010,302 thousand, BODEN 2007 Ps. 50,947 thousand, BODEN 2008 Ps. 33,785 thousand, BODEN 2014 Ps. 9,600, BOCON PRE 8 Ps. 71,585 thousand, BOGAR Ps. 174,961 thousand, BOCON PRE V Ps. 287 thousand, BOCON PRO VII Ps. 305 thousand, BOCON PRO XII Ps. 21,159 thousand, PAR BONDS 2038 Ps. 180 thousand, DISCOUNT BONDS 2033 Ps. 33,290 thousand, GDP-Linked Negotiable Securities Ps. 31 thousand).
b) Loans secured by the National Government for Ps. 127,324 thousand, which originated from the exchange of government securities established by Decree 1387/01, accepted in repayment of non-performing mortgage loans acquired on the market. These loans have been recognized under the Loans caption.
c) Loans to the provincial and municipal non-financial public sectors for Ps. 123,617 thousand.
d) Rights to receive BODEN 2012 (hedge and compensating bonds) for Ps. 200,819 thousand, pursuant to Sections 28 and 29 of Decree 905/02.
e) Other receivables from financial transactions for Ps. 890,321 thousand, of which Ps. 778,629 thousand in BODEN 2012 correspond to Repo transactions and Ps. 111,692 to swap transactions, involving the following securities: BODEN 2012 Ps. 10,194 thousand, BODEN 2014 Ps. 6,722 thousand, BOGAR Ps. 69,157 thousand, BODEN 2008 Ps. 10,965 thousand and BOCON PRO XII Ps. 14,654 thousand.
f) Miscellaneous receivables for Ps. 127,263 thousand in BODEN 2012 deposited as collateral for the currency swap transactions.

Furthermore, liabilities with the BCRA recorded as of June 30, 2006 amount to Ps. 163,619, being the receivables related with advances to subscribe BODEN 2012 pursuant to Sections 28 and 29 of Decree 905/02.

The net exposure to the Public Sector, without considering liquid assets in accounts opened at the BCRA, amounts to Ps. 3,712,157 thousand as of June, 30 2005 and Ps. 3,370,035 thousand as of June 30, 2006 and December 31, 2005, respectively.

On June 27, 2005 and July 18, 2006, BACS Banco de Crédito y Securitización SA and the Bank submitted (jointly on the latter date) notes to the BCRA, requesting a review on the calculated amount of the compensation bonds, as described in Note 5 to the consolidated financial statements.

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated August 09, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE FINANCIAL STATEMENTS

For the period ended June 30, 2006
In comparative format with the Balance Sheet, Memorandum Account and Schedules as of December 31, 2005 and Statement of income, the statement of changes in shareholders' equity and Statement of Source and Application of Funds as of June 30, 2005

It is the Bank's intention to deliver as collateral for the allocation of the advance to the financing of the subscription of the Coverage Bonds, as indicated by Section 29 of Decree 905/02.

Through letters dated August 26 and December 28, 2004, Banco Hipotecario informed the BCRA that it had reserved secured bonds for a face value of 126,675,947 and freely available secured loans for a face value of 109,391,930, to be used as collateral for the advance from the BCRA for the subscription of the Coverage Bonds to which the Bank is entitled (pursuant to Section 29, subsect. f) and g) of Decree 905/02). In order to sort the collateral to be offered to the Argentine Central Bank for the request of assistance loans and pursuant to the direct subscription (Note 5.1) and matching repayment processes, on October 21, 2005 the Bank submitted a new note containing a breakdown of secured bonds and freely available secured loans holdings for a face value of 123,151,984 and 127,900,865, respectively.

Pursuant to the amounts subscribed in hedge BODEN US$ 2012- (Note 5.1), on March 01, 2006, the Bank informed the BCRA that it shall keep the Secured Bonds mentioned in the above paragraph to be delivered as guarantee for future financial assistance for the remaining amount of the unsubscribed Hedge Bonds. In addition, on July 12, 2006, a report was sent to the BCRA, indicating that the Bank had reserved BOGAR with a face value of 83,011,882 and an accounting balance of 142,723,955.12 as collateral for the assistance loans necessary to subscribe the amount of the remaining coverage bonds.

In addition, Decree 905/02 envisages in its Section 17 that in the event of default by the National State on the payment of principal or interest on the bonds envisaged in Chapter II (BODEN) or the securities indicated in section 15, subsect. b) and c) (secured loans and BOGAR), for more than 30 days following the respective due dates, each financial institution will be entitled to repay in advance either fully or partially the advances received for the subscription of bonds, using for that purpose all or the equivalent portion of the assets provided as collateral, taken at the value in which they were recorded at the time the advances were granted, plus interest accrued until the repayment date, less the amount actually repaid.

Through Communication "A" 3911, complementary rules and amendments, the BCRA resolved that the assets delivered as collateral for the advances granted for the subscription of the bonds envisaged by Decree 905/02, ratified by Section 71 of Law 25827, may be excluded from the accounting valuation at present, technical or theoretical values (see Notes 3.4. and 3.5.) at the discretion of the institutions, for a total or partial amount of the advances, pursuant to the provisions of Section 17 of that Decree, in which case they are to be recorded at the value admitted for purposes of the providing of collateral.

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated August 09, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE FINANCIAL STATEMENTS
For the period ended June 30, 2006
In comparative format with the Balance Sheet, Memorandum Account and Schedules as of December 31, 2005 and Statement of income, the statement of changes in shareholders' equity and Statement of Source and Application of Funds as of June 30, 2005

January 01, 2006 was the effective date of the provisions of item 12 of Communiqué "A" 3911 (Communiqué "A" 4455) indicating financial assistance to the Public Sector, covering all concepts (average), may not exceed 40% of total Assets as of the last day of the previous month. The Bank's exposure to the public sector stems from compensations allocated by the National of assets and liabilities in currency (Note 5). Therefore, and taking into account that assets to the Public Sector exceed said limit, on January 19, 2006, the Bank informed the BCRA that it would gradually reduce the ratio of assets subject to exposure to the Public Sector to the extent of the amortization and settlement carried out by the Government on bonds received for asymmetric compensation, in the currency of issuance; and there have been no objections to date.

Communiqué "A" 4546 dated July 9, 2006, provided that, as from July 1, 2007, financial assistance to the Public Sector, covering all concepts (average), may not exceed 35% of total Assets as of the last day of the previous month.

Furthermore, the same criterion will be used by the Bank in the event of being forced to receive financial instruments issued by the Trustee of the Mortgage Loan Refinancing Trust as compensation for Private Sector debts - Law 25798.

7. MORTGAGE LOAN REFINANCING SYSTEM - LAW 25798.

Law 25798, regulated by Decree No. 1284/03, established the creation of a system for refinancing of mortgage loans and a restructuring unit for the purpose of analyzing loans arranged prior to the application of the convertibility law (Law 23928).

On June 22, 2004 the Bank stated its adherence to the Mortgage Loan Refinancing System and certified 13,225 eligible loans included in the System totaling Ps. 218,335 thousand, Ps. 193,619 thousand corresponding to the amount to be refinanced as of February 2004 under the terms of Chapter I of Law 25798. At the same time, First Trust of New York National Association, the trustee under the BHN Master Mortgage Trust, stated its adherence to the System certifying 228 eligible loans included for a total amount of Ps. 6.297 thousand, Ps. 6,239 corresponding to the amount to be refinanced as of February 2004, under the terms of Law 25798. These loans have been securitized and the beneficiary of the total proceeds therefrom is Banco Hipotecario SA.

After the system established by that Law has been formalized, the Bank will be entitled to collect bonds issued by the trustee for: i) 60% of the unpaid securities amounts falling due on November 1, 2006 and ii) 40% of the remaining securities falling due on November 1, 2014.

The Bank has not given accounting recognition in these financial statements to the vested rights arising from the implementation of this System.

8. CLASSIFICATION OF LOANS AND RESERVE FOR LOAN LOSSES

Reserve for loan losses established as of June 30, 2006 and December 31, 2005, cover the minimum reserves required by the Argentine Central Bank, and were calculated considering the accounting policies adopted for

NOTES TO THE FINANCIAL STATEMENTS
For the period ended June 30, 2006
In comparative format with the Balance Sheet, Memorandum Account and Schedules as of December 31, 2005 and Statement of income, the statement of changes in shareholders' equity and Statement of Source and Application of Funds as of June 30, 2005

certain refinanced consumer loans, certain contributions to the special relief fund (Note 9), including the special contribution to that fund made by the Bank as of March 31, 2000 and certain estimates related to the impact on the possibility of recovering the mortgage loan portfolio.

Interest capitalized prior to the loans being in arrears is covered by a reserve for loan losses following the minimum reserve requirements, considering such interest as principal.

Pursuant to the guidelines of Law 24441 on Housing and Construction Financing, the criterion followed by the Bank to set up reserves for construction projects, where the fiduciary ownership is transferred, included in the commercial portfolio, consists in classifying debtors on the basis of the evaluation of the future cash flow of individual projects financed by the Bank, taking each project as a cash flow that is independent from the rest of the debtor's assets.

The Bank has adopted a new policy regarding the procedure followed for classifying non-performing and restructured individual loans:

a. Maintaining the classification in respect of all those loans subject to: i) the provisions of article 13 of Law 24143 and/or: ii) restructuring, either through a repayment agreement, the compounding of interest on the amount in default or assistance, for up to six months following normalization of those loans,

b. After this period has expired, the Bank will proceed after the seventh month, as the case may be, as follows:

    b.1. If the loan is no more than 30 days in arrears, it shall be classified under the "performing" category.

    b.2. If the loan is more than 30 days in arrears, its classification will arise from the aggregate of the current number of days in arrears and those recorded before the refinancing, as long as the arrears are equal to or less than 30 days, in which case the above paragraph is applicable.

c. All those individual loans, which are more than 24 months in arrears, must be fully covered by a reserve. Loans and reserves are to be reversed from the Bank's assets three months after the date on which those loans were fully covered by such reserve.

d. Loans that having been reversed from assets, following the guidelines in point c. above, are restructured and normalized shall be included again in the Bank's assets as long as they do not show arrears of more than 30 days for a term of six consecutive months.

As a result of the statements made in points c. and d. above and the application of Argentine Central Bank Communication "A" 2357 and supplementary rules, as amended, as of June 30, 2006 and December 31, 2005 the Bank has recorded in memorandum accounts of Ps. 1,076,256 thousand and Ps. 1,108,354 thousand, respectively.

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated August 09, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

The individual mortgage loans granted and managed by the Retail Bank Network, in which said banks assume 100% of cash flow guarantees, have been classified pursuant to the categories corresponding to financial institutions involved pursuant to BCRA standards.

As of December 31, 2005 the Risk and Credit Committee decided to reverse from assets Ps. 49,333 thousand corresponding to individual mortgage loans classified as uncollectible (scenario 5) which have been reformulated or restructured at least once between June 30, 2000 and June 30, 2005.

As of June 30, 2006, the Risk and Credit Committee decided to maintain a maximum 100% coverage of the loan loss reserve, relative to the total amount of those loans classified as non-performing. Reserves and funds created in connection with the special reserve envisaged by section 13 of law # 24143 and the Special fund created by a resolution of the Board dated December 12, 2001, shall not be included in the total amount used for calculating such coverage.

Based on the foregoing, the Bank's Board of Directors believes that the reserves for loan losses set up are sufficient to cover the minimum reserves required by the Argentine Central Bank rules and professional accounting standards on the total amount of the portfolio.

9. SPECIAL RELIEF FUND

Article 13 of Law 24143 established that Banco Hipotecario Nacional should set up a special fund for subsidizing the repayment services of borrowers undergoing a serious economic emergency situation, whose situation could not be resolved through the renegotiation of the loan. This fund, whose regulations were issued by the Bank, is being formed as from that moment, with 2% of the interest collected on housing loans.

In view of the problems of the individual loan portfolio predating 1991 arising from the social emergency of borrowers, on May 16, 2000 the Board of Directors resolved to allocate Ps. 35.392 thousand as an extraordinary contribution to the Fund the Bank is required to create under Sections 13 of Law 24143 and 17, subsect. c) of Law 24855, to partially or fully subsidize the debts due from borrowers facing a difficult economic and social situation. The Bank has recognized this contribution as an increased reserve for loan losses under the Loans caption, with a counterpart in Loan Loss Provision.

The amounts of Ps. 4,574 and Ps. 7,265 thousand paid as of June 30, 2006 and December 31, 2005, respectively, include the extraordinary contribution made as of March 31, 2000, net of allocations. Law 24855 requires the Bank to continue to contribute to this special fund for 10 years as from July 22, 1997 under the terms of Law 24143.

10. RESTRICTED ASSETS

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated August 09, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE FINANCIAL STATEMENTS
For the period ended June 30, 2006
In comparative format with the Balance Sheet, Memorandum Account and Schedules as of December 31, 2005 and Statement of income, the statement of changes in shareholders' equity and Statement of Source and Application of Funds as of June 30, 2005

As of June 30, 2006, the Bank has deposited BODEN 2012 for Ps. 127,263 thousand as collateral for the currency swap transactions (Note 20). These escrow deposits have been recorded in "Miscellaneous Receivables" (Note 14).

As of June 30, 2006 and 2004 the "Miscellaneous Receivables" caption includes shares securing call options written for Ps. 11,256 thousand (Note 14).

11. INSURANCE ON REAL ESTATE SECURING THE MORTGAGE PORTFOLIO AND LIFE AND UNEMPLOYMENT INSURANCE FOR BENEFICIARIES

The Bank grants insurance coverage to the following:

- **Houses mortgaged to secure its loan portfolio, for the appraised amount of the insured houses:** Against material damages caused by fire, explosion, lightning, earthquake, certain events involving riots, terrorist acts and other circumstances, according to the general conditions laid down by the Bank.

- **Life insurance for paying off the debts of the Bank's borrowers:** covering the risk of death of the economically liable party, whether a borrower or not, for paying off the principal debt owed at the date of death, according to the conditions laid down by the Bank. Individuals under the age of 56 are insurable up to the age of 80.

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated August 09, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE FINANCIAL STATEMENTS

For the period ended June 30, 2006
In comparative format with the Balance Sheet, Memorandum Account and Schedules as of December 31, 2005 and Statement of income, the statement of changes in shareholders' equity and Statement of Source and Application of Funds as of June 30, 2005

- **Unemployment insurance for economically liable parties, who are borrowers:** this covers unemployment risks when the conditions provided for by National Employment Law 24013 are met, with a maximum coverage of up to six monthly installments, with the option to renew it for another six months by paying an additional premium, once the insured has signed an employment contract for a term exceeding twelve months.

- **Comprehensive household insurance:** this covers the risk of fire and theft of general contents and electronic appliances for domestic use, windows, civil liability assessed for fire or explosion, removal of rubble, harm occasioned to buildings as a result of theft, lodging expenses and domicile assistance services.

The accounting policies followed by the Bank to record insurance transactions are described in Note 3.10. The Bank covers the risks involved in the insurance activity with its own net worth. (See Note 23).

In addition, the Bank sells insurance to cover personal accidents and health care, the coverage, risk and losses of which are undertaken by other Insurers.

The amounts of insurance premiums in respect of the items mentioned above, claims paid and charges connected with the insurance activity, allocated to results for the periods ended June 30, 2006 and 2005, were as follows:

	06/30/06	06/30/05
	Thousands of Pesos	Thousands of Pesos
Fire insurance premiums	6,095	6,238
Life insurance premiums	20,086	14,273
Unemployment insurance premiums	664	783
Additional insurance premiums	1,430	1,136
Total Premiums (Note 25)	28,275	22,430

	06/30/06	06/30/05
	Thousands of Pesos	Thousands of Pesos
Claims involving fire	200	163
Claims involving death	3,860	3,216
Claims involving unemployment	108	91
Additional insurance claims	169	168
Total claims (Note 26)	4,337	3,638

The insurance premiums shown above are disclosed under the "Income from services" caption, while the claims are disclosed under the "Expenses for services" caption. The charge corresponding to reserves connected with the insurance activity is shown in the "Miscellaneous losses" caption in the Income Statement.

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated August 09, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE FINANCIAL STATEMENTS
For the period ended June 30, 2006
In comparative format with the Balance Sheet, Memorandum Account and Schedules as of December 31, 2005 and Statement of income, the statement of changes in shareholders' equity and Statement of Source and Application of Funds as of June 30, 2005

12. OTHER RECEIVABLES FOR FINANCIAL TRANSACTIONS

The breakdown of "Other receivables included in the debtor classification regulations" line, under the "Other receivables for financial transactions" caption is as follows:

	06/30/06	12/31/05
	Thousands of Pesos	Thousands of Pesos
Mortgage loans delivered in trust (Note 13)	100,231	112,127
Financial hedge contract	78,921	83,187
Others	9,993	8,679
Total	189,145	203,993

The breakdown of the "Other receivables not included in the debtor classification regulations" line, under the "Other receivables for financial transactions" caption, is as follows:

	06/30/06	12/31/05
	Thousands of Pesos	Thousands of Pesos
Compensation to be received from the National Government (in US dollars)	200,819	588,761
Trust participation certificates (Note 13)	125,593	107,665
Negotiable obligations held in the Bank's portfolio (*)	244,979	227,240
Mortgage-backed Class B subordinated securities (Note 13)	110,700	100,829
Others	5,256	2,088
Total	687,347	1,026,583

(*) The Bank carries long-term Negotiable Obligations for Ps. 129,990 thousand held in its portfolio for purposes of their possible exchange with holders that did not participate in the initial offering.

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated August 09, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE FINANCIAL STATEMENTS

For the period ended June 30, 2006

In comparative format with the Balance Sheet, Memorandum Account and Schedules as of December 31, 2005 and Statement of income, the statement of changes in shareholders' equity and Statement of Source and Application of Funds as of June 30, 2005

13. SECURITIZATION OF THE PORTFOLIO OF MORTGAGE LOANS

The Bank has executed various financial trust agreements under which, as trustor, it has transferred the fiduciary ownership of mortgage loans belonging to its loan portfolio to different financial institutions, as trustee. Once the mortgage loans have been transferred to the trust fund, it proceeds to issue the corresponding debt securities and participation certificates and to use the proceeds of the placement thereof for settling the amount of the loans ceded by the Bank. The trust assets entail a separate and distinct equity from the trustee's assets and those of the trustor.

The trustee is responsible for the management of the trust funds previously set up in accordance with the specifications contained in the trust agreement.

As of June 30, 2006 and December 31, 2005, the Bank recorded Ps. 100,231 thousand and Ps. 112,127 thousand, respectively, in respect of mortgage loans originally granted in foreign currency and converted into pesos as required by Law 25561 and Decree 214, registered in the name of the trustee, in the "Others included in the debtor classification regulations" line, under the "Other receivables for financial transactions" caption; Ps. 10,301 thousand and Ps. 12,216, respectively, in the "Accrued interest receivable included in the debtor classification regulations" line, under that caption, in respect of accrued interest and adjustments from application of the CER receivable. Those receivables are held in the Bank's assets because at that date the trustee had not yet issued the related securities and the Bank continued to act as trustor and only beneficiary.

In 2004, the Bank created a Global Trust Securities Program, "CEDULAS HIPOTECARIAS ARGENTINAS" for the securitization of individual mortgage loans for the financing of housing units for a face value of up to Ps. 500,000,000, which was authorized by CNV Resolution No. 14814 dated June 3, 2004.

Under this program, five series of Cédulas Hipotecarias Argentinas Financial Funds (CHA) were created, for face values of Ps. 50,000 thousand, Ps. 49,947 thousand, Ps. 62,520 thousand, Ps. 64,597 thousand, Ps. 65,001 thousand and Ps. 69,149, corresponding to Series I, II, III, IV, V and VI, respectively.

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated August 09, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE FINANCIAL STATEMENTS

For the period ended June 30, 2006
In comparative format with the Balance Sheet, Memorandum Account and Schedules as of December 31, 2005 and Statement of income, the statement of changes in shareholders' equity and Statement of Source and Application of Funds as of June 30, 2005

At the date of these financial statements for interim periods, the following trust funds have been set up:

1. BHN I Mortgage Fund, BHN II Mortgage Trust, BHN III Mortgage Trust, BHN IV Mortgage Trust, BACS I Mortgage Trust, BACS Funding I Mortgage Trust, BACS Funding II Mortgage Trust, BHSA I 2002 Mortgage Trust, Cédulas Hipotecarias Argentinas Financial Trust Series I, 2004-1, Cédulas Hipotecarias Argentinas Financial Trust Series II, 2004-2, Cédulas Hipotecarias Argentinas Financial Trust Series III, 2005-1, Cédulas Hipotecarias Argentinas Financial Trust Series IV, 2005-2, Cédulas Hipotecarias Argentinas Financial Trust Series V, 2005-3 and Cédulas Hipotecarias Argentinas Financial Trust Series VI, 2006-1, the terms of issue of which are as follows:

	Debt Securities Class A1/AV	Debt Securities Class A2/AF	Debt Securities Class B	Participation Certificates	Total
BHN I – Issued on 10.29.96 (*)					
Face value in thousands of Ps.	60,292	18,778	9,302	4,652	93,024
Declared Maturity Date	05.25.2005	09.25.2001	01.25.2014	01.25.2014	
BHN II – Issued on 05.09.97 (*)					
Face value in thousands of Ps.	44,554	51,363	3,730	6,927	106,574
Declared Maturity Date	03.25.2001	07.25.2009	03.25.2012	05.25.2013	
BHN III – Issued on 10.29.97 (*)					
Face value in thousands of Ps.	14,896	82,090	5,060	3,374	105,420
Declared Maturity Date	05.31.2017	05.31.2017	05.31.2018	05.31.2018	
BHN IV – Issued on 03.15.00 (*)					
Face value in thousands of Ps.	119,500	36,500	24,375	14,625	195,000
Declared Maturity Date	03.31.2011	03.31.2011	01.31.2020	01.31.2020	
BACS I – Issued on 02.15.2001 (*)					
Face value in thousands of Ps.	30,000	65,000	12,164	8,690	115,854
Declared Maturity Date	05.31.2010	05.31.2010	06.30.2020	06.30.2020	

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated August 09, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE FINANCIAL STATEMENTS

For the period ended June 30, 2006
In comparative format with the Balance Sheet, Memorandum Account and Schedules as of December 31, 2005 and Statement of income, the statement of changes in shareholders' equity and Statement of Source and Application of Funds as of June 30, 2005

	Debt Securities Class A1/AV	Debt Securities Class A2/AF	Debt Securities Class B	Participation Certificates	Total
BACS Funding I Issued on 11.15.2001 (*)					
Face value in thousands of Ps.				29,907	29,907
Declared Maturity Date				11.15.2031	
BACS Funding II Issued on 11.23.2001 (*)					
Face value in thousands of Ps.				12,104	12,104
Declared Maturity Date				11.23.2031	
BHSA I Issued on 02.01.2002					
Face value in thousands of Ps.				43,412	43,412
Declared Maturity Date				02.01.2021	
CHA I Issued on 6.25.2004					
Face value in thousands of Ps.	40,000		5,000	5,000	50,000
Declared Maturity Date	12.31.2010		03.31.2012	03.31.2012	
CHA II Issued on 11.19.2004					
Face value in thousands of Ps.	39,950		4,995	5,002	49,947
Declared Maturity Date	12.31.2011		01.31.2016	01.31.2013	
CHA III Issued on 04.07.2005					
Face value in thousands of Ps.	50,000		6,250	6,270	62,520
Declared Maturity Date	04.30.2012		12.31.2013	01.31.2020	
CHA IV Issued on 6.22.2005					
Face value in thousands of Ps.	54,900		4,848	4,849	64,597
Declared Maturity Date	01.31.2013		07.31.2023	07.31.2023	
CHA V Issued on 10.20.2005					
Face value in thousands of Ps.	53,301			11,700	65,001
Declared Maturity Date	12.31.2014			04.30.2023	
CHA VI Issued on 04.07.2006					
Face value in thousands of Ps.	56,702			12,447	69,149
Declared Maturity Date	12.31.2016			12.31.2026	

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated August 09, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE FINANCIAL STATEMENTS

For the period ended June 30, 2006
In comparative format with the Balance Sheet, Memorandum Account and Schedules as of December 31, 2005 and Statement of income, the statement of changes in shareholders' equity and Statement of Source and Application of Funds as of June 30, 2005

(*) Trusts subject to the pesification of foreign currency assets and liabilities at the $1.00=US$1 rate established by Law 25561 and Decree 214, as they were created under Argentine legislation. Certain holders of Class A debt securities have started declarative actions against the trustee pursuant to the application of the pesification measures set forth in Law 25561 and Decree 214, in order to maintain the currency of origin of said securities. In these declarative actions, the Bank acted together with BACS as third party. The trustee has duly answered to this claim, being the final resolution to this situation is still pending.

In all cases, the payment of class B debt securities is subordinated to the payment of the class A securities. In addition, the reimbursement of the participation certificates shall be done once all the class A and B securities issued have been settled, to the extent that there are sufficient remaining funds in the trust fund.

On June 29, 2005, the Bank and the subsidiary BACS Banco de Crédito y Securitización SA initiated legal actions against First Trust of New York National Association, in its capacity of trustee under BACS I Mortgage Trust, demanding the fulfillment of the Trust Agreement and a compensation for damages caused by the trustee's behavior.

As of June 30, 2006 and December 31, 2005, the Bank held in its portfolio the following securities corresponding to the abovementioned trusts and also debt securities issued by Red Mutual I, Red Mutual II and Chubut I:

	06/30/06	12/31/05
	Thousands of Pesos	Thousands of Pesos
Class B debt securities – BHN III	17,206	15,920
Class B debt securities – BHN IV	63,669	59,356
Class B debt securities – CHA I	6,292	5,904
Class B debt securities – Red Mutual I	1,126	2,096
Class B debt securities – CHA II	6,014	5,644
Class B debt securities – CHA III	7,218	6,773
Class B debt securities – CHA IV	5,473	5,136
Class B debt securities – CHUBUT I	3,702	-
Subtotal	110,700	100,829

	06/30/06	12/31/05
	Thousands of Pesos	Thousands of Pesos
Participation certificates – BHN I	10,174	10,607
Participation certificates – BHN II	24,220	24,950
Participation certificates – BHN III	11,615	10,934
Participation certificates – CHA I	10,057	9,415
Participation certificates – CHA II	5,978	5,750
Participation certificates – CHA III	9,005	7,172
Participation certificates – CHA IV	7,530	5,404
Participation certificates – CHA V	13,721	12,226
Participation certificates – CHA VI	14,673	-

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated August 09, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE FINANCIAL STATEMENTS

For the period ended June 30, 2006
In comparative format with the Balance Sheet, Memorandum Account and Schedules as of December 31, 2005 and Statement of income, the statement of changes in shareholders' equity and Statement of Source and Application of Funds as of June 30, 2005

Participation certificates – BHSA I 2002	18,620	21,207
Subtotal	125,593	107,665
Total	236,293	208,494

14. MISCELLANEOUS RECEIVABLES

The breakdown of the "Others" line corresponding to the "Miscellaneous receivables" caption is as follows:

	06/30/06 Thousands of Pesos	12/31/05 Thousands of Pesos
Tax prepayments and withholdings	6,580	10,549
Receivables from government entities	495	491
Receivables for loans administered	5,395	5,463
Recoverable expenses, taxes and advances to third parties	7,200	10,837
Correspondent banks	30	508
Guarantees securing call options written (Note 10)	11,256	109
Deposit securing financial agreements (Note 10)	127,263	133,699
Deposit securing ABN AMRO BANK trust	-	177,478
Directors' fees (1)	13,985	20,292
Other directors' and syndics' fees	8,803	7,600
Others	12,774	18,663
Total	193,781	385,689

(1) Representing the net amount approved by the General Shareholders' Meeting held on August 31, 2005. On February 14, 2006, the Bank received a notice served by Federal Court No. 9, Clerk's Office No. 17, in connection with the case captioned "National State – Ministry of Economy w/ Banco Hipotecario o/Common Pleas" informing that, after forwarding the appropriate complaint, the court decided to suspend, for precautionary reasons, the decision approved by the abovementioned meeting (see Note 45).

15. COMPREHENSIVE FINANCIAL DEBT RESTRUCTURING PLAN

The financial debt restructuring process resulting from the significant adverse changes that took place in Argentina in 2002, which affected the Bank's balance sheet and financial position, ended on December 29, 2003. On that date the term for receiving exchange offers expired and the Bank accepted all existing validly offered securities in view of compliance with the conditions for the Bank's exchange offers and the simultaneous restructuring of all its outstanding debt with bank creditors. On January 14, 2004, the total final principal on validly offered securities of Ps. 2,662,242 thousand, representing approximately 93% of the total principal on the outstanding securities existing at that date, was settled.

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated August 09, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE FINANCIAL STATEMENTS
For the period ended June 30, 2006
In comparative format with the Balance Sheet, Memorandum Account and Schedules as of December 31, 2005 and Statement of income, the statement of changes in shareholders' equity and Statement of Source and Application of Funds as of June 30, 2005

Out of a total principal amount of Ps. 889,551 thousand of existing bank debt, 100% participated in its simultaneous restructuring.

In view of the commitments undertaken, a trust has been created under Argentine law through a Trust Agreement entered into by and between the Bank and ABN AMRO Bank NV, Argentine Branch, the Bank transferring as trustor BODEN 2012 and loans secured by the National Government on December 24, 2003. The Trust shall keep those assets for the benefit of the holders of guaranteed debt securities and guaranteed financial debt. Given the fact the sole object of the trust was to guarantee the payment of interests due on the restructures guaranteed financial debt and that said debt was completely cancelled on January 13, 2006 (Note 17), this trust is in liquidation and only the total return of the assets that were a part of said trust remains pending.

After January 14, 2004, the exchange transaction settlement date, the Bank continued to exchange negotiable obligations with holders adhering to the offering late. As of June 30, 2006, the face value of the obligations exchanged amounted to US$ 8,895 thousand and Euro 10,688 thousand.

At the date of these financial statements for interim periods, the Bank has honored the total amount of amortizations and interest on restructured debt.

16. TREATMENT OF ASSISTANCE GRANTED BY THE BCRA

Pursuant to the provisions of Decrees 739/03 and 1262/03, and Communiqué "A" 3941 of the BCRA, the Bank covenanted to repay the balances of rediscounts and advances outstanding as of the date of Decree 739/03 and granted pursuant to Section 17 of Law 24144 and amendments thereof, in no more that 120 installments equivalent to 0.40% of the capital adjusted pursuant to a Schedule submitted before the BCRA.

As from November 04, 2004 and by means of an installment-bidding system, the Bank voluntarily started to repay the debt duly refinanced. Finally, on May 03, 2005, the Bank repaid the total financing received, for a total of Ps. 233,487 thousand.

17. NEGOTIABLE OBLIGATIONS AND OTHER FINANCING

As of June 30, 2006, the contractual residual nominal value of the negotiable obligations amounts to Ps. 3,253,792 thousand. This amount includes Argentine Mortgage Bonds ("CHA") issued under the Global "Euro Medium Term Notes" ("EMTN") Program, ordinary negotiable obligations not convertible into shares under the "Global Medium Term Notes" ("GMTN") Program, and the new issues mentioned in Note 15 and in this Note.

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated August 09, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE FINANCIAL STATEMENTS

For the period ended June 30, 2006

In comparative format with the Balance Sheet, Memorandum Account and Schedules as of December 31, 2005 and Statement of income, the statement of changes in shareholders' equity and Statement of Source and Application of Funds as of June 30, 2005

The balance of the negotiable obligations has been included in the "Other liabilities for financial transactions" caption. The residual face values of the different negotiable obligation series issued are as follows:

	MATURITY ISSUE	MATURITY DATE	ANNUAL INTEREST RATE	Residual face value at 06/30/06	Residual face value at 12/31/05
				Thousands of Pesos	
EMTN (CHA)					
Series III (US$100,000 thousand)	08/07/96	08/07/06	10.625%	2,181	2,143
GMTTN					
Series I (US$ 300,000 thousand)	04/17/98	04/17/03	10.000%	34,602	35,551
Series IV (US$175,000 thousand)	12/03/98	12/03/08	13.000%	1,666	1,637
Series VI (US$135,909 thousand)	03/15/99	03/15/02	12.250%	2,095	2,058
Series XVI (US$125,000 thousand)	02/17/00	02/17/03	12.625%	30,635	30,940
Series XVII (EURO 100,000 thousand)	03/27/00	03/27/02	9.000%	2,801	2,550
Series XXII (EURO 100,000 thousand)	10/18/00	10/18/02	8.750%	493	467
Series XXIII (EURO 150,000 thousand)	02/06/01	02/06/04	10.750%	20,042	19,885
Series XXIV (US$114,312 thousand)	03/15/02	03/15/05	9.000%	16,531	18,307
Series XXV (EURO 170,829 thousand)	03/15/02	06/15/05	8.000%	17,390	17,309
Guaranteed Bond (US$107,941 thousand)	09/15/03	08/03/10	Libor + 2.5%	-	111,554
Long Term Bond (US$449,880 thousand)	09/15/03	12/01/13	3.0 - 6.0%	650,964	1,041,557
Long term bond (EURO 278,367 thousand)	09/15/03	12/01/13	3.0 - 6.0%	955,262	950,513
PGEIN Series 4 (US$ 150,000 thousand)	11/16/05	11/16/10	9.750%	453,968	445,141
PGEIN Series 4 – Tranche II (US$100,000 thousand)	01/26/06	11/16/10	9.750%	307,805	-
PGEIN Series 5 (US$ 250,000 thousand)	04/27/06	04/27/16	9,750%	757,357	-
				3,253,792	2,679,612

The breakdown of the bank debt is as follows:

Description	**Due date**	**Principal amount** 06/30/06	12/31/05
		Thousands of Pesos	
Foreign loan – Deutsche Bank (Note 18)	2006	-	60,630
Foreign loan – Deutsche Bank (Note 18)	2006	92,544	90,945
Foreign loan – Deutsche Bank (Note 18)	2006	154,240	151,575

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated August 09, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE FINANCIAL STATEMENTS
For the period ended June 30, 2006
In comparative format with the Balance Sheet, Memorandum Account and Schedules as of December 31, 2005 and Statement of income, the statement of changes in shareholders' equity and Statement of Source and Application of Funds as of June 30, 2005

On January 13, 2006, the Bank proceeded to fully redeem the Medium-term Guaranteed Bond in US Dollars, which had been issued for debt restructuring purposes and was due in August, 2010, for US$ 36,798 thousand.

On May 03, 2006, the Bank repurchased in cash, through an offer commenced on April 04, 2006, US dollar denominated Negotiable Obligations due in 2013 for a capital amount of US$ 129,763,869 and Euro denominated Negotiable Obligations due in 2013 for a capital amount of Euro 20,626,433.

On June 30, 2006, the Bank commenced an offer to purchase, in cash, all currently nonperforming securities. The offer is intended to repurchase all securities that failed to be exchanged within the framework of the exchange offer commenced by the Bank in January, 2004, after the economic crisis in Argentina. The Bank will pay 108% on the principal amount of the securities and no additional amounts will be paid as regards accrued and unpaid interests or due interests. The due date of the offer, which was originally July 31, 2006, was rescheduled to September 18, 2006. The purchase offer is not carried out in Italy.

18. BANCO HIPOTECARIO'S RETURN TO THE INTERNATIONAL CAPITAL MARKETS

After overcoming the economic crisis that impacted Argentina, and specifically its financial system, the Bank obtained funds again through financing from leading foreign banks, according to the following detail:

- On September 2, 2004, a loan was obtained from Credit Suisse First Boston International ("CSFB") for US$ 65,000 thousand, falling due on August 25, 2005, on which interest is paid at 6-month LIBOR, plus 430 basis points.
- On September 30, 2004, a loan was obtained from Deutsche Bank London for US$ 20,000 thousand, falling due on March 31, 2006, on which interest is paid at 180-day LIBOR, plus a 4.4% margin.
- On January 28, 2005, a loan was obtained from Deutsche Bank New York for US$ 30,000 thousand, falling due on July 28, 2006, on which interest will be paid at 180-day LIBOR, plus 400 basis points.
- On August 25, 2005, a loan was obtained from Deutsche Bank London for US$ 50,000 thousand, falling due on August 28, 2006, on which interest will be paid at 180-day LIBOR, plus 275 basis points.

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated August 09, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE FINANCIAL STATEMENTS

For the period ended June 30, 2006
In comparative format with the Balance Sheet, Memorandum Account and Schedules as of December 31, 2005 and Statement of income, the statement of changes in shareholders' equity and Statement of Source and Application of Funds as of June 30, 2005

Likewise, and in order to offset the CER index-adjustable foreign currency assets and liabilities several repo transactions were carried out.

On April 28, 2005, the Bank carried out a repo transaction with DEPFA Investment Bank Ltd. for a face value of US$ 65,600 thousand in BODEN 2012, at a 83.25% market price (US$ 54,612 thousand). This transaction accrues interest at LIBOR plus 1.4% and will expire on August 03, 2007.

On August 02, 2005, the Bank carried out a repo transaction with DEPFA Investment Bank Ltd. for a face value of US$ 9,000 thousand in BODEN 2012, at a 78% market price. This transaction accrues interest at LIBOR plus 1.4% and will expire on May 02, 2007.

On August 02, 2005, the Bank carried out a repo transaction with Deutsche Bank AG. for a face value of US$ 16,700 thousand involving Ps. 28,000 thousands in BODEN 2012. This transaction accrues interest at 6-month LIBOR plus 1.2% and will expire on August 3, 2007.

On August 25, 2005, the Bank carried out a repo transaction with Deutsche Bank AG. for a face value of US$ 15,000 thousand involving Ps. 25,300 thousands in BODEN 2012. This transaction accrues interest at 6-month LIBOR plus 1.15% and will expire on August 3, 2007.

In November, 2005, the Bank carried out repo transactions with DEPFA Investment Bank Ltd., for a face value of US$ 30,000 thousand involving Ps. 49,118 thousands in BODEN 2012. These transactions accrue interests at 6-month LIBOR plus 1.1% and will expire in May, 2008.

In November and December, 2005, the Bank carried out repo transactions with Credit Suisse First Boston, for a face value of US$ 8,200 thousand involving Ps. 13,598 thousands in BODEN 2012. These transactions accrue interests at 6-month LIBOR plus 1.1% and will expire in August, 2007.

On January 12, 2006, the Bank carried out a repo transaction with Deutsche Bank AG. for a face value of US$ 13,500 thousand involving Ps. 22,050 thousands in BODEN 2012. This transaction accrues interest at 6-month LIBOR plus 1.15% and will expire on August 3, 2007.

On January 12, 2006, the Bank carried out a repo transaction with Credit Suisse First Boston, for a face value of US$ 21,800 thousand involving Ps. 36,151 thousands in BODEN 2012. This transaction accrues interest at 6-month LIBOR plus 1.1% and will expire on May 23, 2008.

On March 31, 2006, the Bank carried out a repo transaction with Credit Suisse First Boston, for a face value of US$ 20,000 thousand involving Ps. 32,200 thousands in BODEN 2012. This transaction accrues interest at 6-month LIBOR plus 0.83% and will expire on March 31, 2008.

On November 09, 2005 the subscription period for Negotiable Obligations Series IV was closed, which had been opened on October 24 of this year. The real amount of this transaction amounted to US$ 150,000 due on 2010 and with a 9.75% annual coupon rate payable semiannually. The closing date for the placement process and

NOTES TO THE FINANCIAL STATEMENTS

For the period ended June 30, 2006
In comparative format with the Balance Sheet, Memorandum Account and Schedules as of December 31, 2005 and Statement of income, the statement of changes in shareholders' equity and Statement of Source and Application of Funds as of June 30, 2005

public offering pursuant to General Resolution No. 470/04 of the National Securities Commission was November 16, 2005.

On January 20, 2006 the subscription period for Tranche II of Negotiable Obligations Series IV, which had been opened on December 29, 2005, was closed. The real amount of this transaction amounted to US$ 100,000 due on 2010 and with a 9.75% annual coupon rate payable semiannually. The closing date for the placement process and public offering pursuant to General Resolution No. 470/04 of the National Securities Commission was January 20, 2006. After placement of Tranche II, the amount of the issued negotiable obligations Series IV totals US$ 250 million. The issue was placed in local and international capital markets, in Europe and Asia, among institutional and retail investors.

On April 27, 2006 the placement of Negotiable Obligations Series V launched on April 04, 2006 was closed. The total amount of this transaction amounted to US$ 250,000 due on 2016 and with a 9.75% annual coupon rate, at a 99,217% price and with a 9,875% yield. The issue was placed in local and international capital markets, in the Unites States, Europe and Asia, among institutional and retail investors.

19. LEVEL 1 AMERICAN DEPOSITARY RECEIPTS PROGRAM

On March 27, 2006 the US Securities and Exchange Commission (SEC) has made effective the Level I American Depositary Receipts, "ADR" program.

This program allows foreign investors to buy the Bank's stock through the secondary market where ADRs are traded freely within the United States. The Bank of New York has been appointed as depositary institution.

20. DERIVATIVE FINANCIAL INSTRUMENTS

20.1. On January 29, 2004, the Bank entered into a total return swap transaction as a partial hedging for the Stock Appreciation Right clause ("StARS") included in the issuance of the Medium-term Secured Facility (Note 15). This transaction involves 7,110,000 Class D ordinary shares in Banco Hipotecario Sociedad Anónima. The amount agreed under this transaction was US$17,519 thousand.

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated August 09, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE FINANCIAL STATEMENTS

For the period ended June 30, 2006
In comparative format with the Balance Sheet, Memorandum Account and Schedules as of December 31, 2005 and Statement of income, the statement of changes in shareholders' equity and Statement of Source and Application of Funds as of June 30, 2005

20.2. On March 5, 2004, the Bank and Deutsche Bank AG executed a currency swap contract (Cross Currency Swap) for Euros 150,000 thousand. The purpose of this transaction was to reduce the volatility of the Bank's results derived from variations in the Euro quotation, in view of the net liability position of that currency. This transaction is secured by BODEN 2012.

20.3. On October 29, 2004, the Bank entered into a currency swap contract (Cross Currency Swap) with Credit Suisse First Boston for € *100,000 thousand*. The purpose of this transaction was to reduce the volatility of the Bank's results derived from variations in the Euro quotation, in view of the net liability position of that currency. This transaction is secured by BODEN 2012.

20.4. On January 25, 2005, the Bank entered into a currency swap contract (Cross Currency Swap) with Deutsche Bank AG. According to this transaction, the Bank receives interest at a rate of 2% on a principal of Ps. 438,870 thousand adjusted by applying the CER and pays interest at 180-day LIBOR plus 435 basis points on a principal of US$ 150,000. The purpose of this transaction was to reduce the volatility of the Bank's results derived from variations in the CER index, in view of the net liability position, on that date, of CER-index adjustable instruments held by the Bank. This transaction is secured by BODEN 2012.

20.5. On February 1, 2005, the Bank entered into a currency swap contract (Cross Currency Swap) with Credit Suisse First Boston as a hedge for its liability exposure to CER index-adjustable peso denominated obligations. According to this transaction, the Bank receives interest at a rate of 2% on a principal of Ps. 87,537 thousand adjusted by applying the CER and pays interest at 180-day LIBOR plus 420 basis points on a principal of US$ 30,000 thousand. The purpose of this transaction was to reduce the volatility of the Bank's results derived from variations in the CER index, in view of the net liability position, on that date, of CER-index adjustable instruments held by the Bank. This transaction is secured by BODEN 2012.

20.6. On March 23, 2006, the Bank and Deutsche Bank AG entered into a currency swap contract involving US$ 100,000 thousand and Ps. 307,500 thousand. The due date agreed upon was March 23, 2046. Said transaction was carried out in order to offset the net global position in foreign currency.

20.7. On May 11, 2006, the Bank and Deutsche Bank AG executed an interest rate swap contract for US$ 100,000 thousand. According to this transaction, the Bank will receive a fixed rate of 9.75% and will pay a 7.75% rate during the first year and, from year 2 through 10, will pay a floating 6-month LIBOR rate plus a spread ranging between 3.3% and 6.2%, according to US short and long term rates and the level of the 6-month LIBOR rate. The due date has been scheduled for April 27, 2016. Said transaction has been carried out for the purpose of covering the position relative to issuance of debt at fixed rate and giving consideration to the holdings of floating rate securities.

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated August 09, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE FINANCIAL STATEMENTS

For the period ended June 30, 2006
In comparative format with the Balance Sheet, Memorandum Account and Schedules as of December 31, 2005 and Statement of income, the statement of changes in shareholders' equity and Statement of Source and Application of Funds as of June 30, 2005

21. OTHER LIABILITIES FOR FINANCIAL TRANSACTIONS

The breakdown of the "Others" line included in the "Other liabilities for financial transactions" caption is as follows:

	06/30/06 Thousands of Pesos	12/31/05 Thousands of Pesos
Collections and other transactions on behalf of third parties	25,187	22,035
Retail Bank Network	26,999	27,428
Others	10,434	7,316
Total	62,620	56,779

22. MISCELLANEOUS LIABILITIES

The breakdown of "Others" corresponding to the "Miscellaneous liabilities" caption is disclosed as follows:

	06/30/06 Thousands of Pesos	12/31/05 Thousands of Pesos
Sundry creditors	27,550	24,389
Other fees and expenses payable	3,428	3,122
Tax withholdings to be deposited	7,562	7,433
Taxes payable	2,404	2,670
Payroll withholdings and contributions	2,409	2,431
Salaries and social security charges payable	1,984	1,309
Others	2,521	4,689
Total	47,858	46,043

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our *report dated August 09, 2006*
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE FINANCIAL STATEMENTS
For the period ended June 30, 2006
In comparative format with the Balance Sheet, Memorandum Account and Schedules as of December 31, 2005 and Statement of income, the statement of changes in shareholders' equity and Statement of Source and Application of Funds as of June 30, 2005

23. PROVISIONS

The breakdown of "Provisions" is disclosed as follows:

	06/30/06	12/31/05
	Thousands of Pesos	Thousands of Pesos
Provision for insurance risk (1)	11,733	10,843
Provision for other contingencies (2)	90,856	88,540
Provision for taxes	8,411	9,973
Provision for lawsuits	94,577	95,633
Others	-	4,751
Total	205,577	209,740

(1) As to June 30, 2006 and December 31, 2005 it is composed of: Technical liabilities for Ps. 2,253 thousand and Ps. 1,831 thousand (risks in progress Ps. 2,253 thousand and Ps. 1,831 thousand, the reserve for insufficient premium does not generate charges), Debts with the insured Ps. 1,630 thousand and Ps. 1,362 thousands (Pending claims Ps. 1,090 thousand and Ps. 1,043 thousands, IBNR Ps. 540 thousands and Ps. 319 thousands) and Provisions for Ps. 7,850 thousands and Ps. 7,650 thousands (Provision for major disaster).

(2) It is composed as follows:

	06/30/06	12/31/05
	Thousands of Pesos	
Stock Appreciation Rights (STAR)	34,790	38,058
Return on profit sharing for fiscal year 2005	2,533	2,533
Return on profit sharing for the period 06.30.06	600	-
Stock appreciation right program 2005 (SAR)	12,554	12,554
Stock appreciation right program period 06.30.06	3,885	-
Advance payments to directors (*)	10,527	20,292
Provision for BHN Investment in MSI	9,978	-
Other contingencies	15,989	15,103
Total	90,856	88,540

(*) Net of Income Tax as of June 30, 2006 (Note 45).

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated August 09, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE FINANCIAL STATEMENTS

For the period ended June 30, 2006
In comparative format with the Balance Sheet, Memorandum Account and Schedules as of December 31, 2005 and Statement of income, the statement of changes in shareholders' equity and Statement of Source and Application of Funds as of June 30, 2005

24. FINANCIAL INCOME AND EXPENSES

The breakdown of the "Others" line included in the "Financial income" caption is as follows:

	06/30/06 Thousands of Pesos	06/30/05 Thousands of Pesos
Gold and foreign currency quotation difference	9,687	-
Restructured and buy back of bank debt	-	54,096
Result from compensating and Coverage Bonds and other government securities	4,008	34,906
Others	1,295	1,279
Total	14,990	90,281

The breakdown of the "Others" line included in the "Financial expenses" caption is as follows:

	06/30/06 Thousands of Pesos	06/30/05 Thousands of Pesos
Gold and foreign currency quotation difference	-	11,105
Turnover tax on financial income	7,273	6,276
Premiums on swap transactions	18,925	1,862
Contribution to the deposit guarantee fund	384	261
Others	7,153	215
Total	33,735	19,719

25. INCOME FROM SERVICES

The breakdown of the "Others" line included in the "Income from services" caption is as follows:

	06/30/06 Thousands of Pesos	06/30/05 Thousands of Pesos
Insurance premiums (Note 11)	28,275	22,430
Commissions and services on loans	11,927	8,404
Others	3,121	2,263
Total	43,323	33,097

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated August 09, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE FINANCIAL STATEMENTS

For the period ended June 30, 2006
In comparative format with the Balance Sheet, Memorandum Account and Schedules as of December 31, 2005 and Statement of income, the statement of changes in shareholders' equity and Statement of Source and Application of Funds as of June 30, 2005

26. EXPENSES FOR SERVICES

The breakdown of the "Others" line included in the "Expenses for services" caption is as follows:

	06/30/06	06/30/05
	Thousands of Pesos	Thousands of Pesos
Insurance claims (Note 11)	4,337	3,638
Commissions and services on loans	13,805	5,293
Turnover tax	1,021	551
Others	1,190	717
Total	20,353	10,199

27 - ADMINISTRATIVE EXPENSES

The breakdown of the "Other operating expenses" line included in the "Administrative expenses" caption is as follows:

	06/30/06	06/30/05
	Thousands of Pesos	Thousands of Pesos
Depreciation of bank premises and equipment	2,448	2,826
Intangible asset amortization	1,560	1,193
Insurance	722	795
Rental income	1,653	634
Telephony, electricity and mailing services	2,930	2,413
Software links	569	463
Maintenance and preservation of bank premises and equipment	2,400	1917
Others	1,639	1,587
Total	13,921	11,828

28 - MISCELLANEOUS INCOME

The breakdown of the "Others" line included in the "Miscellaneous income" caption is as follows:

	06/30/06	06/30/05
	Thousands of Pesos	Thousands of Pesos
Rental income	206	241
Loss on operations with premises and equipment and miscellaneous assets	4,327	3,998
Refund of value added tax	-	3,064
Capitalization of the minimum notional income tax – years 1999 through 2002	24,640	-
Recovery of Directors' Fees – Shareholders' Meeting, 06/22/06	6,267	-

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated August 09, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE FINANCIAL STATEMENTS

For the period ended June 30, 2006
In comparative format with the Balance Sheet, Memorandum Account and Schedules as of December 31, 2005 and Statement of income, the statement of changes in shareholders' equity and Statement of Source and Application of Funds as of June 30, 2005

Others	4,368	1,239
Total	39,808	8,542

29 - MISCELLANEOUS LOSSES

The breakdown of the "Others" line included in the "Miscellaneous losses" caption is as follows:

	06/30/06 Thousands of Pesos	06/30/05 Thousands of Pesos
Depreciation of miscellaneous assets	181	193
Turnover tax	160	180
Other taxes	3,748	2,730
Loss on operations with premises and equipment and miscellaneous assets	3,685	4,462
Donations	705	258
BOGAR and Secured Loans valuation adjustment	20,806	-
Others	3,473	1,520
Total	32,758	9,343

30. DEPOSIT GUARANTEE INSURANCE SYSTEM

Law 24485, Decrees 540/95 and 1127/98 and Communication "A" 2337 and supplementary ones of the Argentine Central Bank provide that the institutions encompassed by the Financial Institutions Law should make a standard contribution equivalent to 0.03% of their monthly average daily balances of deposits in current accounts, savings accounts, time deposits, special accounts, fixed-term investments and frozen balances stemming from those deposits.

In addition to the standard contribution, the institutions are required to make a separate additional contribution, in proportion to the result obtained from the weighting of several factors.

Communication "A" 3064 of the Argentine Central Bank provides that, effective as of the date of payment of contributions corresponding to January 2000, the ordinary contribution is reduced to 0.015% provided that financial institutions enter into loan contracts with Seguro de Depósitos Sociedad Anónima ("SEDESA") allocated to the Deposits Guarantee Fund. Effective September 2000, Argentine Central Bank Communication "A" 3153 set aside the above-mentioned loans; notwithstanding this, the loan contracts arranged until that date will continue to be in force until the corresponding settlement thereof, under the terms and conditions agreed upon with SEDESA.

Through Communication "A" 4206 dated September 14, 2004, the BCRA changed the standard contribution to 0.02% of the monthly average of daily balances of the deposits mentioned in the first paragraph of

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated August 09, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE FINANCIAL STATEMENTS

For the period ended June 30, 2006
In comparative format with the Balance Sheet, Memorandum Account and Schedules as of December 31, 2005 and Statement of income, the statement of changes in shareholders' equity and Statement of Source and Application of Funds as of June 30, 2005

this Note. That percentage was changed again to 0.015% through Communication "A" 4271 dated December 30, 2004.

It is also established that the BCRA may require an advance payment of an amount equivalent to 24 minimum standard contributions within at least 30 calendar days to meet the Fund's needs for resources.

This System does not cover the transferable time deposits whose ownership has been acquired through endorsement, the placements attracted through systems which offer incentives in addition to the interest rate agreed upon, the deposits in which interest rates exceeding the reference rate established by the Argentine Central Bank are arranged, the deposits made by financial institutions with other brokers, including the time deposit certificates acquired through a secondary transaction, the deposits made by persons related to the Bank, either directly or indirectly, time deposits of securities, acceptances or guarantees and the frozen balances arising from deposits and other liabilities excluded from that System.

31. SUBSIDIARY COMPANIES

The bank has equity investments in the following subsidiaries:

a. 99.99% of the BHN Sociedad de Inversión Sociedad Anónima's share capital, which amounts to Ps. 18,000 thousand and which corporate purpose is investments. In addition, the Bank maintains irrevocable capital contributions of Ps.10,000 thousand. In turn, BHN Sociedad de Inversión Sociedad Anónima holds a 99.9976% equity interest in BHN Vida Sociedad Anónima and BHN Seguros Generales Sociedad Anónima and a 100% equity interest in Mortgage Systems International, LLC.

b. 70% of the share capital of BACS Banco de Crédito y Securitización Sociedad Anónima, which amounts to Ps. 62,500 thousand. The principal line of business of this bank will consist in fostering the creation and development of a secondary market for mortgage loans in Argentina.

c. 100% of the share capital of VR-Tasaciones y Certificaciones Sociedad Anónima, which amounts to Ps. 200 thousand. This company's line of business is the appraisal and certification of all types of urban and rural real estate located in Argentina or abroad.

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated August 09, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE FINANCIAL STATEMENTS

For the period ended June 30, 2006
In comparative format with the Balance Sheet, Memorandum Account and Schedules as of December 31, 2005 and Statement of income, the statement of changes in shareholders' equity and Statement of Source and Application of Funds as of June 30, 2005

The relevant total amounts arising from the June 30, 2006 financial statements of the main controlled investees are as follows:

	BACS Banco de Crédito y Securitización S.A. (2)	BHN Sociedad de Inversión S.A. (1) (3)
	(In thousands of pesos)	
Assets	198,813	51,646
Liabilities	93,382	15,181
Shareholders' equity	105,431	36,465
Net loss	(1.145)	(416)

(1) Consolidated balances
(2) Financial statements as of 06-30-06
(3) Financial statements as of 03-31-06

In view of the equity interest held by BHN Sociedad de Inversión S.A. in Mortgage Systems International LLC ("MSI"), and considering the problems that could arise from continuing to maintain an equity interest higher than 12.5% in a company which does not currently provide services supplementary to the Bank's specific activities, through Minutes No. 135 dated December 3, 2003 the Board of Directors resolved to: i) properly reflect the situation arising from the equity interest held in MSI in a note to consolidated financial statements; ii) consider the excess equity interest held by BHN Sociedad de Inversión S.A. in MSI's capital stock as a higher consolidated minimum capital requirement, as established by applicable regulations; and iii) make the pertinent presentations to the BCRA proposing the correct classification.

For this purpose, several negotiations intended to sell said company were carried out: individual negotiations, negotiations involving its assets and also involving the entire capital stock of the holding company, "BHN Sociedad de Inversión SA"; none of them succeeded. Thus, STENTON LEIGH company indicated new interested parties could be contacted but, for this purpose, a term for new offers to be submitted would be necessary. Therefore, after giving consideration to the abovementioned situation, on July 21, 2006, the Board of Directors of the Bank decided to provide STENTON LEIGH with a 10-day term to update the prospectus and with an additional 30-day term to submit a new and reasonable offer. This situation was informed to the BCRA on August 1, 2006.

As of the date of these financial statements for interim periods, the Bank has set up a provision charged to Miscellaneous Losses for Ps. 9,978 thousand for the purposes of covering a potential impairment of the value of its interest in BHN Sociedad de Inversión SA, according to calculations made on the basis of the offers received.

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated August 09, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE FINANCIAL STATEMENTS
For the period ended June 30, 2006
In comparative format with the Balance Sheet, Memorandum Account and Schedules as of December 31, 2005 and Statement of income, the statement of changes in shareholders' equity and Statement of Source and Application of Funds as of June 30, 2005

32. RESTRICTION ON THE DISTRIBUTION OF PROFITS

No profits may be distributed when any financial year does not produce profits.

Argentine Central Bank Communication "A" 4152 dated June 2, 2004 left without effect the suspension of the distribution of profits established by Communication "A" 3574. However, those banks that proceed to such distribution must be previously authorized by the Financial and Exchange Institutions Superintendency.

Furthermore, Argentine Central Bank Communication "A" 3785 dated October 29, 2002 restricted the distribution of cash dividends, to the extent that the Bank has decided to value its holdings of bonds received under Sections 28 and 29 of Decree 905 at their technical value, except for the amount of profits in excess of the difference between the carrying value and the market value of those bonds, net of the pertinent appropriation to legal reserve and to the reserve established by the Bank's by-laws (see Note 5).

Under the contracts signed as a result of the restructuring of the Bank's financial debt (Note 15), there are restrictions on the distribution of profits until such time as at least 60% of the total initial principal amount of the long-term and guaranteed tranches of the new debt has been amortized.

In addition, for the purposes of determining distributable balances, the minimum presumed income tax asset shall be deducted from retained earnings (Communication "A" 4295).

Through Communiqué "A" 4526 dated April 24, 2006, the BCRA established that when the Legal Reserve is used to absorb losses, earnings shall not be distributed until the reimbursement thereof. Should the balance prior to the absorption exceed 20% of the Capital Stock plus the Capital Adjustment, profits may be distributed once the latest value is reached.

33. RUBRICATION OF BOOKS

At the date of these financial statements, the transactions conducted by the Bank had been recorded in the rubricated books, as called for by the regulations in force.

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated August 09, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE FINANCIAL STATEMENTS

For the period ended June 30, 2006
In comparative format with the Balance Sheet, Memorandum Account and Schedules as of December 31, 2005 and Statement of income, the statement of changes in shareholders' equity and Statement of Source and Application of Funds as of June 30, 2005

34. INTERCOMPANY TRANSACTIONS SECTION 33, LAW 19550

The balances as of June 30, 2006 are as follows:

	Thousands of Pesos
Loans	
BACS Banco de Crédito y Securitización S.A.	17,004
Other receivables for financial transactions	
BACS Banco de Crédito y Securitización S.A.	24,548
Miscellaneous receivables – Sundry Debtors	
BHN Sociedad de Inversión S.A.	7
BACS Banco de Crédito y Securitización S.A.	1,398
Deposits – Current accounts and time deposits	
BHN Sociedad de Inversión S.A.	34
BHN Vida S.A.	4,189
BHN Seguros Generales S.A.	5,849
BACS Banco de Crédito y Securitización S.A.	335
VR – Tasaciones y Certificaciones S.A.	3
Other liabilities for financial transactions	
BACS Banco de Crédito y Securitización S.A.	31,813
Miscellaneous liabilities	
BACS Banco de Crédito y Securitización S.A.	554
Balance to be Paid-In	
BHN Vida S.A.	(*)
BHN Seguros Generales S.A.	(*)
Financial income	
BACS Banco de Crédito y Securitización S.A.	1,390
Financial Expenses	
BACS Banco de Crédito y Securitización S.A.	196

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated August 09, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE FINANCIAL STATEMENTS

For the period ended June 30, 2006
In comparative format with the Balance Sheet, Memorandum Account and Schedules as of December 31, 2005 and Statement of income, the statement of changes in shareholders' equity and Statement of Source and Application of Funds as of June 30, 2005

	Thousands of Pesos
Income from services	
BACS Banco de Crédito y Securitización S.A.	120
Expenses for Services	
BACS Banco de Crédito y Securitización S.A.	918
Memorandum accounts	
BACS Banco de Crédito y Securitización S.A.	31,041

(*) BALANCES TO BE PAID-IN, IN PESOS

BHN Vida S.A.	90
BHN Seguros Generales S.A.	90

35. INCOME TAX

In accordance with Law No. 24855 and its regulatory Decree No. 924/97, income obtained by the Bank as a result of loan operations formalized, agreed, undertaken or recognized through the date of registration of its by-laws are exempt from income tax; however, income provided by loan operations after that date are subject to this tax.

As a general rule, the income tax law admits the deduction of expenses incurred to obtain or maintain the source of taxable income. For purposes of deducting from the taxable income those expenses incurred to obtain jointly taxable and non-taxable income, expenses should be segregated accordingly.

Furthermore, the fiscal rule grants preeminence to the direct allocation method rather than the apportionment method to determine the deductible expenses (linked to the obtainment of taxable income). Thus, the apportionment method should only be used when it is not possible to make a direct allocation of expenses to the taxable income.

Until the fiscal year ended December 31, 1998 the Bank determined its income tax based on the expense apportionment method, treating as deductible the portion of expenses arising from applying to the total expenses incurred the ratio of taxable income to total income.

As from fiscal year ended December 31, 1999 income tax was calculated considering the direct relationship between expenses and the obtainment of taxable and non-taxable income, and the apportionment method was only used for those expenses, which could not be directly allocated to each of the income producing sources.

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated August 09, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE FINANCIAL STATEMENTS

For the period ended June 30, 2006
In comparative format with the Balance Sheet, Memorandum Account and Schedules as of December 31, 2005 and Statement of income, the statement of changes in shareholders' equity and Statement of Source and Application of Funds as of June 30, 2005

The Bank has filed its income tax returns for fiscal years 2005 through 2004 adopting the above-mentioned methodology. (See Notes 37 and 37).

36. MINIMUM NOTIONAL INCOME TAX

Minimum notional income tax was created by Law No. 25063 to be in effect for 10 years as from fiscal 1998 as a tax complementary of income tax. Minimum notional income tax consists in a minimum taxation, which assesses certain productive assets at the tax rate of 1%. The ultimate tax obligation will be the higher of minimum notional income tax or income tax. For financial entities, the taxable basis will be 20% of their computable assets. If in a fiscal year, minimum notional income tax obligation exceeds income tax liability, the surplus will be computable as a down payment of any income tax excess over minimum notional income tax through the next ten years.

In view of the tax loss carry-forward determined by the Bank for last three fiscal years, the pertinent minimum notional income tax obligation was calculated.

As called for by Communication "A" 4295, on March 31, 2005, the Bank capitalized the Ps. 21,850 thousand tax credit for the fiscal years 2003 and 2004 and, on June 30, 2006, the Bank capitalized the Ps. 24,640 thousand tax credit for the fiscal years 1999, 2000, 2001 and 2002; both capitalizations were carried out on the basis of projections of accounting and taxable results included in the Business Plan submitted to the BCRA and estimates of the main macroeconomic variables and fluctuations in the financial system for the next 10 fiscal years. This tax credit will be used in fiscal years 2013 and 2014.

The tax credit balances held by the Bank at the closing date of these financial statements are the following:

Year	Tax credit balance
1999	4,400,625,61
2000	6,034,258,16
2001	5,084,433,50
2002	9,120,736,45
2003	10,591,639,19
2004	14,515,539,24
2005	12,709,323,32

37. CONTINGENT ASSETS

As described in Note 3.17. and as a result of the use of the direct allocation method for deducting interest for income tax computation purposes, for the fiscal year ended December 31, 2005, the Bank is reporting a loss carry-forward of approximately Ps. 1,136,313 thousand. As of June 30, 2006 this amount is disclosed in memorandum accounts.

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated August 09, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE FINANCIAL STATEMENTS
For the period ended June 30, 2006
In comparative format with the Balance Sheet, Memorandum Account and Schedules as of December 31, 2005 and Statement of income, the statement of changes in shareholders' equity and Statement of Source and Application of Funds as of June 30, 2005

As mentioned in Note 5.2., the Bank has recorded under memorandum accounts a positive contingency in the amount of Ps. 81,645 for purposes of the compensation for asymmetric indexation laid down by Law 25796.

38. OVER-THE-COUNTER BROKER

The Bank's minimum shareholders' equity required by the Argentine Central Bank rules is in excess of that required by the National Securities Commission in Resolution No. 290, as amended, in order to act as an Over-the-Counter Broker and has been duly paid up at period end.

39. TECHNICAL RATIOS

39.1. EXPOSURE TO THE PUBLIC SECTOR

January 01, 2006 was the effective date of the provisions of item 12 of Communiqué "A" 3911 (Communiqué "A" 4455) indicating financial assistance to the Public Sector, covering all concepts (average), may not exceed 40% of total Assets as of the last day of the previous month. The Bank's exposure to the public sector stems from compensations allocated by the National of assets and liabilities in currency (Note 5). Therefore, and taking into account that assets to the Public Sector exceed said limit, on January 19, 2006, the Bank informed the BCRA that it would gradually reduce the ratio of assets subject to exposure to the Public Sector to the extent of the amortization and settlement carried out by the Government on bonds received for asymmetric compensation, in the currency of issuance; and there have been no objections to date.

Communiqué "A" 4546 dated July 9, 2006, provided that, as from July 1, 2007, financial assistance to the Public Sector, covering all concepts (average), may not exceed 35% of total Assets as of the last day of the previous month.

Furthermore, the same criterion will be used by the Bank in the event of being forced to receive financial instruments issued by the Trustee of the Mortgage Loan Refinancing Trust as compensation for Private Sector debts - Law 25798 (see Note 6).

39.2. NET GLOBAL POSITION IN FOREIGN CURRENCY

As a result of the issuance of negotiable obligations and subscription of hedge BODEN US$ 2012 (Note 5), the Bank exceeded the limits established by Communiqué "A" 4503, supplementary rules and amendments, for the Net Global Position in Foreign Currency corresponding to the months of February and March 2006 (average liability position exceeding 30% of the Computable Regulatory Capital as of the previous month's end). Said situation was corrected as to the date of these financial statements for interim periods, thus complying with the regulations in force by means of a swap transaction (Note 20.6).

40. PRIOR YEAR ADJUSTMENT

a. Capitalization of the minimum notional income tax credit.

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated August 09, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE FINANCIAL STATEMENTS
For the period ended June 30, 2006
In comparative format with the Balance Sheet, Memorandum Account and Schedules as of December 31, 2005 and Statement of income, the statement of changes in shareholders' equity and Statement of Source and Application of Funds as of June 30, 2005

As established by BCRA Communication "A" 4295, the Bank capitalized the credit derived from the payment of the minimum notional income tax for the fiscal year 2003 and the amount estimated for the fiscal year 2004, allocating such recovery for Ps. 21,850 for the fiscal year ended December 31, 2005.

b. Observations of the BCRA on the calculation of the compensation for asymmetric pesification pursuant to Sections 28 and 29 of Decree 905/02.

As mentioned in Note 5.1., on April 6, 2005 the Bank's Board of Directors decided to accept the observations made by the BCRA regarding the calculation of the compensation for the asymmetric pesification of assets and liabilities. The Ps. 17,201 thousand amount as of December 31, 2004 that was not covered by an allowance in the fiscal year ended December 31, 2005 has been allocated to Prior year adjustments.

41. PUBLICATION OF FINANCIAL STATEMENTS

In line with the guidelines of Communication "A" 760, the prior involvement of the Argentine Central Bank is not required in order to publish these financial statements.

42. TRUST ACTIVITIES

The Bank acts as trustee under trusts as collateral for certain construction projects, within the framework of its Securitization Operations – Line of Credit for Financing Construction Projects with Transfer of Trust Ownership.

For this transaction a trust is organized as collateral consisting of the assets included in the corresponding contracts, the trust ownership of which is transferred to the Bank as the Trustee. The Bank exercises the powers granted to it under the Trust Agreement to protect the Creditor's interests covered by the collateral. In relation to some of those projects, the Bank has made payments and collections on behalf of the originator and for its account.

43. CONVERSION OF PROVINCIAL PUBLIC DEBT INTO SECURED BONDS

Decree 1579/02 issued by the Executive Branch established that the Trust Fund for Provincial Development should assume the provincial debts instrumented in the form of Government Securities, Treasury Bills or Loans. Furthermore, through Banco de la Nación Argentina, in its capacity as trustee, this Fund was to issue Secured Bonds to offer them as payment for debts of Argentine provinces with banks and financial entities.

The Bank, in its capacity as creditor of various provincial states, presented the documentation corresponding to the offer to accept the conversion of those amounts due into Secured Bonds.

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated August 09, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

On March 19, 2003, the Bank was notified of Resolutions Nos. 742/02 and 765/02 of the Ministry of Economy accepting the Offer for Conversion of Provincial Public Debt into Secured Bonds corresponding to the debts with: i) Province of Formosa, for an original principal amount of US$ 11,627 thousand, the amount to be exchanged being Ps. 16,884 thousand; and ii) Province of Buenos Aires, for an original principal amount of US$ 74,969 thousand, the amount to be exchanged being Ps. 103,347 thousand. Those bonds were deposited in the name of the Bank on July 3, 2003.

On February 26 and March 4, 2004, the Bank was notified of Ministry of Economy and Production Resolution No. 633/03 accepting the Offer to convert Provincial Public Debt into Secured Bonds, corresponding to receivables from: i) Province of Neuquén (Senillosa and Cutral Co Municipalities) for an original principal amount of US$ 2,645 thousand, the amount to be exchanged being Ps. 4,551 thousand; and from ii) Province of Corrientes (Goya and Itati Municipalities) for an original principal amount of US$ 350 thousand, the amount to be exchanged being Ps. 123 thousand. The related bonds were deposited on behalf of the Bank on September 29, 2004.

On October 28, 2004 the bonds corresponding to the debt of the Municipality of Paraná were deposited in favor of the Bank, which was approved by Ministry of Economy and Production Resolution No. 633/03. The original principal amount was US$ 6,297 thousand and the amount to be exchanged, Ps. 4,173 thousand.

On June 3, 2005 the bonds corresponding to the debt of the Municipality of Córdoba were deposited in favor of the Bank, which was approved by Ministry of Economy and Production Resolution No. 633/03. The original principal amount was US$ 1,436 thousand and the amount to be exchanged, Ps. 1,225 thousand.

44. OUT-OF-COURT REORGANIZATION PLAN

On June 9, 2004, the Bank requested approval of an out-of-court reorganization plan from the Federal Court of Original Jurisdiction on Commercial Matters No. 14, Clerk's Office No. 28. On October 29, 2004 that court rejected the plan submitted, because it considered that financial institutions may not resort to this type of proceeding. The Bank filed an appeal against the lower court decision, which was rejected by a decision issued by Division D of the Federal Court of Appeals in Commercial Matters; notice thereof was served in May 31, 2006.

On June 15, 2006, the Bank filed an extraordinary appeal before the Argentine Supreme Court of Justice because of considering the legal basis were sufficient for grounding the Bank's proceedings.

45. DIRECTORS' FEES

On June 22, 2006 the General and Special Shareholders' Meeting decided to repeal the resolution issued by the General Shareholders' Meeting No. 56 held on August 31, 2005, which had approved payment of Ps. 2,771 thousand and Ps. 17,521 thousands for profit sharing and stock appreciation, respectively, to the Executive Committee Directors. Such resolution would have grounded the summary proceedings provided by CNV's

NOTES TO THE FINANCIAL STATEMENTS
For the period ended June 30, 2006
In comparative format with the Balance Sheet, Memorandum Account and Schedules as of December 31, 2005 and Statement of income, the statement of changes in shareholders' equity and Statement of Source and Application of Funds as of June 30, 2005

Resolution No. 15119. In addition, considering the executive functions carried out during the fiscal year ended December 31, 2004, said Directors' fees were established in Ps. 10,527 and, therefore, the fixed term deposits that had been created by those Directors with the funds authorized by General meeting No. 56 were reversed on behalf of the Bank. The repeal of the meeting's resolution dated August 31, 2005, by the Meeting held on June 22, 2006, caused the effects indicated by the second part of Section 254 of the Corporations Law regarding court objections against the resolutions, thus ending the case captioned "National Government – Ministry of Economy w/Banco Hipotecario SA o/non-expedited trial," filed before Clerk's Office No. 17 of the Federal Court in Commercial Matters No. 9.

On the other hand, a resolution issued by the General and Special Shareholders' Meeting held on July 21, 2006, amended section 14 of the Bylaws, indicating that, in the event of no profit distribution, the maximum amount of the directors' fees would account for 5% of the profits net of taxes and that, in the event profits were distributed in cash, such amount would increase proportionally up to a maximum 15% of the taxable profits.

The sanctions applied by Resolution No. 15205 dated September 30, 2005, deriving from the summary proceedings commenced by Resolution No. 15119, both issued by the Argentine Securities Commission, which imposed a joint sanction on the Bank and all its Executive Committee Directors and a warning on the Syndics and on the Head of Market Relations, were downgraded to one fourth in the case of the joint sanction and to reminders in the case of the warnings, by a decision issued by Division E of the Federal Court of Appeals in Commercial Matters dated March 21, 2006. In this regard, the Bank and the sanctioned Directors filed an extraordinary appeal before the Argentine Supreme Court of Justice.

It is worth mentioning that the financial statements for the fiscal years ended December 31, 2004 and 2005, include liability provisions charged to Miscellaneous Losses for Ps. 21,870 thousand and Ps. 33,557 thousand, respectively, which reflect the calculations made to cover the liabilities inherent to profit sharing and stock appreciation rights (Note 23). Likewise, these financial statements for interim periods include Liabilities' provisions for Ps. 30,099 thousand deriving from the calculations made to cover the following: the new Directors' fees approved by a Resolution issued by the Shareholders' Meeting held on June 22, 2006; the Directors' fees covering all concepts for fiscal year 2005, approved by a resolution issued by the Shareholders' Meeting held on July 21, 2006; the re-calculation of the amount allocated to the Executive Committee Directors for the fiscal year 2004, approved by a Resolution issued by the Shareholders' Meeting held on June 22, 2006; and the Managers' wages. On the other hand, as of June 30, 2006, Ps. 13,985 thousand had been recorded under Miscellaneous Receivables for advances of fiscal year 2004 wages. On July 24, 2006, such advances were cancelled by fixed term placements with the Bank, made by the abovementioned Directors.

46. SUBSEQUENT EVENTS

46.1. TOTAL ABSORPTION OF ACCUMULATED LOSSES

The General and Special Shareholders' Meeting held on July 21, 2006, issued a decision to fully absorb the Accumulated Losses amounting to Ps. 2,272,195 thousand, by using the following: Optional Reserves of Ps.

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated August 09, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE FINANCIAL STATEMENTS
For the period ended June 30, 2006
In comparative format with the Balance Sheet, Memorandum Account and Schedules as of December 31, 2005 and Statement of income, the statement of changes in shareholders' equity and Statement of Source and Application of Funds as of June 30, 2005

169,608 thousand, Legal Reserve of Ps. 1,022,078 thousand, Irrevocable Contributions for Future Capital Increases of Ps. 1 thousand and Equity Adjustments of Ps. 1,080,508 thousand.

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated August 09, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

BANCO Hipotecario

CONSOLIDATED FINANCIAL STATEMENTS

For the period ended 06-30-06
In comparative format with the previous year

In thousands of pesos

		2006	2005
	ASSETS		
A	**Cash and cash resources**	**327,856**	**294,813**
	Cash	42,900	58,553
	Banks and correspondents	284,956	112,569
	Others	-	123,691
B	**Government and Corporate Securities (Note 2.4.)**	**2,802,402**	**2,219,553**
	Holdings in investment accounts	1,992,485	1,709,226
	Holdings of trading securities	210,494	189,247
	Unlisted government securities	204,733	239,504
	Investments in listed corporate securities	176,622	31,367
	Securities issued by the BCRA	218,068	50,220
	Allowance for impairment of value	-	(11)
C	**Loans (Schedule B and Note 2.5.)**	**2,400,272**	**2,206,992**
	To the non-financial public sector	250,941	278,112
	To the financial sector	16,226	23,070
	To the non-financial private sector and residents abroad	2,278,402	2,078,553
	Overdraft facilities	241,082	217,183
	Promissory notes	29,571	15,969
	Mortgage loans	1,549,005	1,552,110
	Pledge loans	4,259	5,912
	Unallocated collections	(549)	(16,451)
	Consumer loans	237,324	159,629
	Credit cards	102,830	57,343
	Others	86,195	59,484
	Documented interest	(503)	(269)
	Accrued interest and quotation differences receivable	29,188	27,643
	Allowances	(145,297)	(172,743)
D	**Other receivables for financial transactions (Schedule B and Note 2.6.)**	**3,002,793**	**2,832,859**
	Argentine Central Bank	3,529	3,160
	Amounts receivable for spot and forward sales to be settled	8,230	694
	Securities to be received under spot and forward purchases to be settled	1,938,595	1,513,146
	Balances of forward transactions not yet settled without delivery of underlying asset	45,812	21,174
	Others not included in the debtor classification regulations	841,021	1,111,655
	Others included in the debtor classification regulations	189,145	203,993
	Accrued interest receivable included in the debtor classification regulations	10,301	12,212
	Allowances	(33,840)	(33,175)

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated
August 09, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 - F° 17
Gabriel R. Martini
Public Accountant (UBA)
C.P.C.E. Autonomous City of Buenos Aires
T° 201 F° 24

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

BANCO Hipotecario

CONSOLIDATED FINANCIAL STATEMENTS
For the period ended 06-30-06
In comparative format with the previous year

		2006	2005
F	**Investments in other Companies (Note 2.7.)**	**38,472**	**5,949**
	Others	38,472	5,949
G	**Miscellaneous Receivables (Schedule B and Note 2.8.)**	**254,190**	**478,829**
	Minimum notional income tax credit	62,457	25,107
	Others	196,836	463,176
	Accrued interest receivable	1	-
	Allowances	(5,104)	(9,454)
H	**Bank premises and equipment (Note 2.9.)**	**86,224**	**88,574**
I	**Miscellaneous Assets (Note 2.9.)**	**24,040**	**24,633**
J	**Intangible Assets (Note 2.11.)**	**5,412**	**8,465**
	Organization and development expenses	5,412	8,465
K	**Unallocated Items**	**71**	**19**
	TOTAL ASSETS	**8,941,732**	**8,160,686**

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated
August 09, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 - F° 17
Gabriel R. Martini
Public Accountant (UBA)
C.P.C.E. Autonomous City of Buenos Aires
T° 201 F° 24

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

BANCO
Hipotecario

CONSOLIDATED FINANCIAL STATEMENTS
For the period ended 06-30-06
In comparative format with the previous year

		2006	2005
	LIABILITIES		
M	**Deposits (Note 2.12.)**	**614,787**	**527,688**
	Non-financial public sector	68,642	34,379
	Financial sector	3,943	3,903
	Non-financial private sector and residents abroad	542,202	489,406
	Current accounts	2,623	4,789
	Savings accounts	141,724	126,094
	Time deposits	356,840	291,381
	Investment accounts	26,000	56,700
	Others	10,663	7,589
	Accrued interest and quotation differences payable	4,352	2,853
N	**Other Liabilities for Financial Transactions (Note 2.13.)**	**5,664,679**	**5,115,377**
	Argentine Central Bank – Others	198,329	500,375
	Others	198,329	500,375
	Banks and international entities	246,784	303,150
	Unsubordinated negotiable obligations	3,253,792	2,679,612
	Amounts payable under spot and forward purchases to be settled	1,642,825	1,358,627
	Securities to be delivered under spot and forward sales to be settled	6,200	690
	Premiums on options written	1,674	32
	Loans from domestic financial institutions	140,297	57,079
	Balances of transactions not yet settled without delivery of underlying asset	3,320	-
	Others	76,184	139,482
	Accrued interest and quotation differences payable	95,274	76,330
O	**Miscellaneous liabilities**	**68,129**	**56,247**
	Fees	3,909	2,806
	Others	64,220	53,441
P	**Allowances**	**205,577**	**209,740**
R	**Unallocated Items**	**3,521**	**2,542**
	TOTAL LIABILITIES	6,556,693	5,911,594
T	**Minority interest**	**31,634**	**31,977**
	SHAREHOLDERS' EQUITY (Note 2.19.)	2,353,405	2,217,115
	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	8,941,732	8,160,686

Notes are an integral part of these consolidated financial statements.

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated
August 09, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 - F° 17
Gabriel R. Martini
Public Accountant (UBA)
C.P.C.E. Autonomous City of Buenos Aires
T° 201 F° 24

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

BANCO
Hipotecario

CONSOLIDATED INCOME STATEMENT

For the period ended 06-30-06
In comparative format with the same period of the previous year
In thousands of pesos

	2006	2005
A. Financial Income	**359,211**	**368,767**
Interest on cash and cash resources	1,859	684
Interest on loans to the financial sector	1,389	628
Interest on overdraft facilities	10,631	3,259
Interest on promissory notes	917	1
Interest on mortgage loans	76,514	71,204
Interest on pledge loans	362	158
Interest on credit card loans	4,937	608
Interest on other loans	31,464	10,953
Interest on other receivables for financial transactions	10,357	17,209
Net income from government and corporate securities	143,872	62,102
Net loss on options	-	1,643
Net income from secured loans – Decree 1387/01	1,729	17,796
Adjustment from application of CER	58,269	89,966
Adjustment from application of CVS	573	1,676
Others	16,338	90,880
B. Financial Expenses	**202,219**	**252,253**
Interest on current account deposits	107	229
Interest on savings account deposits	1,872	1,291
Interest on time deposits	10,428	3,395
Interest on loans from financial sector	2,997	79
Interest on other liabilities for financial transactions	133,793	83,183
Other interest	3,460	22,578
Net loss on options	1,159	-
Adjustment from application of CER	14,650	118,816
Others	33,753	22,682
GROSS INTERMEDIATION MARGIN	**156.992**	**116,514**
C. Loan Loss Provision	**705**	**10,078**
D. Income from services	**55,487**	**36,654**
Linked with lending transactions	-	-
Linked with lending transactions	8,716	1,189
Linked with borrowing transactions	2,484	1,689
Other commissions	-	-
Others	44,287	33,776
E. Expenses for Services	**29,200**	**14,015**
Commissions	8,967	4,175
Others	20,233	9,840

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated
August 09, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 - F° 17
Gabriel R. Martini
Public Accountant (UBA)
C.P.C.E. Autonomous City of Buenos Aires
T° 201 F° 24

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

BANCO Hipotecario

CONSOLIDATED INCOME STATEMENT
For the period ended 06-30-06
In comparative format with the same period of the previous year
In thousands of pesos

	2006	2005
F. Administrative expenses	90,657	60,807
Personnel expenses	47,872	31,778
Directors' and syndics' fees	1,910	1,654
Other fees	9,781	4,438
Advertising and publicity	9,371	3,991
Taxes	5,129	4,682
Other operating expenses	14,224	12,200
Others	2,370	2,064
NET INCOME FROM FINANCIAL TRANSACTIONS	91,917	68,268
G. Minority interest	(139)	1,126
H. Miscellaneous income	98,131	51,976
Loss on long-term investments	-	96
Penalty interest	2,777	4,494
Loans recovered and allowances reversed	55,431	38,715
Others	39,923	8,671
I. Miscellaneous losses	52,940	40,851
Loss on long-term investments	1	-
Penalty interest and charges in favor of the BCRA	1,509	16
Loan loss provision for miscellaneous receivables and other provisions	18,631	31,399
Others	32,799	9,436
NET INCOME BEFORE INCOME TAX	136,969	80,519
J. Income tax (Note 2.17.)	679	-
NET INCOME FOR THE PERIOD - INCOME	136,290	80,519

Notes are an integral part of these consolidated financial statements.

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated
August 09, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 - F° 17
Gabriel R. Martini
Public Accountant (UBA)
C.P.C.E. Autonomous City of Buenos Aires
T° 201 F° 24

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

BANCO Hipotecario

CONSOLIDATED STATEMENT OF SOURCE AND APPLICATION OF FUNDS

For the period ended 03-30-06

In comparative format with the same period of the previous year

In thousands of pesos	2006	2005
Changes in funds		
Cash and cash resources at beginning of year	294,813	341,762
Increase (decrease) in funds	33,043	(27,703)
Cash and cash resources at end of period	327,856	314,059
Reasons for changes in funds		
Plus:		
Financial income collected	282,097	256,952
Income from services collected	55,487	36,654
Less:		
Financial expenses paid	169,578	117,962
Expenses for services paid	29,200	14,015
Administrative expenses paid	86,403	56,595
Funds provided by (used in) ordinary transactions	52.403	105,034
Other sources of funds	550.711	448,834
Net increase in deposits	87,099	193,012
Net increase in other liabilities for financial transactions	222,922	-
Net increase in other liabilities	14,938	472
Net decrease in other receivables for financial transactions	31,946	106,129
Net decrease in government and corporate securities	-	131,372
Decrease in loans	-	8,029
Net decrease in other assets	193,806	-
Other sources of funds	-	9,820
Total sources of funds	**603.114**	**553,868**
Other uses of funds	570.071	581,571
Net increase in government and corporate securities	272,731	-
Net increase in loans	253,430	-
Net increase in other assets	-	55,996
Net decrease in other liabilities for financial transactions	-	525,575
Other uses of funds	43,910	-
Total uses of funds	**570,071**	**581,571**
Increase (decrease) in funds	33,043	(27,703)

Notes are an integral part of these consolidated financial statements.

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated
August 09, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 - F° 17
Gabriel R. Martini
Public Accountant (UBA)
C.P.C.E. Autonomous City of Buenos Aires
T° 201 F° 24

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

BANCO Hipotecario

CONSOLIDATED MEMORANDUM ACCOUNTS

For the period ended 06-30-06
In comparative format with the previous year
In thousands of pesos

	2006	2005
DEBIT	**12,870,640**	**13,086,159**
Contingencies	**7,125,905**	**8,321,368**
Loans obtained (unused balances)	80,683	80,683
Guarantees received	1,592,990	1,563,058
Others not included in the debtor classification regulations	3,477,299	4,334,515
Contingencies – re. contra items	1,974,933	2,343,112
Control	**4,048,719**	**3,730,501**
Loans classified as non-recoverable	1,076,256	1,108,354
Others	2,433,651	2.227.314
Control – re. contra items	538,812	394,833
Derivatives	**1,659,234**	**1,009,423**
"Notional" value of forward transactions without delivery of the underlying asset	307,300	515,244
Interest rate swap	308,480	-
Derivatives - re. contra items	1,043,454	494,179
Trust activities	**36.782**	**24,867**
Trust funds	36,782	24,867
CREDIT	**12,870,640**	**13,086,159**
Contingencies	**7,125,905**	**8,321,368**
Loans granted (unused balances) included in the debtor classification regulations (Schedule B)	112,710	60,511
Guarantees provided to the BCRA	142,724	357,542
Other guarantees provided not included in the the debtor classification regulations	127,263	311,177
Contingencies – re. contra items	6,743,208	7,592,138
Control	**4,048,719**	**3,730,501**
Amounts to be credited	287,303	154,314
Others	214,031	242.282
Control – re. contra items	3,547,385	3,333,905
Derivatives	**1,659,234**	**1,009,423**
"Notional" value of call options written	11,256	109
"Notional" value of forward transactions without delivery of the underlying asset	1,051,746	494,070
Derivatives re. contra items	596,232	515,244
Trust activities	**36.782**	**24,867**
Trust accounts re. contra items	36,782	24,867

Notes are an integral part of these consolidated financial statements.

Guillermo C. Martinz
General Accounting
Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our
report dated
August 09, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 - F° 17
Gabriel R. Martini
Public Accountant (UBA)
C.P.C.E. Autonomous City of Buenos Aires
T° 201 F° 24

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

BANCO Hipotecario

For the period ended 06-30-06
In comparative format with the previous year
In thousands of pesos

SCHEDULE B

CONSOLIDATED CLASSIFICATION OF FINANCING ACCORDING TO STATUS AND GUARANTEES RECEIVED

COMMERCIAL PORTFOLIO	2006	2005
Normal situation	**748,940**	**724,973**
With "B" preferred collateral and counter-guarantees	64	853
Without any preferred collateral or counter-guarantees	748,876	724,120
Potential risk	**3,592**	**6,621**
With "B" preferred collateral and counter-guarantees	-	-
Without any preferred collateral or counter-guarantees	3,592	6,621
Problematic	**9,208**	**5,246**
With "B" preferred collateral and counter-guarantees	1,286	-
Without any preferred collateral or counter-guarantees	7,922	5,246
High risk of insolvency	**1,385**	**1,212**
With "B" preferred collateral and counter-guarantees	173	-
Without any preferred collateral or counter-guarantees	1,212	1,212
Uncollectible	**164**	**154**
With "B" preferred collateral and counter-guarantees	-	1
Without any preferred collateral or counter-guarantees	164	153
Uncollectible for technical reasons	-	-
With "B" preferred collateral and counter-guarantees	-	-
Without any preferred collateral or counter-guarantees	-	-
TOTAL COMMERCIAL PORTFOLIO	763,289	738,206

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated August 09, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 - F° 17
Gabriel R. Martini
Public Accountant (UBA)
C.P.C.E. Autonomous City of Buenos Aires
T° 201 F° 24

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

In thousands of pesos

CONSOLIDATED CLASSIFICATION OF FINANCING ACCORDING TO STATUS AND GUARANTEES RECEIVED

CONSUMER AND HOUSING PORTFOLIO	2006	2005
Normal performance	**1,842,372**	**1,650,965**
With "B" preferred collateral and counter-guarantees	1,438,435	1,371,076
Without any preferred collateral or counter-guarantees	403,937	279,889
Inadequate performance	**88,802**	**80,573**
With "B" preferred collateral and counter-guarantees	66,997	67,264
Without any preferred collateral or counter-guarantees	21,805	13,309
Deficient performance	**40,004**	**43,090**
With "B" preferred collateral and counter-guarantees	24,203	35,411
Without any preferred collateral or counter-guarantees	15,801	7,679
Difficult collection	**58,805**	**61,336**
With "B" preferred collateral and counter-guarantees	25,516	48,212
Without any preferred collateral or counter-guarantees	33,289	13,124
Uncollectible	**38,528**	**53,406**
With "B" preferred collateral and counter-guarantees	15,900	17,766
Without any preferred collateral or counter-guarantees	22,628	35,640
Uncollectible for technical reasons	**25,925**	**28,875**
With "B" preferred collateral and counter-guarantees	20,416	22,475
Without any preferred collateral or counter-guarantees	5,509	6,400
TOTAL CONSUMER AND HOUSING PORTFOLIO	**2,094,436**	**1,918,245**
GENERAL TOTAL	**2,857,725**	**2,656,451**

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated
August 09, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 - F° 17
Gabriel R. Martini
Public Accountant (UBA)
C.P.C.E. Autonomous City of Buenos Aires
T° 201 F° 24

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the period ended June 30, 2006
In comparative format with the Balance Sheet, Memorandum Account and Schedules as of December 31, 2005 and Statement of income, the statement of changes in shareholders' equity and Statement of Source and Application of Funds as of June 30, 2005

1. CONSOLIDATION BASIS

These financial statements reflect the consolidated operations carried out by Banco Hipotecario Sociedad Anónima and BACS Banco de Crédito y Securitización Sociedad Anónima in the period ended June 30, 2006 and the fiscal year ended December 31, 2005, and by BHN Sociedad de Inversión Sociedad Anónima in the period ended March 31, 2005, and the fiscal year ended December 31, 2005.

Although Banco Hipotecario Sociedad Anónima has held, since October 3, 2000, a controlling interest in VR-Tasaciones y Certificaciones Sociedad Anónima, such interest has not been consolidated because the Management does not believe it to be significant.

The equity investments held by the Bank in the consolidated and non-consolidated companies as of June 30, 2006 are as follows:

- BACS Banco de Crédito y Securitización Sociedad Anónima: 43,750,000 ordinary book-entry shares with a value of $1 each and entitled to one vote per share, which represent 70% of the capital stock.
- BHN Sociedad de Inversión Sociedad Anónima: 17,999,920 ordinary book-entry shares with a value of $1 each and entitled to one vote per share, which represent 99.99% of the capital stock.
- VR – Tasaciones y Certificaciones Sociedad Anónima: 100,000 ordinary shares with a value of $1 each and entitled to one vote per share, which represent 100% of the capital stock.

BHN Sociedad de Inversión Sociedad Anónima has valued its equity investment in Mortgage Systems International LLC ("MSI") as of December 31, 2005 based on financial statements non audited as to said date.

The procedure followed by the Bank to include the controlled investees BHN Sociedad de Inversión Sociedad Anónima –consolidated– and BACS Banco de Crédito y Securitización Sociedad Anónima's accounts was as follows:

1.1. The Bank's Financial Statements have been prepared in line with the valuation and disclosure standards laid down by the Argentine Central Bank and include the balances reported in its Balance Sheet, Income Statement, Memorandum Accounts, Statement of Source and Application of Funds and Exhibit B, which have been consolidated on a line-by-line basis.

1.2. Items arising from intercompany transactions within the consolidated entities have been eliminated from the Balance Sheet, Income Statement, Memorandum Accounts, Statement of Source and Application of Funds and Exhibit B.

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated August 09, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the period ended June 30, 2006
In comparative format with the Balance Sheet, Memorandum Account and Schedules as of December 31, 2005 and Statement of income, the statement of changes in shareholders' equity and Statement of Source and Application of Funds as of June 30, 2005

1.3. The portion of the Shareholders' Equity corresponding to the minority interest has been disclosed in the Consolidated Balance Sheet, in the line captioned "Minority Interest".

1.4. The portion of the net income/(loss) on the minority interest has been disclosed in the Consolidated Income Statement, in the line captioned "Minority Interest".

2. BASIS FOR THE PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements of Banco Hipotecario Sociedad Anónima have been prepared in line with the provisions of Argentine Central Bank Communication "A" 2813 and supplementary rules, as amended, regarding financial reporting requirements for the publication of quarterly and annual financial statements and observing the guidelines of Technical Pronouncement No. 21 of the Argentine Federation of Professional Councils of Economic Sciences (F.A.C.P.C.E.).

The consolidated financial statements of BHN Sociedad de Inversión Sociedad Anónima and the individual financial statements of BACS Banco de Crédito y Securitización Sociedad Anónima have been prepared following similar criteria to those applied by Banco Hipotecario Sociedad Anónima.

As from January 1, 2002, as a result of the application of Communication "A" 3702 which established the repeal of any legal and regulatory rule that did not allow the restatement of the accounting balances at period-end currency values, the Bank has resumed the application of the adjustment for inflation following the restatement method established by Technical Pronouncement No. 6 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE).

On March 25, 2003, the Executive Branch issued Decree 664 establishing that the financial statements for years ending as from that date are to be stated in nominal currency. Consequently, in accordance with Communication "A" 3921 of the BCRA, restatement of the financial statements was discontinued as from March 1, 2003.

The principal disclosure and valuation criteria followed for preparing these financial statements is described below:

2.1. Foreign currency assets and liabilities

US dollar assets and liabilities have been valued at the rate of exchange between the peso and the US dollar published by the Argentine Central Bank. Assets and liabilities valued in foreign currencies other than the US dollar were converted into the latter currency using the swap rates communicated by the Argentine Central Bank's operations desk, in force at the close of operations on the last business day of the period ended June 30, 2006 and the fiscal year ended December 31, 2005.

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated August 09, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the period ended June 30, 2006
In comparative format with the Balance Sheet, Memorandum Account and Schedules as of December 31, 2005 and Statement of income, the statement of changes in shareholders' equity and Statement of Source and Application of Funds as of June 30, 2005

2.2. Gold and other precious metals

Holdings of gold and silver were valued at the latest selling quotation on the London market, in US dollars, net of the direct selling expenses, converted into pesos at the rate of exchange between the peso and the US dollar published by the Argentine Central Bank, in force at the close of operations on the last business day of the period ended June 30, 2006 and the fiscal year ended December 31, 2005.

In accordance with Communication "A" 2290 of the Argentine Central Bank, as of December 31, 2005, holdings of silver were included under Cash and cash resources, taking into account that: i) their market value arises from daily quotations of relevant transactions and ii) they are minted or represent "good delivery bars" in accordance with the regulations of the Governing Entity.

2.3. Interest accruals and adjustments of principal amounts (CER and CVS)

Interest accruals were determined using the exponential method for all lending and certain borrowing transactions in local and foreign currency the total term of which was more than 92 days, and interest accruals for loans overdue more than ninety days were discontinued.

Adjustments of principal amounts from application of the CER and CVS were accrued as established by Argentine Central Bank regulations, and interest accruals on loans overdue more than ninety days were discontinued.

2.4. Government and corporate securities

Listed - In Argentina and abroad:

The securities classified as "Holdings of trading securities", "Investment in listed corporate securities" and "Securities issued by the BCRA" have been valued at period or year-end market quotation, as the case may be.

The BODEN 2012 Government securities in US$ classified as "Holdings in investment accounts" have been recognized at their technical value, in accordance with the whereas clauses of Communication "A"3785, supplementary rules and amendments. Such technical values increase on the basis of interest accrued under the issue terms and conditions at the end of each year or period. The new foreign currency balance is converted into pesos at the reference exchange rate published by the Argentine Central Bank.

The National Government Securities originally issued in foreign currency subject to Argentine legislation have been converted into pesos at the exchange rate of $ 1.40 per US dollar, as provided for by Law 25561, Decree 214 and complementary rules and amendments.

Unlisted

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated August 09, 2006
PRICE WATERHOUSE & Co. S.R.L.
(Partner)
C.P.C.E.C.A.B.A. T° 1 F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the period ended June 30, 2006
In comparative format with the Balance Sheet, Memorandum Account and Schedules as of December 31, 2005 and Statement of income, the statement of changes in shareholders' equity and Statement of Source and Application of Funds as of June 30, 2005

The Bank has recorded Secured Bonds issued by the Fiduciary Fund for Provincial Development received within the framework of Decree 1579/02, Ministry of Economy Resolution 539/02 and supplementary rules. These bonds have been stated at the lower of average book value (for those securities that will be used as collateral for the subscription of Coverage Bonds) or present or technical value (for the other securities), following the guidelines established by Communication "A" 3911, complementary rules and amendments.

The Discount Bonds exchanged in the sovereign debt restructuring process have been valued according to the criteria established by Communication "A" 4270, supplementary rules and amendments thereto, at the lower value arising from comparing the aggregate nominal cash flow until maturity, under the issuance conditions for the new securities, with the carrying value of the securities offered, which is equivalent to the present value of the Secured Bonds.

2.5. Loans

The portfolio of performing loans and loans due ninety days or less has been valued in terms of the principal amounts actually lent, plus capitalized interest, net of principal amortization collected and debt balance refinancing, plus adjustments (from the application of the CER, and CVS where applicable) and accrued interest receivable and less the estimated reserve for loan losses.

Loans secured under Decree 1387/01 have been valued in accordance with the guidelines of BCRA Communication "A" 3911, complementary rules and amendments, as follows:

i) those that are part of the portfolio, at the lower of present value (cash flows according to contract conditions, discounted at the rates of interest established by the BCRA) or technical value (amount index-adjusted by applying the CER, where applicable, plus interest accrued according to contract conditions). This value is compared to the theoretical value (book value at February 28, 2003, net of the offsetting account, plus adjustment by the CER, where applicable). The differences resulting from this comparison are shown in an asset offsetting account,

ii) as of December 31, 2005, loans reserved to be used as collateral for the advances granted by the BCRA for the subscription of the Coverage Bonds established by Decree 905/02, at their average book value established by Communication "A" 3756.

Other loans to the public sector, not included in the preceding paragraph:

i) at the lowest of their present value o technical value (Communiqué "A" 3911, supplementary rules and amendments,

ii) those originally granted in foreign currency have been converted into pesos at the exchange rate of $1.40 per US dollar, as established by Law 25561, Decree 214 and complementary rules and amendments. Since February 3, 2002, the CER has been applied to the amount of those loans and

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated
August 09, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the period ended June 30, 2006
In comparative format with the Balance Sheet, Memorandum Account and Schedules as of December 31, 2005 and Statement of income, the statement of changes in shareholders' equity and Statement of Source and Application of Funds as of June 30, 2005

maximum rates have been established, in accordance with Decree 1579/02, if those assets were subjected to the Exchange of Provincial Public Debt.

Loans to the non-financial private sector originally granted in foreign currency have been converted into pesos at the exchange rate of $1.00 per US dollar, as established by Law 25561, Decree 214 and complementary rules and amendments. Since February 3, 2002, the CER and CVS have been applied to the amount of those loans and maximum rates have been established, depending on the borrower.

2.6. Other receivables for financial transactions:

The individual mortgage loans the fiduciary ownership of which was transferred by the Bank and recorded in this caption have been valued and converted into pesos following the criterion described in points 2.3. and 2.5.

The amount recorded in the account captioned "Other not included in the debtor classification regulations - Compensation to be received from the National Government" includes the amount in pesos equivalent to the technical value of the bonds to be received, in accordance with sections 28 and 29 of Decree 905, until the Argentine Central Bank credits the remaining BODEN 2012 in US dollars requested in compliance with that regulation.

The Bank has also carried out a total return swap transaction involving the forward purchase by the Bank of its own shares. The rights arising from this purchase have been valued at year-end market value of the underlying asset.

The rights arising from currency swap transactions carried out as a hedge for the restructured obligations issued in Euros have been valued at the quotation of that currency following the criterion described in point 3.1.

The financial trust participation certificates have been valued according to the equity method of accounting.

Financial trust debt securities have been stated at face value, index-adjusted by applying the CER to the appropriate instruments, plus interest accrued until the end of the period or fiscal year, less the negative amount of the Participation Certificates, as the case may be, reported by the Trustee.

Currency swap transactions carried out as a hedge for the Bank's exposure to foreign currency-denominated liabilities, without transfer of the principal, have been valued according to the net asset or liability position derived from variations in the underlying assets.

Underlying assets of repo transactions with BODEN 2012 have been valued following the criteria mentioned in the second paragraph of point 2.4.

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated
August 09, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the period ended June 30, 2006
In comparative format with the Balance Sheet, Memorandum Account and Schedules as of December 31, 2005 and Statement of income, the statement of changes in shareholders' equity and Statement of Source and Application of Funds as of June 30, 2005

The interest rate swap transaction carried out for the purposes of hedging assets and liabilities with fixed and floating rates has been valued in accordance with the unsettled balances of agreed upon lending and borrowing interests rates.

2.7. Investments in other companies:

This caption mainly includes the equity investments held by the Bank in:

- BHN Inmobiliaria Sociedad Anónima, Controlled investee engaged in non-homogeneous activities. This equity investment has been recorded according to the equity method of accounting, as of December 31, 2005.

- Other equity investments: Mercado Abierto Electrónico Sociedad Anónima, ACH Sociedad Anónima, VR-Tasaciones y Certificaciones Sociedad Anónima, Mortgage.com Inc. and VR-Particulares Sociedad Anónima. These equity investments have been recorded at the lower of cost or estimated recoverable value.

2.8. Miscellaneous receivables

BODEN 2012 deposited in escrow have been valued following the criteria specified in the second paragraph of item 2.4.

2.9. Bank premises and equipment and miscellaneous assets:

These assets are recorded at cost restated in constant monetary units until February 28, 2003, net of accumulated depreciation calculated following the straight-line method, based on the estimated useful life of the assets. The cost of assets added before December 31, 1994 is restated in constant currency as of that date, while subsequent transactions are valued in current purchasing power values of the period or year to which they correspond.

The Bank records in "Miscellaneous assets – Assets acquired through foreclosures" housing units added to the Bank's assets in repayment of mortgage loans. These housing units have been valued at the lower of market value or the value of the loan, net of allowances.

The net book values of the assets taken as a whole, except for the assets intended for sale, which do not exceed their estimated recovery value, do not exceed their net realizable value.

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated August 09, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the period ended June 30, 2006
In comparative format with the Balance Sheet, Memorandum Account and Schedules as of December 31, 2005 and Statement of income, the statement of changes in shareholders' equity and Statement of Source and Application of Funds as of June 30, 2005

2.10. Housing, life and unemployment insurance premiums in lending transactions:

The Bank's policy is to recognize the premium income when the corresponding loan installment accrues, except for those loans that are more than ninety days in arrears, and to allocate the expenditures for claims to the net income/(loss) for the period or year in which they occur.

The Bank has set up a reserve of Ps. 12,013 thousand, which is included in Shareholders' Equity – Profit reserves – Others and a reserve for pending insurance claims for Ps. 11,733 thousand and Ps. 10,843 thousand as of June 30, 2006, and December 31, 2005, respectively, which is shown in the Provisions caption under Liabilities.

2.11. Intangible assets

These assets represent organization and systems development expenses incurred by Banco Hipotecario S.A. and organization expenses due to the establishment and start-up and implementation of computer software of BHN Sociedad de Inversión Sociedad Anónima and BACS Banco de Crédito y Securitización Sociedad Anónima. These assets have been restated in constant monetary units of February 28, 2003, and are being amortized monthly according to the straight-line method, based on their estimated useful life.

2.12. Deposits

Deposits have been valued at their placement value, plus adjustments from application of the CER and accrued interest, where applicable. The fixed return on each transaction is accrued on an exponential basis, while the variable return on time deposits adjusted by applying the CER and included in "Investment Accounts" is accrued at the pro rata rate of return agreed upon based on the improvement in the price of the financial asset or financial asset indicator, between the time the transaction is arranged and the end of the month.

Deposits originally made in foreign currency have been converted into pesos at the exchange rate of $ 1.40 per US dollar, as established by Law 25561, Decree 214 and complementary rules and amendments. Since February 3, 2002, the CER has been applied to those deposits.

2.13. Other liabilities for financial transactions

US dollar-denominated obligations under currency swap transactions carried out as a hedge for restructured obligations issued in Euros have been valued according to the criterion described in point 2.1.

Obligations arising under swap transactions as a hedge for the liability position in pesos adjustable by applying the CER have been valued according to the criterion described in point 2.6.

Guillermo C. Martinz
General Accounting
Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated
August 09, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the period ended June 30, 2006
In comparative format with the Balance Sheet, Memorandum Account and Schedules as of December 31, 2005 and Statement of income, the statement of changes in shareholders' equity and Statement of Source and Application of Funds as of June 30, 2005

The interest rate swap transaction carried out for the purposes of hedging assets and liabilities with fixed and floating rates has been valued in accordance with the unsettled balances of agreed upon lending and borrowing interests rates.

2.14. Valuation of options

Premiums on call options written and bought have been accrued on a linear basis during the life of the contract.

The balances of the accounts reflecting the contingent liabilities assumed as a result of the call options written are adjusted at closing date market price of the securities traded and recorded under memorandum accounts.

2.15. Provisions

The Bank estimates contingencies and records them in Provisions, under Liabilities. These provisions cover various items, such as insurance risk, provisions for lawsuits, other contingencies, etc.

2.16. Dismissal indemnities

The Bank does not set up any provisions to cover the risk of dismissal indemnities involving the staff. The disbursements in respect thereof are charged to the results for the year in which they occur.

2.17. Income Tax

Pursuant to Article 28 of Law 24.855, Banco Hipotecario Sociedad Anónima is subject to income tax, except for all the housing loan transactions carried out prior to October 23, 1997, date of registration of its by-laws with the Superintendency of Corporations.

The Bank charges to income and sets up a provision for the income tax determined based on the transactions subject to this tax in the fiscal year in which those transactions are carried out.

2.18. Minimum notional income tax

In view of the option granted by the BCRA by means of Communication "A" 4295, as of June 30, 2006 the Bank capitalized the tax amount paid in fiscal years 1999 through 2005 as a minimum notional income tax credit, based on prepared projections and recovery possibilities.

2.19. Shareholders' Equity

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated
August 09, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the period ended June 30, 2006
In comparative format with the Balance Sheet, Memorandum Account and Schedules as of December 31, 2005 and Statement of income, the statement of changes in shareholders' equity and Statement of Source and Application of Funds as of June 30, 2005

a. Capital stock, reserves and capital adjustment:

The Shareholders' Equity account activity and balances prior to December 31, 1994 have been restated in the currency values prevailing at that date, following the method mentioned in the first paragraph of this Note. The transactions carried out subsequent to that date have been recorded in currency values of the period to which they correspond. The balances of the Shareholders' Equity accounts at June 30, 2006 have been restated in the currency value of February 28, 2003. The adjustment derived from the restatement of the balance of "Capital Stock" was allocated to "Equity Adjustments".

b. Results:

Income and expenses for the year have been restated into year-end currency regardless of whether they have been collected or paid.

c. Prior year adjustment

1. Capitalization of the minimum notional income tax credit.

As established by BCRA Communication "A" 4295, the Bank capitalized the credit derived from the payment of the minimum notional income tax for the fiscal year 2003 and the amount estimated for the fiscal year 2004, allocating such recovery for Ps. 21,850 for the fiscal year ended December 31, 2005.

2. *Observations of the BCRA on the calculation of the compensation for asymmetric pesification pursuant to Sections 28 and 29 of Decree 905/02.*

On April 6, 2005 the Bank's Board of Directors decided to accept the observations made by the BCRA regarding the calculation of the compensation for the asymmetric pesification of assets and liabilities. The Ps. 17,201 thousand amount as of December 31, 2004 that was not covered by an allowance in the fiscal year ended December 31, 2005 has been allocated to Prior year adjustments.

The preparation of the financial statements requires that the Bank's Board of Directors perform estimates affecting assets and liabilities, the net income/(loss) for the fiscal year and the determination of contingent assets and liabilities at the date thereof. Since these estimates involve value judgments regarding the probability of occurrence of future events, the actual net income/(loss) may differ from the estimated amount and thus generate losses or profits affecting subsequent periods. All legal and regulatory rules in force at the date of presentation of these financial statements have been considered.

The financial statement figures for the previous year or period, presented for comparative purposes, include certain reclassifications and adjustments that contemplate specific disclosure criteria so as to present them on a consistent basis with those of the current period.

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated
August 09, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the period ended June 30, 2006
In comparative format with the Balance Sheet, Memorandum Account and Schedules as of December 31, 2005 and Statement of income, the statement of changes in shareholders' equity and Statement of Source and Application of Funds as of June 30, 2005

3. DIFFERENCES BETWEEN ARGENTINE CENTRAL BANK REGULATIONS AND PROFESSIONAL ACCOUNTING STANDARDS

Below is a detail of the main differences between the Argentine Central Bank regulations and professional accounting standards, considering the statement made in the first part of Note 3:

3.1. Valuation criteria

a) Compensation to be received, per Sections 28 and 29 of National Executive Branch Decree 905/02, and investment account securities

As of June 30, 2006 and December 31, 2005, the Bank carries the government securities received and to be received in the "Government Securities – holdings in investment accounts" and "Other Receivables for financial transactions - Other not included in the debtor classification regulations" captions, respectively, arising from the compensation established by Sections 28 and 29 of National Executive Branch Decree 905/02.

Under professional accounting standards, those assets should be valued at their quotation values net of estimated selling expenses, charging the quotation differences to the results for each period, except there is a possibility and intention to carry them until maturity.

b) Allowances for receivables from the non-financial public sector

Current regulations on the setting up of allowances issued by the Argentine Central Bank provide that receivables from the Public Sector are not subject to allowances for doubtful accounts. Under professional accounting standards, those allowances must be estimated on the basis of the uncollectibility risk attaching to those assets.

c) Accounting for income tax according to the deferred tax method

The Bank determines income tax at the statutory rate applicable to the estimated taxable income, without considering the effect of any timing differences between the accounting and taxable results. Under professional accounting standards, income tax must be recognized according to the deferred tax method.

d) Secured loans, government and other similar securities

In view of Decree No. 1387/01 dated November 6, 2001, in the fiscal year ended December 31, 2001, the Bank and the National Government exchanged national government securities (classified and valued as "Investment accounts", according to the criteria established by the

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated
August 09, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the period ended June 30, 2006
In comparative format with the Balance Sheet, Memorandum Account and Schedules as of December 31, 2005 and Statement of income, the statement of changes in shareholders' equity and Statement of Source and Application of Funds as of June 30, 2005

BCRA) for national secured loans which, as of June 30, 2006 and December 31, 2005, were recorded under "Loans to the Non-financial Public Sector". Furthermore, as established by Decree 1579/02 the Bank and the Fiduciary Fund for the Provincial Development exchanged loans to the provincial governments for Provincial Secured Loans (BOGAR) which as of June 30, 2006 and December 31, 2005 have been disclosed under Government and Corporate Securities.

As of those dates, the Bank valued the two assets at the lower of their present or technical value, as established by BCRA Communication "A" 3911 and complementary rules, as amended, except for those used as collateral for advances granted by the Governing Entity for the subscription of the bonds provided by Decree 905/02. Under the provisions of CD Resolution No. 290/01 of the CPCECABA, as of June 30, 2006 and December 31, 2005, those assets should have been valued on the basis of the respective quotation values of the securities exchanged as of November 6, 2001, which are considered to be transaction costs as from that date, if applicable, plus interest accrued at the internal rate of return until the end of each fiscal year.

Discount Bonds have been valued pursuant to the provisions of Communiqué "A" 4270, supplementary rules and amendments thereof, as established in Note 3.4. Under professional accounting standards, those bonds should be valued at their quotation value less estimated selling expenses.

The Bank has recorded as a prior year adjustment, in the fiscal year ended December 31, 2005, the positive difference arising from recognizing the loans to the Public Sector at their repayment value for the acquisition of Coverage Bonds (per National Executive Branch Decree 905/02) following the guidelines of Communication "A" 4095. Under professional accounting standards, this item should be charged to the result for that year, because it was accrued that year.

e) Valuation at equity value

For purposes of calculating the equity value, Technical Pronouncement No. 21 establishes that the closing date of the fiscal year of investors is to coincide with that of the issuing companies, a criterion that differs from Argentine Central Bank regulations. The same valuation criterion under professional accounting standards is also to be applied to all subsidiaries.

f) Derivatives

Currency swap transactions carried out as a hedge for the Bank's exposure to foreign currency-denominated liabilities, without transfer of the principal, have been valued according to the net asset or liability position derived from variations in the underlying assets. This criterion differs from professional accounting standards.

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated August 09, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the period ended June 30, 2006
In comparative format with the Balance Sheet, Memorandum Account and Schedules as of December 31, 2005 and Statement of income, the statement of changes in shareholders' equity and Statement of Source and Application of Funds as of June 30, 2005

Currency swap transactions carried out as a hedge for the Bank's exposure to obligations issued in Euros have been valued according to the criterion described in Note 2.1. This criterion differs from professional accounting standards.

g) Monetary assets and liabilities

Under Argentine GAAP, certain loans and monetary liabilities transactions must be accounted for based on the best possible valuation of receivable and payable amounts discounted at a market rate that reflects market valuations on the time value of money and the specific risks of such assets and liabilities. Said transactions are valued under BCRA standards based on the rates contractually agreed upon and, as the case may be, the risk is measured pursuant to the classification and provisioning criteria specifically set forth.

3.2. Disclosure issues

a) Statement of source and application of funds, earning per share and business segment

The criterion established by Technical Pronouncement No. 19 for disclosing these items differs from that established by the Argentine Central Bank in its Circular CONAU 1.

4. RESTRICTED ASSETS OF RELATED COMPANIES

As of March 31, 2006, BHN Sociedad de Inversión Sociedad Anónima did not have any restricted assets.

On July 07, 2006, BACS Banco de Crédito y Securitización SA assigned Senior trust debt securities of the BACS III Mortgage Trust as collateral under the "Warehousing Credit Line Agreement" executed with International Finance Corporation.

5. NATIONAL GOVERNMENT COMPENSATING BONDS

On June 27, 2005 BACS Banco de Crédito y Securitización SA submitted a note before the BCRA requesting a compensation amount higher than the one duly requested. Said request was based on the adjustment arising from the application of point 1.3 of Communication "A" 4122. The interpretation of the Communication would give the Bank the right to claim a higher compensation due to the pesification of financial trust securities and participation certificates in foreign currency which underlying assets were mortgage loans granted in US dollars which were converted into pesos at a rate of $ 1 for each dollar and which are held by the Bank as of December 31, 2001 due to swap transactions arranged with other financial institutions. A favorable answer to such claim would entail a compensation in favor of BACS greater than the one agreed upon with the BCRA.

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated August 09, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the period ended June 30, 2006
In comparative format with the Balance Sheet, Memorandum Account and Schedules as of December 31, 2005 and Statement of income, the statement of changes in shareholders' equity and Statement of Source and Application of Funds as of June 30, 2005

On July 18, 2006, BACS Banco de Crédito y Securitización SA and Banco Hipotecario SA jointly submitted a note to the BCRA, requesting that the requested compensation be resolved as indicated in the above paragraph for an amount of Ps. 22,834 thousand and that, considering a potential adverse decision, the administrative stage provided by the Administrative Procedure Law (Law 18549 and amendments thereto) be considered ended.

In this quarter, BACS Banco de Crédito y Securitización SA is temporary late in the calculation of the credit risk fragmentation as regards Loans to the Non Financial Public Sector at the limit of 40% of the total assets as of the last day of the previous month, which is limited to compensating bonds received and to be received pursuant to the provisions of sections 28 and 29 of Decree No. 905/02. Such situation was timely informed to BCRA.

6. FINANCIAL TRUSTS – LEGAL ACTIONS INITIATED

On June 29, 2005, the Bank and the subsidiary BACS Banco de Crédito y Securitización SA initiated legal actions against First Trust of New York National Association, in its capacity of trustee under BACS I Mortgage Trust, demanding fulfillment of the Trust Agreement and a compensation for damages caused by the trustee's behavior.

Said demand has been filed before the Federal Court of First Instance on Commercial Litigation Matters No. 16, Clerk's Office No. 32, of the Autonomous City of Buenos Aires.

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated August 09, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the period ended June 30, 2006
In comparative format with the Balance Sheet, Memorandum Account and Schedules as of December 31, 2005 and Statement of income, the statement of changes in shareholders' equity and Statement of Source and Application of Funds as of June 30, 2005

7. MORTGAGE SYSTEMS INTERNATIONAL LLC ("MSI")

In view of the equity interest held by BHN Sociedad de Inversión S.A. in Mortgage Systems International LLC ("MSI"), and considering the problems that could arise from continuing to maintain an equity interest higher than 12.5% in a company which does not currently provide services supplementary to the Bank's specific activities, through Minutes No. 135 dated December 3, 2003 the Board of Directors resolved to: i) properly reflect the situation arising from the equity interest held in MSI in a note to consolidated financial statements; ii) consider the excess equity interest held by BHN Sociedad de Inversión S.A. in MSI's capital stock as a higher consolidated minimum capital requirement, as established by applicable regulations; and iii) make the pertinent presentations to the BCRA proposing the correct classification.

For this purpose, several negotiations intended to sell said company were carried out: individual negotiations, negotiations involving its assets and also involving the entire capital stock of the holding company, "BHN Sociedad de Inversión SA"; none of them succeeded. Thus, STENTON LEIGH company indicated new interested parties could be contacted but, for this purpose, a term for new offers to be submitted would be necessary. Therefore, after giving consideration to the abovementioned situation, on July 21, 2006, the Board of Directors of the Bank decided to provide STENTON LEIGH with a 10-day term to update the prospectus and with an additional 30-day term to submit a new and reasonable offer. This situation was informed to the BCRA on August 1, 2006.

As of the date of these financial statements for interim periods, the Bank has set up a provision charged to Miscellaneous Losses for Ps. 9,978 thousand for the purposes of covering a potential impairment of the value of its interest in BHN Sociedad de Inversión SA, according to calculations made on the basis of the offers received.

Guillermo C. Martinz
General Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated August 09, 2006
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

LIMITED REVIEW REPORT

To the Directors and Shareholders of
Banco Hipotecario SA
Reconquista 151
Autonomous City of Buenos Aires

1. We have performed a limited review of the Balance Sheet of Banco Hipotecario SA (the Bank) as of June 30, 2006, and the related Income Statement and Statement of Sources and Application of Funds for the six-month periods ended June 30, 2006 and 2005, the statement of changes in shareholder's equity for the six-month period ended June, 30, 2006, as well as supplementary Notes 1 to 46, and Schedules A, B, C, D, E, F, G, H, I, J, K, L and N. Furthermore, we have performed a limited review of the consolidated balance sheet as of June 30, 2006, and of the consolidated financial statements, and statement of source and application of funds for the six month periods ended on June 30, 2006 and 2005 and its controlled investees, as well as consolidated Schedule B and consolidated Notes 1 to 7, which are presented as complementary information. The preparation and issuance of these financial statements are the responsibility of the Bank.

2. Our reviews were limited to the application of the procedures set forth by Technical Pronouncement No. 7 of the Argentine Federation of Professional Councils in Economic Sciences for limited reviews of financial statements for interim periods and those established by the Argentine Central Bank (BCRA) through Circular CONAU-1 "Minimum standards for external audits" for limited reviews of quarterly financial statements, which consist mainly of the application of analytical procedures to the financial statement figures and of making inquiries of Bank staff responsible for preparing the information contained in the financial statements and its subsequent analysis. This limited review is substantially less in scope than an audit examination, the objective of which is to express an opinion on the financial statements being examined. Accordingly, we do not express an opinion on the Bank's financial position, the results of its operations, changes in its shareholders' equity and sources and application of funds, or on its consolidated financial statements.

3. These financial statements should be read in the light of the level of exposure to the Public Sector, as specified in Note 6, regarding the Banks' financial statements taken as a whole.

4. As mentioned in Note 3 "Basis for presentation of the financial statements", the Bank has prepared these financial statements applying the valuation and disclosure criteria established by the regulations of the Argentine Central Bank in its capacity as Financial Institutions Control Authority, through the issue of Circular CONAU-1, complementary regulations and amendments. However, as mentioned in Note 4, those criteria for valuing certain assets and liabilities and the financial statement disclosure and presentation criteria established by the Control Authority are not in accordance in certain aspects with professional accounting standards in effect in the Autonomous City of Buenos Aires, the effects of which have not been disclosed in these financial statements.

5. Based on the work done and on our examinations of the Bank's financial statements and its consolidated financial statements for the fiscal years ended December 31, 2005 and 2004, on which we issued our report on February 20, 2006 with an exception in view of certain departures from professional accounting standards described in point 4, both of them of this report, we state that:

   a) the June 30, 2006 and 2005 financial statements of Banco Hipotecario S.A. and its consolidated financial statements at those dates, detailed in point 1., prepared in accordance with BCRA rules, and as mentioned in item 4., with accounting standards applicable in the Autonomous City of Buenos Aires, give consideration to all significant facts and circumstances which are known to us, and that we have no observations to make in relation to them.

   b) The comparative information included in the parent-only and consolidated balance sheets and in complementary Notes and Schedules to the attached financial statements arises from the December 31, 2005 financial statements of the Bank.

6. As called for by the regulations in force, we report that:

   a) The Bank's financial statements and consolidated financial statements have been transcribed to the "Inventory and Balance Sheet" book and, insofar as concerns our field of competence, are in compliance with the provisions of Law 19550 and regulations issued by the BCRA and the CNV.

   b) The Bank's financial statements stem from accounting record systems kept in all formal respects as called for by prevailing legal rules and BCRA rules, which maintain the same security and integrity conditions as those authorized by the CNV.

   c) As of June 30, 2006, the liabilities accrued in respect of employee withholdings and employer contributions towards the National Social Security System, according to the accounting records and supporting schedules, amounted to $ 1,789,537.85, which were not yet due at that date.

Autonomous City of Buenos Aires, August 09, 2006

PRICE WATERHOUSE & CO. S.R.L.

(Partner)

CPCECABA T° 1 F° 17
Gabriel R. Martini
Public Accountant (UBA)
C.P.C.E. Autonomous City of Buenos Aires
T° 201 F° 24

REPORT OF THE SYNDICS' COMMITTEE

To
the Directors and Shareholders of
BANCO HIPOTECARIO SOCIEDAD ANÓNIMA.
Reconquista 151
Autonomous City of Buenos Aires

1. In our capacity as members of the Syndics Committee of Banco Hipotecario S.A., we have performed a limited review of the Balance Sheet as of June 30, 2006, and the related Income Statement, Statement of Changes in Shareholders' Equity and Statement of Sources and Application of Funds for the six-month period ended on said date, as well as complementary Notes 1 to 46, and Schedules A, B, C, D, E, F, G, H, I, J, K, L and N, which have been submitted by the Bank to our consideration. We have also performed a limited review of the consolidated financial statements of Banco Hipotecario SA and its subsidiaries for the six-month period ended June 30, 2006, as well as consolidated Schedule B and Notes 1 to 7 to consolidated financial statements, which are presented as supplementary information. The preparation and issuance of these financial statements are the responsibility of the Bank.

2. Our work was performed in accordance with standards applicable to syndics. These standards require syndics to review the documents detailed in section 1. in accordance with auditing standards in force in Argentina for limited reviews of financial statements for interim periods, and include verifying the consistency of the documents reviewed with the information concerning corporate decisions, as disclosed in minutes, and evaluate the conformity of those decisions with the law and the by-laws insofar as concerns formal and documentary aspects.

   For purposes of our professional work involving the documents detailed in section 1., we reviewed the work performed by the External Auditor Price Waterhouse & Co. SRL in accordance with prevailing auditing standards applicable for limited reviews of financial statements for interim periods, in conformity with professional accounting standards and the "Minimum Standards on External Audits" issued by the Argentine Central Bank. That review included verifying the planning of the work, as well as the nature, scope and timing of the procedures applied and the results of the limited review performed by that Accounting Firm. A limited review consists mainly in applying analytical procedures to the accounting information and making inquiries of the staff responsible for accounting and financial issues. This review is substantially less in scope than an audit of financial statements, the objective of which is to issue an opinion on the financial statements taken as a whole. Therefore, we did not apply all necessary procedures to be able to issue an opinion on the financial statements mentioned in Section 1. The external auditors issued their report on August 09, 2006 with the contents of which we concur. It is not the responsibility of the Syndics Committee to perform any control over the management, so our review did not cover the business decisions and criteria regarding the different areas of the Bank, as such matters are the exclusive responsibility of the Board of Directors.

3. The balances as of June 30, 2005 that are disclosed in the financial statements have been presented for comparative purposes and examined by another Syndics Committee that issued

its limited review report on them on August 10, 2005 with qualifications similar to those indicated in point 4 of said report.

4. These financial statements should be read in the light of the level of exposure to the Public Sector, as specified in Note 6, regarding the Banks' financial statements taken as a whole.

5. As mentioned in Note 3 "Basis for presentation of the financial statements", the Bank has prepared these financial statements applying the valuation and disclosure criteria established by the regulations of the Argentine Central Bank in its capacity as Financial Institutions Control Authority, through the issue of Circular CONAU-1, complementary regulations and amendments. However, as mentioned in Note 4, those criteria for valuing certain assets and liabilities and the financial statement disclosure and presentation criteria established by the Control Authority are not in accordance in certain aspects with professional accounting standards in effect in the Autonomous City of Buenos Aires and CNV regulations, the effects of which have not been disclosed in these financial statements.

6. Based on our review, with the scope mentioned above, and on the examination of the financial statements of the Bank and its consolidated financial statements for the fiscal year ended December 31, 2005, on which we issued a report on February 20, 2006 with exception in view of certain departures from professional accounting standards described in points 5 of this report, we state that:

a) the June 30, 2006 financial statements of Banco Hipotecario S.A. and its consolidated financial statements at those dates, detailed in point 1., prepared in accordance with BCRA rules, and as mentioned in item 5., with accounting standards applicable in the Autonomous City of Buenos Aires, give consideration to all significant facts and circumstances which are known to us, and that we have no other observations to make in relation to them.

b) the comparative information included in the parent-only and consolidated balance sheets and in complementary Notes and Schedules to the attached financial statements arises from the December 31, 2005 financial statements of the Bank.

Furthermore, any of the members of the Syndics Committee is authorized to sign this report on its behalf.

Autonomous City of Buenos Aires, August 09, 2006

Ricardo FLAMMINI

For the Syndics Committee